Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on May 14, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Submission No. 2

on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEXTRACKER INC.

(Exact name of registrant as specified in its charter)

Delaware	3990	00-0000000
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6200 Paseo Padre Parkway

Fremont, California 94555

(510) 270-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Heather Childress, Esq.

Vice President, Deputy General Counsel

Flex Ltd.

2 Changi South Lane

Singapore 486123

(65) 6876 9899

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Sharon R. Flanagan, Esq. Samir A. Gandhi, Esq. Lindsey A. Smith, Esq. Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, California 94304 (650) 565-7000	Robert G. Day, Esq. Melissa S. Rick, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Class A common stock, par value $0.0001 per share	$	$

(1)	Includes the offering price of shares of Class A common stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares, if any. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Explanatory note

Nextracker Inc., the registrant whose name appears on the cover of this registration statement, is a private company incorporated under the laws of the State of Delaware (“Nextracker Inc.”). Prior to this offering and the completion of the Transactions (as described in “Our organizational structure” in the prospectus included as part of this registration statement), all of the business operations of Nextracker Inc. were conducted through the legacy solar tracker business of Flex Ltd. (“Flex”), including NEXTracker Inc., a Delaware corporation, and its subsidiaries. Prior to this offering, the name of NEXTracker Inc. will be changed to Nextracker Holdings Inc. As a result of the Transactions, (i) Nextracker Holdings Inc. will be converted into Nextracker LLC, a Delaware limited liability company (the “LLC”), and (ii) Nextracker Inc. will be (a) a holding company, with its principal asset consisting of limited liability company interests of the LLC and (b) the sole managing member of the LLC and will operate and control all of the business and affairs of the LLC and its subsidiaries. Except as otherwise disclosed in the prospectus included in this registration statement, the historical combined financial statements and summary and selected historical combined financial data and other financial information included in this registration statement are those of the legacy solar tracker business of Flex, including NEXTracker Inc. and its subsidiaries, and do not give effect to the Transactions, including the conversion of Nextracker Holdings Inc. into the LLC.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                , 2021

Prospectus

                Shares

Class A common stock

This is an initial public offering of shares of Class A common stock of Nextracker Inc. We are offering      shares of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock. We currently expect the initial public offering price to be between $         and $        per share of Class A common stock. We intend to apply to list our Class A common stock on                under the symbol “NXTK.”

Following the completion of this offering, we will have two classes of authorized and outstanding common stock. Each share of our Class A common stock entitles its holder to one vote per share and each share of our Class B common stock entitles its holder to 10 votes per share on all matters presented to our stockholders generally. We are offering      shares of our Class A common stock, which immediately after this offering will represent in the aggregate                % of our total outstanding shares of common stock and     % of the total voting power of our outstanding common stock (or    % our total outstanding shares of common stock and    % of the total voting power of our outstanding common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Immediately after this offering, Flex Ltd., our parent company, will own, indirectly through its subsidiary, all of the outstanding shares of our Class B common stock, representing     % of our total outstanding shares of common stock and     % of the total voting power of our outstanding common stock (or    % of our total outstanding shares of common stock and    % of the total voting power of our outstanding common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, so long as it owns a controlling interest, it will be able to control any action requiring the general approval of our stockholders, including the election and removal of directors, any amendments to our certificate of incorporation and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will be a “controlled company” within the meaning of the corporate governance rules of                . See “Risk factors—Risks related to the Transactions and our relationship with Flex,” “Management—controlled company exemption” and “Principal stockholders.”

We will be a holding company and, upon the completion of this offering, our principal asset will consist of LLC Interests (as defined herein) that we acquire from a subsidiary of Flex Ltd. with the proceeds from this offering, representing     % of the total economic interest in the LLC (as defined herein) (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The remaining economic interest in the LLC will be owned by Flex Ltd. through its indirect ownership of LLC Interests.

We will be the sole managing member of the LLC. We will operate and control all of the business and affairs of the LLC and its direct and indirect subsidiaries and will conduct our business through the LLC and its direct and indirect subsidiaries.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount(1)	$	$

Proceeds to Nextracker Inc., before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional      shares of Class A common stock.

Investing in our Class A common stock involves a high degree of risk. See “Risk factors” beginning on page 20.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                    , 2021.

Joint Book-Running Managers

J.P. Morgan		BofA Securities

Citigroup

                        , 2021

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

i

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

About this prospectus

As used in this prospectus, unless the context otherwise indicates, any reference to “Nextracker,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the completion of the Transactions (as defined herein), including this offering, to Nextracker Holdings Inc., a Delaware corporation formerly known as NEXTracker Inc. (“Nextracker Holdings Inc.”), which is the predecessor to Nextracker LLC, a Delaware limited liability company (the “LLC”), together with its consolidated subsidiaries, and after the completion of the Transactions, including this offering, refers to Nextracker Inc., a Delaware corporation and the issuer of the shares of Class A common stock offered hereby (“Nextracker Inc.”), together with its consolidated subsidiaries, including the LLC. References in this prospectus to “Flex” or “Parent” refer to Flex Ltd., a Singapore incorporated public company limited by shares and having a registration no. 199002645H, and its consolidated subsidiaries, unless the context otherwise indicates.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than that contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

Unless otherwise indicated, the information presented in this prospectus:

•	gives effect to the completion of the Transactions as described under the section entitled “Our organizational structure;”

•

assumes an initial public offering price of $         per share of our Class A common stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus;

•

excludes                  shares of our Class A common stock that will be reserved for issuance under the 2021 Nextracker Inc. Equity Incentive Plan (our “2021 Equity Incentive Plan”), which will be available for issuance upon the effectiveness of the registration statement of which this prospectus forms a part; and

•	assumes the underwriters’ option to purchase additional shares of Class A common stock will not be exercised.

Basis of presentation

Except as otherwise disclosed in this prospectus, the historical combined financial statements and summary and selected historical combined financial data and other financial information included elsewhere in this prospectus are those of Nextracker Holdings Inc., together with its consolidated subsidiaries, and have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States (“GAAP”), except for the presentation of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin, each of which is a non-GAAP financial measure. This

ii

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

historical financial information does not give effect to the Transactions, including the conversion of Nextracker Holdings Inc. into the LLC and this offering.

The unaudited pro forma financial information of Nextracker Inc. presented in this prospectus has been derived from the application of pro forma adjustments to the historical combined financial statements of Nextracker Holdings Inc. and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “Our organizational structure,” including the completion of this offering, as if all such transactions had occurred on April 1, 2020 in the case of the unaudited pro forma combined statement of operations and comprehensive income (loss) data, and as if all such transactions had occurred on March 31, 2021 in the case of the unaudited pro forma combined balance sheet data. See the section entitled “Unaudited pro forma combined financial statements” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

Our fiscal year ends on March 31 of each year and references in this prospectus to a fiscal year means the year in which that fiscal year ends. Accordingly, references in this prospectus to “fiscal year 2019,” “fiscal year 2020” and “fiscal year 2021” refer to the fiscal year ended March 31, 2019, March 31, 2020 and March 31, 2021, respectively, and references to a “year” made in connection with our financial information or operating results are to the fiscal year ended March 31, unless otherwise stated.

Trademarks

The name and mark, Nextracker, and other trademarks, trade names and service marks of Nextracker appearing in this prospectus are the property of Nextracker. The name and mark, Flex, and other trademarks, trade names and service marks of Flex appearing in this prospectus are the property of Flex. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

iii

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus entitled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” and our combined financial statements and related notes included elsewhere in this prospectus. In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management’s view of our prospects and are subject to the risks described under “Risk factors” and “Special note regarding forward-looking statements.” Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate. In this prospectus, unless the context otherwise indicates, any reference to “Nextracker,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the completion of the Transactions, including this offering, to Nextracker Holdings Inc. and its consolidated subsidiaries, and after completion of the Transactions, including this offering, to Nextracker Inc., the issuer of the shares of Class A common stock offered hereby, together with its consolidated subsidiaries, including the LLC.

Our mission

Our mission is to be the world’s leading energy solutions company by enabling the most intelligent, reliable and productive solar power.

Overview

We are the leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects around the world. Our products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. We have led the solar industry based on gigawatts (“GW”) shipped globally in the last five consecutive years from 2015 to 2019 and in the United States in the last four consecutive years from 2016 to 2019.1

Over the past several years, the cost of solar energy has declined significantly, and today utility-scale solar is one of the lowest cost sources of wholesale energy production, driving demand for solar energy globally. In addition, demand for renewable energy continues to increase as countries, industries and firms move to reduce their carbon footprint and announce more aggressive decarbonization targets. Electrification, including the proliferation of electric vehicles and the replacement of natural gas with electricity in buildings and residences, is expected to drive increased demand for energy production, including solar energy. We believe that both the attractive cost of solar generation and increasing demand for renewable energy will drive continued growth in the utility-scale solar market, which represented approximately 55% of the overall global solar market in 2020.2

The solar tracker market plays a key part in driving the global energy transition by increasing energy production and improving the levelized cost of energy (“LCOE”). The majority of utility-scale projects installed today in mature markets such as the United States, Latin America and Australia use solar trackers and adoption of solar tracker technology is growing in developing solar markets such as the Middle East, Africa and Southeast Asia. According to Wood Mackenzie, the global solar tracking market is estimated to be a $16 billion cumulative opportunity from 2021 to 2025, representing 182 GW of solar capacity installed over that time period.3

[1]	Wood Mackenzie, September 2020; Wood Mackenzie, October 2016.
[2]	Wood Mackenzie, January 2021.
[3]	Wood Mackenzie, September 2020.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

By optimizing and increasing energy production and reducing costs, our tracker products and software solutions offer significant return on investment (“ROI”) for utility-scale solar projects. Single axis solar trackers generate up to 25% more energy than projects that use fixed-tilt systems that do not track the sun. We have developed an intelligent independent row tracking system with proprietary technology that we believe produces more energy, lowers operating costs, and is easier to deploy compared to other tracker products. Our tightly-integrated software solutions use advanced algorithms and artificial intelligence technologies to optimize the performance and capabilities of our tracker products.

We have shipped over 38 GW of our solar tracker systems as of December 31, 2020 to over 600 projects across six continents for use in utility-scale and distributed generation solar applications worth more than $35 billion (based on recent global utility-scale system pricing).4 Our customers include solar project developers, construction firms, and long-term plant owners. We are a qualified, preferred provider to some of the largest solar engineering, procurement and construction firms (“EPCs”) in the world.

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex Ltd. in 2015. Flex provides design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across five continents. Flex’s expertise in global supply chains and procurement and its strong financial backing has helped us accelerate our penetration of our end markets and run an optimized supply chain, and we intend to continue leveraging these learnings from Flex as we become a standalone company.

Our growth and success are evidenced by our operating and financial results in fiscal years 2020 and 2019:

•	We generated revenue of $1,171.3 million and $660.7 million in fiscal year 2020 and 2019, respectively.

•

We generated gross profit of $212.9 million and $56.5 million in fiscal year 2020 and 2019, respectively. Non-GAAP gross profit was $222.5 million and $68.5 million for fiscal year 2020 and 2019, respectively.

•

We generated operating income of $148.9 million and $1.2 million in fiscal year 2020 and 2019, respectively. Non-GAAP operating income was $168.0 million and $24.5 million for fiscal year 2020 and 2019, respectively.

•	We generated net income (loss) of $118.3 million and $(1.6) million in fiscal year 2020 and 2019, respectively.

•	Non-GAAP net income was $134.3 million and $18.8 million for fiscal year 2020 and 2019, respectively.

•	Adjusted EBITDA was $170.7 million and $27.4 million for fiscal year 2020 and 2019, respectively.

•	Net income (loss) as a percentage of revenue was 10.1% and (0.2)% for fiscal year 2020 and 2019, respectively.

•	Our Adjusted EBITDA Margin as a percentage of our revenue was 14.6% and 4.2% for fiscal year 2020 and 2019, respectively.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See the section entitled “—Summary historical and pro forma combined financial and other data” for definitions of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin and reconciliations to the most directly comparable GAAP measures.

Industry trends

Growing demand for solar energy production is driven by the increasing cost competitiveness of solar energy and global trends including decarbonization and electrification.

[4]

Ibid. The $35 billion value represents the estimated aggregate capital expenditures made on solar applications in order to build the projects; solar trackers generally represent approximately 12% of those capital expenditures. Such value is not necessarily indicative of the current market value of the projects as financial assets, which would depend on each project’s future projected cash flows.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Globally, many countries, industries, and firms have been aggressively pursuing decarbonization standards that pledge to increase the percentage of electricity production from renewable energy sources while decreasing use of fossil fuel and nuclear generation. This pursuit, coupled with increasing demands for electrification to help achieve greenhouse gas emissions reductions, has created a significant demand for clean energy production. Electrification refers to electricity replacing other sources for energy consumption, such as the transition to electric vehicles and electric heating.

Solar is the fastest growing segment of the renewable energy sector and has become one of the most cost-effective forms of wholesale energy generation. According to Lazard, over the past decade the cost of solar generation has fallen by 90%.5 Today, solar is competitive with both natural gas and wind and costs significantly less than conventional generation technologies such as coal and nuclear.

Utilities are expanding solar generation both to replace pre-existing capacity from conventional plants as they are retired and to build new capacity as overall electricity demand grows. Globally, total coal capacity fell for the first time ever in the first half of 2020 as more coal generation plants were retired than constructed.6 According to the U.S. Energy Information Administration (“EIA”), 197 coal, petroleum, natural gas and nuclear power plants are expected to be retired over the next ten years in the United States.7 The International Energy Agency expects solar to account for more than 50% of renewable electricity net capacity additions worldwide over the next five years.8

In the United States, capacity is projected to grow with nearly 125 GW of new solar installations across all market segments from 2021 to 2025, a 79% increase over the prior five year period.9 International markets are expected to grow significantly in both more developed solar markets such as Latin America, Australia and Europe, as well as in emerging markets such as the Middle East, Africa and Southeast Asia. All such markets are experiencing growth as cost declines have made solar more attractive. The utility-scale market segment represents approximately 55% of the overall global solar market.10

Utility-scale solar plants generally rely on solar tracking technologies to increase electricity generation and improve economics for plant owners by enabling solar panels to rotate and follow the sun’s movement across the sky. Single axis solar trackers can increase energy yield of solar projects and generate up to 25% more energy than projects that use fixed-tilt, or stationary, panel mounting systems that do not track the sun.11 The additional cumulative revenue from energy production that trackers provide typically exceeds the incremental cost of using a tracking system, improving the LCOE and providing significant ROI for solar projects.

There are several types of tracking solutions with differing geometry and operational characteristics. The majority of the market uses single-axis horizontal trackers such as our solar tracker products. Single-axis horizontal trackers offer the best optimization of performance, cost and reliability for utility-scale solar plants. Other tracking designs, such as dual-axis trackers, are typically more expensive and primarily used for niche applications.

[5]	Lazard, 2020.
[6]	Electric Power Monthly, 2020.
[7]	U.S. Energy Information Administration, February 2021.
[8]	International Energy Agency, 2020.
[9]	Wood Mackenzie, February 2021.
[10]	Wood Mackenzie, January 2021.
[11]	Joule, 2020.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

While solar trackers have existed for over 30 years, there are many limitations to competing tracker solutions that reduce ROI for utility-scale solar plants.

•

Legacy architectures.    Certain tracker technologies in the market today rely on a legacy, linked-row architecture. These systems use mechanical linkages and a single large motor to simultaneously move multiple interconnected, or “linked,” rows of trackers, introducing significant single points of failure. Linked-row architectures were designed over 30 years ago around the high cost of electric motors and control systems at the time. These designs do not leverage the substantial cost reductions in motors and control systems today, and have limitations in optimizing performance, reliability and operations.

•

Lack of software and sensor capabilities.    Legacy architectures were not designed to tightly couple the solar tracker with advanced software and sensors to further increase energy production levels, optimize performance for variable site and severe weather conditions, and efficiently manage a power plant’s operating costs.

•

Difficult to deploy.    Other solar tracker architectures may incur substantial installation costs and significant time to deploy and operationalize due to factors such as greater structural complexity. Since many project sites have varying topographies, legacy architectures can create additional deployment complexities, such as significant site grading costs and longer installation and commissioning processes.

•

Difficult to operate.    Legacy linked-row architectures create challenges with management of the solar array. Physically-linking tracker rows together significantly inhibits or eliminates the ability to control each row independently to increase overall power production. In addition to introducing significant single points of failure, linkages also create a physical barrier that limits vehicle access for maintenance activities, such as panel cleaning and vegetation management, thus increasing operating costs and reducing power production.

•

Lack of future upgradability.    Most trackers are designed with a fixed set of features and capabilities at the time of their installation. As a result, future software and mechanical upgrades are unavailable or cost prohibitive, in large part due to limited control systems and connectivity capabilities in existing solutions.

Our solution

We provide intelligent, integrated solar tracker and software solutions that use an innovative design approach to enable new capabilities and to expand the viability of trackers across a broader range of topographical and climate conditions.

Tracking solutions portfolio

NX Horizon is our flagship solar tracking solution. NX Horizon’s one-in-portrait (“1P”) smart solar tracker system delivers what we believe to be an attractive LCOE and has been deployed more than any other tracker as of December 31, 2019. NX Horizon’s reliable self-powered motor and control system, balanced mechanical design and independent row architecture provide project design flexibility while lowering operations and maintenance costs. With its self-aligning module rails and vibration-proof fasteners, NX Horizon can be easily and rapidly installed. The self-powered, decentralized architecture allows each row to be commissioned in advance of site power and is designed to withstand high winds and other adverse weather conditions. NX Horizon combines several key features that improve performance, reliability and operability compared to competing designs.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Independent rows.    Over the last decade, the substantial decrease in the cost of electric motors and control systems helped accelerate the adoption of independent row tracking systems over linked-row architectures. In addition to the ability to rotate each row individually, independent rows provide many benefits such as increased redundancy and therefore lower risk of single points of component failure, site layout flexibility including reduced grading requirements, ease of installation, and ease of maintenance and operations, including unrestricted vehicle access.

•

Mechanically-balancing rows.    Our patented, mechanically-balancing rows have several benefits, including greater range of motion, less energy required to rotate the panels than competing products, and reduced component wear and tear. Mechanical balancing also enables greater elevation of solar panels above a central support beam (torque tube), significantly improving energy production in bifacial applications by allowing more reflected light to reach the back side of the panel. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects.

•

Self-powered.    Our tracker design includes the placement of a small solar panel on each row that powers the trackers, eliminating the need for more expensive AC power. In addition, our self-powered controller also enables advanced software capabilities by collecting and distributing real-time sensor data.

•

Embedded sensors and connectivity.    Our embedded sensors and wireless mesh network with real-time connectivity enable visibility and system monitoring of critical components and remote maintenance, upgrades, and future software enhancements if separately purchased by the customer.

•

Reliable fasteners. Our patented engineered fasteners replace standard nuts and bolts, structurally integrating materials and forming lifetime connections with steel components. Our fasteners increase long-term reliability and eliminate the need for periodic inspection and maintenance required by systems held together with nuts and bolts.

•

Sealed, elevated drive system.    All our trackers have sealed gears, motors and controllers, which are typically elevated three or more feet above the ground, protecting the system against dust, flooding and ground accumulations of snow and ice.

NX Gemini is our two-in-portrait (“2P”) format tracker which holds two rows of solar panels along the central support beam. Ideally suited for sites with challenging soils, high winds, and irregular boundaries, NX Gemini features a distributed drive system for robust stability in extreme weather, eliminating the need for dampers and minimizing energy required to stow panels in a safe position during inclement weather.

By offering customers the choice between our 1P and 2P products, we maintain an impartial perspective and accommodate a diverse range of site conditions.

Software solutions portfolio

We offer a number of software solutions to optimize the performance and capabilities of our tracking solutions. Our software is integrated with our NX Horizon and NX Gemini tracker products, leveraging the embedded sensors, communication and control capabilities in these solutions. When we develop new software features, we can provide these capabilities to both our customers’ existing installed fleet as well as new projects. Through software innovation, we have been able to improve energy yields and operability over time, providing differentiated benefits to our customers.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

TrueCapture is our flagship software offering, which as of March 31, 2021 has been installed on 65 projects and is under contract for approximately 60 additional projects. TrueCapture is an intelligent, self-adjusting tracker control system that uses machine learning to increase typical solar power plant energy yield between 1-3% for the majority of projects, with some gains outside of this range, including up to an estimated 6% on certain projects due to site topography, construction variances, project design and weather conditions. While other tracking systems angle all rows in an identical direction facing the sun, TrueCapture boosts solar power plant production by continuously optimizing the position of each individual tracker row in response to site features such as varying topography and changing weather conditions.

NX NavigatorTM , which is typically bundled with TrueCapture, enables solar power plant owners and operators to monitor, control and protect their solar tracking systems. An intuitive dashboard helps plant managers to precisely visualize real-time operational data at the site, subfield and individual tracker level. In addition, NX Navigator’s risk mitigation features include Hurricane/Typhoon Stow and Hail Stow modes, both of which quickly command solar panels to rotate to safe positions in response to inclement weather that might otherwise cause significant damage to solar panels.

Benefits of our solution

We approach tracking with a holistic and forward-thinking view toward increasing solar power plant energy production levels and decreasing operating and maintenance costs. Our trackers provide high levels of performance and operability and improve over time through software enhancements when coupled with our separately sold software solutions. We see trackers as not only a physical mounting and rotating platform for solar panels, but also as a nexus of intelligent control and optimization for the entire solar plant. Our innovative approach provides the following significant competitive advantages.

•

Next-generation architecture.    Our self-balancing, independent row architecture provides many performance and cost advantages, including improved reliability, easier access for maintenance vehicles, a wide rotational range and the ability to optimize the tracker angle on a row-by-row basis for increased energy production. Unlike some linked-row designs, our key drive components are located well above ground to reduce risk from flooding and ground accumulations of snow and ice.

•

Advanced software and sensor capabilities.    We optimize performance and operability through hardware and software integration, validated by rigorous testing and field-based measurement and verification. Our software solutions interface with our network of data-mining sensors dispersed throughout the solar plant and enable operators to optimize performance.

•	Ease of deployment. Our solutions are designed to reduce installation costs, including grading and anchoring costs, and time to deploy and operationalize.

•

Ease of operation.    Our architecture, sensors and software are designed to reduce operating costs, optimize uptime and mitigate risks such as potential damage from severe weather. Independent-row architecture reduces the cost of cleaning, vegetation management and inspection operations by providing significantly easier vehicle movement along rows. Embedded sensors provide terabytes of data that deliver insights to drive operational benefits for our customers.

•

Future upgradability.    We take an innovative approach to ‘future proofing’ the optimization of our trackers over time, enabling the release of improved features and capabilities to both legacy and new solar projects via future software enhancements to our separately sold software solutions.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	Severe weather protection. Our systems combine multiple approaches to reduce risk of damage while maintaining as much energy production as feasible in severe weather conditions.

•

Superior production for bifacial solar panels.    Our tracker platforms are designed to optimize production from bifacial solar panels. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects. Our architecture is designed to mitigate obstructions that can block reflected light from reaching the back side of the panels.

Our key strengths

•	Global Leader in the Solar Tracking Industry. We are the global leader in the solar tracking industry based on GW shipped, and have been for the last five consecutive years from 2015 to 2019.[12]

•

Culture and Track Record of Innovation.    We pioneered what we believe to be today’s leading generation of tracker solutions, including many “industry first” innovations, such as self-powering and self-grounding capabilities, and associated software offerings.

•

Proven Solutions with a Long Track Record of Performance and Reliability.    We have an established track record of delivering what we believe to be the highest performing trackers for solar energy projects in markets around the world.

•

Strategic, Value-driven Relationships Throughout the Customer Value Chain.    We have developed long-term, entrenched strategic relationships with leading developers, EPCs, owners, and operators of solar projects.

•

Differentiated, Robust Intellectual Property Portfolio.    We have a large portfolio of intellectual property protecting both our hardware and software products, including 45 issued U.S. patents, 61 granted non-U.S. patents and 151 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending Patent Cooperation Treaty applications.

•

Visionary, Founder-Led Management Team.    Our founders and management team pioneered tracking technology widely in solar plants and key members of our management team have an average of 20 years of experience in the solar industry.

Our growth strategies

We intend to drive the growth of our business primarily through the following strategies:

•	Maintain clear leadership position in sophisticated and growing U.S. market.
•	Expand in rapidly growing and maturing international markets.
•	Leverage our cutting-edge technological expertise to expand the existing addressable market.
•	Expand our product offerings and capitalize on our large installed base.
•	Pursue selective and accretive acquisitions to complement our existing platform.

Our market opportunity

Trackers are the fastest-growing utility-scale mounting system across the world, with the percentage of solar installations (in GW) utilizing trackers growing from 14% in 2015 to a projected 36% in 2020 globally (and

[12]	Wood Mackenzie, September 2020; Wood Mackenzie, October 2016.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

was projected to be 80% or higher in 2020 in mature markets such as the United States and Australia), according to Wood Mackenzie.13 In addition, the most recent tracker-specific forecasts from Wood Mackenzie estimate a $3.2 billion market for trackers in 2021, the second consecutive year in which the annual market value of trackers would exceed that of fixed-tilt systems for the ground-mounted market.14 We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more ROI than projects that do not. According to Wood Mackenzie, the global tracker PV market is expected to be a $16 billion opportunity from 2021 – 2025, representing 182 GW of solar installed over that time period.15

Impact of COVID-19

The COVID-19 pandemic has resulted in a widespread public health crisis and numerous disease control measures being taken to limit its spread, including travel bans and restrictions, quarantines, shelter-in-place orders, shutdowns, and social distancing measures. These events and control measures have impacted and continue to impact our operations, and the operations of our customers and our suppliers. While most of our employees have been able to adequately perform their jobs from home, we have nonetheless experienced certain disruptions due to illness and the effect of governmental mandates and recommendations, as well as the measures we have taken to mitigate the impact of COVID-19 at our offices around the world in an effort to protect the health and well-being of our employees, customers, suppliers and of the communities in which we operate. Our operations have also been affected by the disruptions caused to our customers and suppliers, many of whom have experienced and continue to experience significant disruptions due to the COVID-19 pandemic and related events, including site closures and wide-scale disruptions in the world-wide shipping infrastructure. Our management team continues to commit significant time, attention and resources to monitoring the COVID-19 pandemic and seeking to mitigate its effects on our business and workforce. See the section entitled “Risk factors—Risks related to our business and our industry—We face risks related to the COVID-19 pandemic, which could have a material and adverse effect on our business, results of operations and financial condition” for additional information regarding the potential impact of COVID-19 on our business and operations.

Summary risk factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our Class A common stock, you should carefully consider all of the risks and uncertainties described in the section entitled “Risk factors” and elsewhere in this prospectus. These risks and uncertainties include, but are not limited to, the following:

•

The demand for solar energy and, in turn, our products are impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

•	Competitive pressures within our industry may harm our business, revenues, growth rates and market share.

•

We face competition from conventional and renewable energy sources that may offer products and solutions that are less expensive or otherwise perceived to be more advantageous than solar energy solutions, which could materially and adversely affect the demand for and the average selling price of our products and services.

[13]	Wood Mackenzie, September 2020.
[14]	Ibid.
[15]	Ibid.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations.

•

The reduction, elimination or expiration of government incentives for or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

•	We rely heavily on our suppliers and our operations could be disrupted if we encounter problems with our suppliers or if there are disruptions in our supply chain.

•	Changes in the global trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

•	We face risks related to the COVID-19 pandemic, which could have a material and adverse effect on our business, results of operations and financial condition.

•

An increase in interest rates, or a reduction in the availability of tax equity or project debt financing could make it difficult for project developers and owners to finance the cost of a solar energy system and could reduce the demand for our products.

•

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations and cash flow.

•

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

•	We may experience delays, disruptions or quality control problems in our product development operations.

•	Our business is subject to the risks of severe weather events, natural disasters and other catastrophic events.

•	Our continued expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

•

Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that could significantly reduce demand for our products or harm our ability to compete.

The Transactions

Nextracker Inc., a Delaware corporation, was formed on                , 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through Nextracker Holdings Inc. and its direct and indirect subsidiaries and the owner of Nextracker Holdings Inc. has been Flextronics International USA, Inc. (“FIUI”), a wholly owned subsidiary of Flex.

We will complete the following organizational and other transactions in connection with this offering:

•	Flex, through FIUI, will form , a corporation and wholly-owned subsidiary of FIUI (“NewCo”), and contribute all of the outstanding shares of common stock of Nextracker Holdings Inc. to NewCo;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Nextracker Holdings Inc., a Delaware corporation, will be converted into Nextracker LLC, a Delaware limited liability company (the “LLC”), and ownership of the LLC will thereafter be represented by limited liability company interests (“LLC Interests”);

•	NewCo will contribute % of the LLC Interests to a wholly-owned subsidiary of NewCo, with the remaining % of the LLC Interests owned by NewCo;

•

We will amend and restate Nextracker Inc.’s certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock, with each share of our Class A common stock entitling its holder to one vote per share and each share of our Class B common stock entitling its holder to 10 votes per share on all matters presented to our stockholders generally, and provide that shares of Class B common stock may only be held by NewCo and its permitted transferees;

•

We will issue                shares of our Class A common stock to the purchasers in this offering (or                shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds therefrom of approximately $                million (or approximately $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an assumed initial public offering price of $                per share (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us;

•

We will issue                shares of our Class B common stock to NewCo (or                shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for nominal consideration, which number of shares shall be equal to the number of LLC Interests held directly or indirectly by NewCo immediately following the Transactions, and we will repurchase all of the shares of our common stock previously issued to FIUI for nominal consideration;

•

We will use all of the net proceeds from this offering as consideration for NewCo’s transfer to us of LLC Interests (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us;

•	We will be appointed as the sole managing member of the LLC;

•

We, the LLC and NewCo will enter into an exchange agreement (the “Exchange Agreement”) under which NewCo (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange LLC Interests, together with a corresponding number of shares of Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions;

•

We, the LLC and NewCo will enter into a tax receivable agreement (the “Tax Receivable Agreement”) that will provide for the payment by us to NewCo (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) increases in tax basis resulting from exchanges or acquisitions of LLC Interests (including as part of the Transactions or under the Exchange Agreement) and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement; and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

We will also enter into various other agreements to provide a framework for our relationship with Flex after the Transactions, including a separation agreement, a transition services agreement, an employee matters agreement and a registration rights agreement. These agreements will provide for the allocation between us and Flex of Flex’s employees, liabilities and obligations attributable to periods prior to, at and after the separation. For additional information regarding the separation agreement and such other agreements, refer to the sections entitled “Risk factors—Risks related to the Transactions and our relationship with Flex” and “Certain relationships and related party transactions—Agreements with Flex.”

We collectively refer to the foregoing organizational and other transactions and this offering as the “Transactions.”

Immediately following the completion of the Transactions (including this offering):

•	Nextracker Inc. will be a holding company and its principal asset will be the LLC Interests it purchases from NewCo;

•	Nextracker Inc. will be the sole managing member of the LLC and will control the business and affairs of the LLC and its subsidiaries;

•

Nextracker Inc. will own                LLC Interests, representing approximately    % of the economic interest in the business of the LLC (or                LLC Interests, representing approximately    % of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

The purchasers in this offering will own (i)                shares of Class A common stock of Nextracker Inc., representing approximately    % of the total voting power of all of Nextracker Inc.’s common stock (or                shares of Class A common stock, representing approximately                % of the total voting power of all of Nextracker Inc.’s outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) indirectly through Nextracker Inc.’s ownership of LLC Interests, approximately                % of the economic interest in the business of the LLC (or approximately                % of the economic interest in the business of the LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

Flex (i) through NewCo, will own                shares of Class B common stock of Nextracker Inc., representing approximately                % of the total voting power of all of Nextracker Inc.’s common stock (or                shares of Class B common stock, representing approximately                % of the total voting power of all of Nextracker Inc.’s outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through NewCo and NewCo’s wholly-owned subsidiary, will own                LLC Interests, representing approximately                % of the economic interest in the business of the LLC (or    LLC Interests, representing approximately                % of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the sole managing member of the LLC, we will operate and control all of the business and affairs of the LLC and, through the LLC and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, we will have the majority economic interest in the LLC and will control the management of the LLC as its sole managing member. As a result, we will consolidate the LLC and record a significant non-controlling interest in a consolidated entity in our consolidated financial statements for the economic interest in the LLC held directly or indirectly by Flex.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

After this offering, Flex may undertake a tax-free or other distribution or disposition of its beneficial retained interest in the LLC, whether directly or through a distribution or disposition of the stock of NewCo, which holds Flex’s retained interest in the LLC.

Corporate structure

The following diagram sets forth a simplified view of our corporate structure after giving effect to the completion of the Transactions, including this offering. This chart is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted.

Corporate information

Our principal executive offices are located at 6200 Paseo Padre Parkway, Fremont, California 94555 and our telephone number at that address is (510) 270-2500. Our website is www.nextracker.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The offering

Class A common stock we are offering	shares of Class A common stock ( shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of Class A common stock at the initial public offering price less the underwriting discount.

Class A common stock to be outstanding immediately after this offering	shares of Class A common stock, representing approximately % of the total voting power of all of the Company’s common stock (or shares, representing approximately % of the total voting power of all of the Company’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), % of the economic interest in the Company and % of the indirect economic interest in the LLC.

Class B common stock to be beneficially owned by Flex immediately after this offering	shares of Class B common stock, representing approximately % of the total voting power of all of the Company’s common stock (or shares, representing approximately % of the total voting power of all of the Company’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in the Company.

LLC interests to be held by us immediately after this offering	LLC Interests ( LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately % of the total economic interest in the LLC (or % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

LLC interests to be beneficially owned by Flex immediately after this offering	LLC Interests ( LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately % of the total economic interest in the LLC (or % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Ratio of shares of Class A common stock to LLC interests	Our amended and restated certificate of incorporation and the Nextracker LLC operating agreement will require that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us, except as otherwise determined by us.

Ratio of shares of Class B common stock to LLC interests	Our amended and restated certificate of incorporation and the Nextracker LLC operating agreement will require that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by NewCo and its permitted transferees and the number of LLC Interests owned by NewCo, a wholly-owned subsidiary of NewCo and their permitted transferees, except as otherwise determined by us.

Permitted holders of shares of Class B common stock	Immediately after the Transactions, NewCo will own 100% of the outstanding shares of our Class B common stock. Only NewCo and its permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are exchangeable for shares of Class A common stock only together with an equal number of LLC Interests. See the section entitled “Certain relationships and related party transactions—Nextracker LLC operating agreement.”

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on an initial public offering price of $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We will use all of the net proceeds from this offering to purchase newly issued LLC Interests from NewCo (or LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us. See the section entitled “Use of proceeds” for additional information.

Voting rights; controlled company

Upon the completion of this offering, the holders of our Class A common stock will be entitled to one vote per share of Class A common stock, and the holders of shares of our Class B common stock will be entitled to 10 votes per share of Class B common stock. Upon the date on which the shares of Class B common stock held by NewCo and its permitted transferees represent less than 10% of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

our outstanding shares of common stock, each share of Class B common stock will thereafter entitle its holder to one vote per share of Class B common stock. Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters requiring approval by our common stockholders unless otherwise required by law. For a description of the rights of the holders of our Class A common stock, see the section entitled “Description of capital stock—Class A common stock.”

As a result, Flex, as the indirect owner of the Class B common stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See the section entitled “Principal stockholders” and “Description of capital stock.”

Additionally, upon completion of this offering we will be a “controlled company” within the meaning of the rules of and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. See the section entitled “Management—Controlled company exemption.”

Dividend policy	We currently do not anticipate paying any cash distributions or dividends on our Class A common stock after this offering and for the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. The payment of any dividends on our Class A common stock in the future, and the timing and amount thereof, is within the discretion of our board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt facilities, industry practice, legal requirements and other factors that our board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations, the ability of the LLC to make distributions to us, and on our access to the capital markets for liquidity. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends. See “Dividend policy.”

Proposed listing	We intend to apply for listing of our Class A common stock on under the symbol “NXTK.”

Risk factors	See the section entitled “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Summary historical and pro forma combined financial and other data

The following summary financial data reflects the combined assets and results of operations and other operating data of Nextracker Holdings Inc., the predecessor of the LLC, and does not give effect to the conversion of Nextracker Holdings Inc. to the LLC. We derived the summary historical and pro forma combined statement of operations and comprehensive income (loss) data for the years ended March 31, 2021, 2020 and 2019, and combined balance sheet data as of March 31, 2021, 2020 and 2019, as set forth below, from our historical audited combined financial statements, which are included elsewhere in this prospectus and from our unaudited combined pro forma financial statements included in the “Unaudited pro forma combined financial statements” section of this prospectus.

Nextracker Holdings Inc. historically operated as part of Flex and not as a separate, publicly-traded company. The combined financial statements have been derived from Flex’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities, and Flex’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Flex during the periods presented.

The summary unaudited pro forma combined financial data presented below has been prepared to reflect the Transactions. The summary unaudited pro forma combined financial data has been derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined statement of operations and comprehensive income (loss) data presented reflects the financial results as if the Transactions, including this offering, occurred on April 1, 2020, which was the first day of fiscal year 2021. The unaudited pro forma combined financial statements consist of an unaudited pro forma combined balance sheet as of March 31, 2021 and unaudited pro forma combined statement of operations and comprehensive income (loss) for the year ended March 31, 2021, prepared in accordance with GAAP. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.

The unaudited pro forma combined financial statements are not necessarily indicative of our results of operations or financial condition had the Transactions and our anticipated post-Transaction capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a separate, publicly-traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial position.

The summary historical combined financial and other data of Nextracker Inc., the issuer of the Class A common stock being offered hereby, has not been presented because it is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented below.

This summary historical and pro forma combined financial and other data should be reviewed in combination with the sections entitled “Unaudited pro forma combined financial statements,” “Capitalization,” “Selected

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the combined financial statements and accompanying notes included in this prospectus.

	Unaudited pro forma	Fiscal year ended March 31,
(In thousands, except share and per share data)	2021	2021		2020	2019

Combined Statement of Operations and Comprehensive Income (loss) Data:
Revenue	$	$		$1,171,287	$660,741
Cost of sales				958,380	604,207

Gross profit				212,907	56,534
Selling, general and administrative expenses				55,361	46,805
Research and development				8,641	8,562

Operating income				148,905	1,167
Interest and other, net				(24)	407

Income before income taxes				148,929	760
Provision for income taxes				30,673	2,350

Net income (loss) and comprehensive income (loss)	$	$		$118,256	$(1,590)
Unaudited Pro Forma Earnings Per Share
Basic	$		$—	$—	$—
Diluted	$		$—	$—	$—
Number of shares used in calculating earnings per share
Basic			—	—	—
Diluted			—	—	—

	Unaudited pro forma	As of March 31,
(In thousands)	2021	2021	2020	2019

Combined Balance Sheet Data:
Working capital(1)	$	$	$(60,057)	$53,341
Total assets			619,160	557,439
Accumulated net parent investment			231,064	359,337

(1)	Working capital is defined as current assets, less current liabilities.

	Fiscal year ended March 31,
(In thousands)	2021	2020	2019

Combined Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$	$240,999	$(13,916)
Net cash used in investing activities		(1,655)	(4,128)
Net cash provided by (used in) financing activities		(250,765)	11,623

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

	Fiscal year ended March 31,
(In thousands, except percentages)	2021	2020	2019

Other Financial Information:
Non-GAAP gross profit(1)	$	$222,503	$68,537
Non-GAAP operating income(1)		168,025	24,482
Non-GAAP net income(1)		134,260	18,764
Adjusted EBITDA(1)		170,663	27,445
Net income (loss) (% of Revenue)%		10.1%	(0.2)%
Adjusted EBITDA Margin(1)%		14.6%	4.2%

(1)	Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Non-GAAP gross

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin below and not rely on any single financial measure to evaluate our business.

	Fiscal year ended March 31,
(In thousands, except percentages)	2021	2020	2019
Gross profit	$	$212,907	$56,534
Stock-based compensation expense		1,643	4,100
Intangible amortization		7,953	7,903

Non-GAAP gross profit	$	$222,503	$68,537

Operating income	$	$148,905	$1,167
Stock-based compensation expense		4,236	7,897
Intangible amortization		14,884	15,418

Non-GAAP operating income	$	$168,025	$24,482

Net income (loss)	$	$118,256	$(1,590)
Stock-based compensation expense		4,236	7,897
Intangible amortization		14,884	15,418
Adjustment for taxes		(3,116)	(2,961)

Non-GAAP net income	$	$134,260	$18,764

Net income (loss)	$	$118,256	$(1,590)
Interest, net		(144)	227
Provision for income tax expense		30,673	2,350
Depreciation expense		2,758	3,143
Intangible amortization		14,884	15,418
Share based compensation expense		4,236	7,897

Adjusted EBITDA	$	$170,663	$27,445
Net income (loss) (% of Revenue)%		10.1%	(0.2)%
Adjusted EBITDA Margin (% of Revenue)%		14.6%	4.2%

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks occur, it could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our Class A common stock could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section entitled “Special note regarding forward-looking statements.”

Risks related to our business and our industry

The demand for solar energy and, in turn, our products are impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

Our future success depends on continued demand for utility-scale solar energy. Solar energy is a rapidly evolving and competitive market that has experienced substantial changes in recent years, and we cannot be certain that EPCs, developers and owners and operators of solar projects will remain active in the market or that new potential customers will pursue solar energy as an energy source at levels sufficient to grow our business. The demand for solar energy, and in turn, our products, may be affected by many factors outside of our control, including:

•	availability, scale and scope of government subsidies, government incentives and financing sources to support the development and commercialization of solar energy solutions;
•	levels of investment by project developers and owners of solar energy products, which tend to decrease when economic growth slows;
•	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products; and
•	regional, national or global macroeconomic trends, which could affect the demand for new energy resources.

If demand for solar energy fails to continue to grow, demand for our products will plateau or decrease, which would have an adverse impact on our ability to increase our revenue and grow our business. If we are not able to mitigate these risks and overcome these difficulties successfully, our business and prospects will be materially and adversely affected.

Competitive pressures within our industry may harm our business, revenues, growth rates and market share.

We face intense competition from a large number of solar tracker companies in nearly all of the markets in which we compete. The solar tracker industry is currently fragmented. This may result in price competition being greater than expected, which would affect our margins.

Some of our competitors are developing or are currently manufacturing products based on different solar power technologies that may ultimately have costs similar to or lower than our projected costs. In addition, some of our competitors have longer operating histories, lower costs of goods sold, lower operating costs, greater name and brand recognition in specific markets in which we compete or intend to sell our products, greater market shares, access to larger customer bases, greater resources and significantly greater economies of scale than we do. Additionally, new competitors may decide to enter our market as a result of, among other factors, lower barriers to entry, lower research and development costs in comparison with the average costs in research and development in other energy industries. We may also face adverse effects from increased competition in the solar EPC market by EPCs subjecting their subcontractors, such as us, to flow-down contractual clauses which provide that a subcontractor’s obligations to an EPC are identical to the obligations

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the EPC has to the EPC’s end customer. This may result in higher contractual risk to us, such as “pay if paid” clauses that requires EPCs to pay us only when the EPC’s end customer pays the EPC, higher liquidated damages amounts, increased contractual liabilities above 100% of the contract value and more limited force majeure clauses, among others. As the solar energy market continues to grow, EPCs are also expected to increasingly seek second sources for their suppliers. Any of these factors may materially and adversely affect our business, result of operations, financial condition and prospects.

We face competition from conventional and renewable energy sources that may offer products and solutions that are less expensive or otherwise perceived to be more advantageous than solar energy solutions, which could materially and adversely affect the demand for and the average selling price of our products and services.

We face significant competition from providers of conventional and renewable energy alternatives such as coal, nuclear, natural gas and wind to the extent they are able to offer energy solutions that are less expensive than solar energy and our products. We compete with conventional energy sources primarily based on price, predictability of price and the ease with which customers can use electricity generated by solar energy projects. If solar energy systems cannot offer a compelling value to customers based on these factors, then our business will not grow.

Conventional energy sources generally have substantially greater financial, technical, operational and other resources than solar energy sources, and as a result may be able to devote more resources to the research, development, promotion and product sales or respond more quickly to evolving industry standards and changes in market conditions than solar energy systems. Conventional and other renewable energy sources may be better suited than solar for certain locations or customer requirements, and may also offer other value-added products or services that could help them compete with solar energy sources, even if the cost of electricity they offer is higher than solar energy sources. In addition, the source of a majority of conventional energy electricity is non-renewable, which may in certain markets allow them to sell electricity more cheaply than electricity generated by solar generation facilities. Non-renewable generation is typically available for dispatch at any time, as it is not dependent on the availability of intermittent resources such as sunlight.

The cost-effectiveness, performance and reliability of solar energy products and services, compared to conventional and renewable energy sources, could materially and adversely affect the demand for and the average selling price of our products and services.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations.

Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. Because we recognize revenue on projects as legal title to equipment is transferred from us to the customer, any delays in large projects from one quarter to another for any reason may cause our results of operations for a particular period to fall below expectations. We have experienced seasonal and quarterly fluctuations in the past as a result of fluctuations in our customers’ businesses as well as seasonal weather-related disruptions. For example, our customers’ ability to install solar energy systems is affected by weather, such as during the winter months. Inclement weather may also affect our logistics and operations by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers’ solar projects.

Additionally, the subsidies and incentives from the current U.S. federal solar investment tax credit (“ITC”), which provides a federal income tax credit for utility-scale solar projects, may decline or expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as solar energy adoption rates increase or as a result of legal challenges or the adoption of new statutes or regulations. These reductions or

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terminations may occur without warning. Any changes to the current ITC framework could cause fluctuation in our results of operations.

Further, given that we operate in a rapidly growing industry, the true extent of these fluctuations may have been masked by our recent growth rates and consequently may not be readily apparent from our historical results of operations and may be difficult to predict. Our financial performance, sales, working capital requirements and cash flow may fluctuate, and our past quarterly results of operations may not be good indicators of future performance or prospects. Any substantial fluctuation in revenues could have an adverse effect on our financial condition, results of operations, cash flows and stock price for any given period.

The reduction, elimination or expiration of government incentives for or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates and other financial incentives. See the section entitled “Business—Government incentives.” The range and duration of these incentives varies widely by jurisdiction. Our customers typically use our systems for grid-connected applications wherein solar power is sold under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended in large part on the availability and size of government incentives supporting the use of renewable energy. Consequently, the reduction, elimination or expiration of government incentives for grid-connected solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business. For example, the ITC allows a taxpayer to offset its federal income tax liability by a percentage of its eligible cost basis in a solar energy system put to commercial use. The value of the tax credit varies depending on the year in which construction is deemed to begin under rules set forth in various guidance issued by the Internal Revenue Service. Under the current legislative framework (including a recent extension of the ITC as part of the Consolidated Appropriations Act, 2021 enacted at the end of 2020), solar projects that begin construction by the end of 2022 qualify for a tax credit equal to 26% of the project’s eligible cost basis. The credit reduces to 22% for projects starting construction in 2023. The credit further reduces to a permanent 10% level for projects that begin construction in 2024 or later. Solar projects that begin construction before 2024, but are not placed in service until 2026 or later, are also limited to the 10% credit.

In addition, federal, state, local and foreign government bodies have implemented various policies that are intended to promote or mandate renewable electricity generally or solar electricity in particular. For example, many U.S. states have adopted procurement requirements for renewable energy production and/or a renewable portfolio standard (“RPS”) that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including utility-scale solar power generation facilities, by a specified date. While the recent trend has been for jurisdictions with RPSs to maintain or expand them, there have been certain exceptions and there can be no assurances that RPSs or other policies supporting renewable energy will continue. Proposals to extend compliance deadlines, reduce renewable requirements or solar set-asides, or entirely repeal RPSs emerge from time to time in various jurisdictions. Reduction or elimination of RPSs, as well as changes to other renewable-energy and solar-energy policies, could reduce the potential growth of the solar energy industry and materially and adversely affect our business.

Moreover, policies of the U.S. presidential administration may create regulatory uncertainty in the renewable energy industry, including the solar energy industry, and adversely affect our business. For example, in the span of less than six years, the United States joined, withdrew from, and then rejoined the 2015 Paris

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Agreement on climate change mitigation following changes in administration from former U.S. Presidents Obama and Trump to current U.S. President Biden. Similarly, in June 2019, the U.S. Environmental Protection Agency (“USEPA”) issued the final Affordable Clean Energy (“ACE”) rule and repealed the Clean Power Plan (“CPP”). The ACE rule would have regulated emissions from electric utility generation facilities only through the use of various “inside the fence” or onsite efficiency improvements and emission control technologies while the CPP allowed facility owners to reduce emissions with “outside the fence” measures, including those associated with renewable energy projects. While the D.C. Circuit vacated the ACE in January 2021, President Biden has not yet proposed a new rule to regulate greenhouse gas emissions, and it is uncertain whether new regulations would promote solar energy development.

The international markets in which we operate or may operate in the future may have or may put in place policies to promote renewable energy, including solar. These incentives and mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives and support in a new market.

There is no assurance that these governments will continue to provide sufficient incentives and support to the solar industry and that the industry in any particular country will not suffer significant downturns in the future as the result of changes in public policies or government interest in renewable energy, any of which would adversely affect demand for our solar products.

Finally, the solar industry has in past years experienced periodic downturns due to, among other things, changes in subsidies and incentives, as well as other policies and regulations, which, as noted above, may affect the demand for our products. Although the solar industry has recovered from these downturns in the past, there is no assurance that the solar industry will not suffer significant downturns in the future, which would adversely affect demand for our solar products.

We rely heavily on our suppliers and our operations could be disrupted if we encounter problems with our suppliers or if there are disruptions in our supply chain.

We purchase our components through arrangements with various suppliers located across the globe. We depend on our suppliers to source materials and manufacture critical components for our products. Our reliance on these suppliers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules and costs which could disrupt our ability to procure these components in a timely cost-efficient manner. The suppliers rely on other suppliers to provide them with raw materials and sub-components that are critical to manufacturing the components of our tracker products. Any shortages of components and materials would affect our ability to timely deliver our products to our customers consistent with our contractual obligations, which may result in liquidated damages or contractual disputes with our customers, harm our reputation and lead to a decrease in demand for our products.

Further, our products are manufactured from steel and, as a result, our business is significantly affected by the price of steel. When steel prices are higher, the prices that we charge customers for our products may increase, which may decrease demand for our products. If we do not increase our prices due to an increase in the price of steel, we will experience lower profitability on our products. Conversely, if steel prices decline, customers may demand lower prices and our and our competitors’ responses to those demands could result in lower sale prices, lower volume, and consequently, negatively affect our profitability. A majority of our steel is derived directly or indirectly from steel mills located in China. At times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, global capacity, import levels, fluctuations in the costs of raw materials necessary to produce steel, sales levels, competition, consolidation of steel producers, labor costs, import duties and tariffs and foreign currency exchange rates. This volatility can significantly affect the availability and cost of steel which may impact our profitability and results of operations.

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Other events that could also cause disruptions to our supply chain include:

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the imposition of additional duties, tariffs and other charges or quotas on imports and exports, or other trade law provisions or regulations, and our inability to pass along such charges to our customers;

•	foreign currency fluctuations;

•

natural disasters, severe weather, political instability, social unrest and economic instability in the regions in which our suppliers are located, or through which our components and materials travel;

•	public health issues and epidemic diseases, such as the COVID-19 pandemic, and their effects (including measures taken by governmental authorities in response to their effects);

•	theft or other loss;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of suppliers;

•	logistics issues, such as the availability and cost of shipping via cargo; and

•	significant labor disputes, strikes, work stoppages or boycotts.

Any significant disruption to our ability to procure our products, and our suppliers’ ability to procure materials to manufacture our products and components for our products could increase the cost or reduce or delay the supply of components and materials available to us and adversely affect our business, financial condition, results of operations and profitability. Further, if any of our suppliers were unable or unwilling to manufacture the components that we require for our products in sufficient volumes and at high quality levels or renew existing terms under supply agreements, we would need to identify, qualify and select acceptable alternative suppliers. An alternative supplier may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Any significant interruption in manufacturing by our suppliers would require us to reduce our supply of products to our customers or increase our shipping costs to make up for such delays, which in turn could reduce our revenues, harm our relationships with our customers, damage our reputation with other stakeholders involved with solar projects and cause us to forego potential revenue opportunities.

Changes in the global trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain materials and components for our products such as steel or for products used in solar energy projects more broadly, such as solar modules and solar cells. More specifically, in March 2018, the United States imposed a 25% tariff on steel imports and has imposed additional tariffs and quotas on steel imports pursuant to Section 232 of the Trade Expansion Act of 1962. We have used and continue to use overseas suppliers of steel and these tariffs could result in interruptions in the supply chain and impact costs and our gross margins. Additionally, in January 2018, the United States adopted a safeguard tariff on imported solar modules and cells pursuant to Section 201 of the Trade Act of 1974. The tariff was initially set at 30%, with a gradual reduction over four years to 15%. While this tariff does not apply directly to the components we import, it may indirectly affect us by impacting the financial viability of solar energy projects, which could in turn reduce demand for our products. Furthermore, effective September 2018, the United States adopted a 10% tariff on an extensive list of products imported from China under Section 301 of the Trade Act of 1974, including inverters and power optimizers commonly used in solar projects. In June 2019, the U.S. Trade Representative increased the rate of such tariffs from 10% to 25%. While these tariffs are not

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directly applicable to our products, they could impact the solar energy projects in which our products are used, which could lead to decreased demand for our products.

On January 15, 2020, the United States and China entered into an initial trade deal that preserves the bulk of the tariffs placed in 2018 and maintains a threat of additional tariffs should China breach the terms of the deal. At this time, however, the Biden administration has yet to announce its trade policies affecting materials and components for our products such as steel or for products used in solar energy projects more broadly, such as solar modules and solar cells. Consequently, trade policies implemented by the Biden administration could have an adverse effect on our business, financial condition and results of operations.

Tariffs and the possibility of additional tariffs in the future have created uncertainty in the industry. If the price of solar systems increases, the use of solar systems could become less economically feasible and could reduce our gross margins or reduce the demand for solar systems, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect key customers and suppliers, and other supply chain partners. Such outcomes could adversely affect the amount or timing of our revenues, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions.

We face risks related to the COVID-19 pandemic, which could have a material and adverse effect on our business, results of operations and financial condition.

The COVID-19 pandemic has resulted in a widespread public health crisis and numerous disease control measures being taken to limit its spread, including travel bans and restrictions, quarantines, shelter-in-place orders, shutdowns, and social distancing measures. These events and control measures have impacted and continue to impact our operations, and the operations of our customers and our suppliers. While most of our employees have been able to adequately perform their jobs from home, we have nonetheless experienced certain disruptions due to illness and the effect of governmental mandates and recommendations, as well as the measures we have taken to mitigate the impact of COVID-19 at our offices around the world in an effort to protect the health and well-being of our employees, customers, suppliers and of the communities in which we operate. Our operations have also been affected by the disruptions caused to our customers and suppliers, many of whom have experienced and continue to experience significant disruptions due to the COVID-19 pandemic and related events, including site closures and wide-scale disruptions in the world-wide shipping infrastructure. Our management team continues to commit significant time, attention and resources to monitoring the COVID-19 pandemic and seeking to mitigate its effects on our business and workforce.

The duration and intensity of these impacts and resulting disruption to our operations is uncertain and continues to evolve as of the date of this prospectus. The impact of the pandemic on our business could in the future include:

•	disruptions to our suppliers’ manufacturing facilities;

•	disruptions to ports and other shipping infrastructure;

•	other disruptions to our supply chain generally;

•	disruptions caused by supplier, subcontractor and Nextracker worker absenteeism and quarantines;

•	shortages of medical equipment (such as COVID-19 test kits and personal protection equipment for employees);

•	other disruptions to our ground operations at project sites;

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•	office, factory, warehouse and other location closures; and

•	other travel or health-related restrictions disrupting our ability to conduct our business or market our products.

If our ground operations at project sites and our suppliers are so affected, our supply chain, product shipments and project construction will be delayed, which could materially and adversely affect our business, results of operations, profitability and customer relationships.

As a result of sheltering-in-place and other disruptions caused by COVID-19, consumer and commercial demand for shipped goods has increased across multiple industries, which in turn has reduced the availability and capacity of shipping containers and available ships worldwide. This disruption has caused, and may continue to cause, increased logistics costs and shipment delays affecting the timing of our project deliveries, the timing of our recognition of revenue and our profitability.

The global spread of COVID-19 has created significant macroeconomic uncertainty, volatility and disruption, which may adversely affect our and our customers’ and suppliers’ liquidity and cost of capital. As a result, the continued spread of COVID-19 could cause further disruptions in our supply chain and customer demand, and could adversely affect the ability of our customers or other counterparties to perform, including in making timely payments or shipments to us, which could further adversely impact our business, financial condition and results of operations. Even after the COVID-19 pandemic has subsided, we may continue to experience adverse impacts to our business as a result of the pandemic’s continued global economic impact, including any economic recession or downturn, government spending cuts, tightening of credit markets or further rises in unemployment, which could cause our customers and potential customers to postpone or reduce spending on our products and solutions.

The extent to which the COVID-19 pandemic will impact our business and results of operations in the future will be dependent on ongoing developments such as the length and severity of the crisis, the potential resurgence of COVID-19 and its variants, future government actions in response to the crisis, the acceptance and effectiveness of the COVID-19 vaccines and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. We cannot at this time quantify or forecast the business impact of COVID-19, and there can be no assurance that the COVID-19 pandemic will not have a material and adverse effect on our business, results of operations and financial condition. In addition, the COVID-19 pandemic increases the likelihood and potential severity of other risks described in this “Risk factors” section.

An increase in interest rates, or a reduction in the availability of tax equity or project debt financing could make it difficult for project developers and owners to finance the cost of a solar energy system and could reduce the demand for our products.

Many solar project owners depend on financing to fund the initial capital expenditure required to construct a solar energy project. As a result, an increase in interest rates, or a reduction in the supply of project debt or tax equity financing, could reduce the number of solar projects that receive financing or otherwise make it difficult for project owners to secure the financing necessary to construct a solar energy project on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our sales. In addition, we believe that a significant percentage of project owners construct solar energy projects as an investment, funding a significant portion of the initial capital expenditure with financing from third parties. An increase in interest rates could lower an investor’s return on investment on a solar energy project, increase equity requirements or make alternative investments more attractive relative to solar energy projects, and, in each case, could cause these project owners to seek alternative investments.

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A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations and cash flow.

For the year ended March 31, 2020, the Company’s largest customer constituted 16% of total revenues. The loss of any one of the Company’s significant customers, their inability to perform under their contracts, or their default in payment, could have a substantial effect on the revenues and profits of the Company. Further, the Company’s trade accounts receivable are from companies within the solar industry, and, as such, the Company is exposed to normal industry credit risks. As of March 31, 2020, the Company’s largest customer constituted 23% of trade accounts receivable. Accordingly, loss of a significant customer or a significant reduction in pricing or order volume from a significant customer could substantially reduce revenue and operating results in any reporting period.

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

Our products may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, defective components may give rise to warranty, indemnity or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent the warranty claims profile of future products is not comparable with that of earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expense to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition.

If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

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We may experience delays, disruptions or quality control problems in our product development operations.

Our product development and testing processes are complex and require significant technological expertise. Such processes involve a number of precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our supplier’s production line until the errors can be researched, identified and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering techniques and/or expand our capacity. The commercialization of any new products may also fail to achieve market adoption or may experience downward pricing pressure, which would have a material impact on our gross margins and results of operations. Further, the installation of our products involve various risks and complications which may increase as our products evolve and develop, and any such increase in risks and complications may have a negative effect on our gross margins. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, increased production and logistics costs and delays. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

Our business is subject to the risks of severe weather events, natural disasters and other catastrophic events.

Our headquarters and testing facilities, which conduct functional and reliability testing for our components and products, are located in the Bay Area of Northern California and our solar projects are located in the U.S. and around the world. In addition a severe weather event would significantly impact our supply chain by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers’ solar projects. Our customers’ ability to install solar energy systems is also affected by weather, such as during the winter months.

Any damage and disruption in any of these locations or other countries in which we have offices or solar projects which are caused by severe weather events (such as extreme cold weather, hail, hurricanes, tornadoes and heavy snowfall), seismic activity, fires, floods and other natural disasters or catastrophic events could result in a delay or even a complete cessation of our worldwide or regional operations and could cause severe damage to our products and equipment used in our solar projects. Even if our tracker products are not damaged, severe weather, natural disasters and catastrophic events may cause damage to the solar panels that are mounted to our tracker products, which could result in decreased demand for our products, loss of customers and the withdrawal of coverage for solar panels and solar tracking systems by insurance companies. Any of these events would negatively impact our ability to deliver our products and services to our customers and any damage to our products and equipment used for our solar projects could result in large warranty claims which could, individually or in the aggregate, exceed the amount of insurance available to us, all of which would have a material adverse effect on our financial condition and results of operations.

Our continued expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

Part of our strategy is to continue to grow our revenues from international markets, including entering new geographic markets to expand our current international presence. Our products and services to be offered in these regions may differ from our current products and services in several ways, such as the consumption and utilization of local raw materials, components and logistics, the re-engineering of select components to meet region-specific requirements and region-specific customer training, site commissioning, warranty remediation and other technical services. Any of these differences or required changes to our products and services to meet the requirements of local laws and regulations may increase the cost of our products, reduce demand and result in a decrease in our gross margins. We may also face competition from lower cost providers in any new markets we enter which could decrease the demand for our products or cause us to reduce the cost of our products in order to remain competitive.

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Any new geographic market could have different characteristics from the markets in which we currently sell products, and our success in such markets will depend on our ability to adapt properly to these differences. These differences may include differing regulatory requirements, including local manufacturing content requirements, tax laws, trade laws, labor regulations, corporate formation laws and requirements, tariffs, export quotas, customs duties or other trade restrictions, limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), as well as relevant anti-money laundering laws.

Failure to develop these new products successfully or to otherwise manage the risks and challenges associated with our continued expansion into new geographic markets could adversely affect our revenues and our ability to sustain profitability.

Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that could significantly reduce demand for our products or harm our ability to compete.

Federal, state, local and foreign government policies and regulations concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices and rate design, heavily influence the market for electricity generation products and services. These policies and regulations often affect electricity pricing and the interconnection of generation facilities and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures and system permitting, regional market rules, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, prospects, financial condition and results of operations.

A significant recent development in renewable-energy pricing policies in the United States occurred when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act (“PURPA”) on July 16, 2020, which FERC upheld on rehearing on November 19, 2020. Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators, including qualifying solar energy facilities, below established capacity thresholds. PURPA also requires that such sales occur at a utility’s “avoided cost” rate. FERC’s PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts, (2) that reduce from 20 megawatts (“MW”) to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have non-discriminatory market access, thereby removing the requirement for utilities to purchase its output, (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility and (4) that reduce barriers for third parties to challenge PURPA eligibility. These new regulations took effect on February 16, 2021, but the net effect of these changes is uncertain. Challenges to the final rule are pending in the U.S. Court of Appeal for the Ninth and D.C. Circuits, and some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce opportunities and demand for PURPA-eligible solar energy systems and could harm our business, prospects, financial condition and results of operations.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Changes in other federal, state and local current laws or regulations applicable to us or the imposition of new laws, regulations or policies in the jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor non-solar generation or other market participants, remove or reduce renewable procurement standards and goals or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth. Moreover, there may be changes in regulations that impact access to supply chains related to cybersecurity threats to the electric grid that could have a disproportionate impact on solar energy system components. In addition, changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Developments in alternative technologies may have a material adverse effect on demand for our offerings.

Significant developments in alternative technologies, such as advances in other forms of solar tracking systems, may have a material adverse effect on our business and prospects. Additionally, the success of our business depends on the compatibility of our solar trackers and software with the broader solar panel market, and any developments, advancements or changes in current or future solar panel design may cause our products to be obsolete if we do not keep pace with such changes. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

A drop in the price of electricity sold may harm our business, financial condition and results of operations.

Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of the solar energy projects, make the purchase of solar energy systems less economically attractive or make other non-solar sources of energy more attractive and would likely lower sales of our products. The price of electricity could decrease as a result of:

•	construction of a significant number of new, lower-cost power generation plants;

•	relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;

•	reductions in the price of natural gas or other fuels;

•	utility rate adjustment and customer class cost reallocation;

•

decreased electricity demand, including from energy conservation technologies, public initiatives to reduce electricity consumption or a reduction in economic activity due to a localized or macroeconomic downturn;

•	development of smart-grid technologies that lower the peak energy requirements;

•	development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and

•	development of new energy generation technologies that provide less expensive energy.

Moreover, technological developments in the solar components industry could allow our competitors and their customers to offer electricity at costs lower than those that can be achieved by us and our customers, which could result in reduced demand for our products.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

If the cost of electricity generated by solar energy installations incorporating our systems is high relative to the cost of electricity from other sources, it could have a material adverse effect on our business, financial condition and results of operations.

If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. Such means may afford only limited protection of our intellectual property and may not (i) prevent our competitors or manufacturing suppliers from duplicating our processes or technology; (ii) prevent our competitors or manufacturing suppliers from gaining access to our proprietary information and technology; or (iii) permit us to gain or maintain a competitive advantage.

We generally seek or apply for patent protection as and if we deem appropriate, based on then-current facts and circumstances. We have applied for patents in numerous countries across the world, including in the United States, Europe and China, and have received 45 patents in the United States and 61 foreign patents. We cannot guarantee that any of our pending patent applications or other applications for intellectual property registrations will be issued or granted or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology. While a presumption of validity exists with respect to United States patents issued to us, there can be no assurance that any of our patents, patent applications or other intellectual property rights will not be, in whole or in part, opposed, contested, challenged, invalidated, circumvented, designed around or rendered unenforceable. If we fail to obtain issuance of patents or registration of other intellectual property, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, pursuant to, for example, judicial or administrative proceedings including re-examination, post-grant review, interference, opposition, or derivation proceedings, the coverage of patents and other intellectual property rights afforded our products could be impaired. Even if we are to obtain issuance of further patents or registration of other intellectual property, such intellectual property could be subjected to attacks on ownership, validity, enforceability or other legal attacks. Any such impairment or other failure to obtain sufficient intellectual property protection could impede our ability to market our products, negatively affect our competitive position and harm our business and operating results, including forcing us to, among other things, rebrand or re-design our affected products. Moreover, our patents and patent applications may only cover particular aspects of our products, and competitors and other third parties may be able to circumvent or design around our patents. Competitors may develop and obtain patent protection for more effective technologies, designs or methods. There can be no assurance that third parties will not create new products or methods that achieve similar or better results without infringing upon patents we own. If these developments were to occur, it could have an adverse effect on our sales or market position.

In countries where we have not applied for patent protection or trademark or other intellectual property registration or where effective patent, trademark, trade secret, and other intellectual property laws and judicial systems may not be available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be circumvented, misappropriated, infringed or otherwise violated. Filing, prosecuting, maintaining and defending our intellectual property in all countries throughout the world may be prohibitively expensive, and we may choose to forego such activities in some applicable jurisdictions. The lack of adequate legal protections of intellectual property or failure of legal remedies or related actions in jurisdictions outside of the United States could have a material adverse effect on our business, financial condition, results of operations and prospects.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We have initiated, and may in the future need to initiate infringement claims or litigation in order to try to protect or enforce our intellectual property rights. Litigation, whether we are a plaintiff or a defendant, can be expensive and time-consuming and may divert the efforts of our management and other personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. Litigation also puts our patents or other intellectual property at risk of being invalidated or interpreted narrowly and our patent applications or applications for other intellectual property registrations at risk of not issuing. Additionally, any enforcement of our patents or other intellectual property may provoke third parties to assert counterclaims against us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely heavily on nondisclosure agreements to protect the unpatented know-how, technology, and other proprietary information on which we rely to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, technology and trade secrets, including third-party manufacturers, other suppliers, customers other stakeholders involved in solar projects, or other business partners or prospective partners. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation or disclosure of our proprietary information, know-how and trade secrets. These agreements may be breached, and we may not have adequate remedies for any such breach. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Cybersecurity or other data incidents, including unauthorized disclosure of personal or sensitive data or theft of confidential information could harm our business.

Cybersecurity attacks designed to gain access to personal, sensitive or confidential information data or disrupt operations are constantly evolving, and high profile cybersecurity breaches leading to unauthorized disclosure of confidential information, including trade secrets, as well as breaches of personal data, have occurred recently at a number of major U.S. companies, including in the energy, manufacturing and technology sectors. Our or our third party vendors’ computer systems are potentially vulnerable to breakdown, malicious intrusion and random attack. Attempts by computer hackers or other unauthorized third parties to penetrate or otherwise gain access to our computer systems or the systems of third parties with which we do business may result in the misappropriation of sensitive data assets or business interruption. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. In addition, our employees, contractors or third parties with which we do business or to which we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information and data, and may purposefully or inadvertently cause a breach or other compromise involving such information and data. We increasingly rely on commercially available systems, software, sensors, tools (including encryption technology) and monitoring to provide security and oversight for processing, transmission, storage and protection of confidential information and personal data. Despite advances in security hardware, software and encryption technologies, and our own information security program and safeguards, there is no guarantee that our defenses and program will be adequate to safeguard against all data security breaches, cybersecurity attacks, misappropriating of confidential information or misuses of personal data. Moreover, because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we and our

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

suppliers may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures.

We regularly defend against and respond to data security incidents. Despite our precautions, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events, and there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this type of confidential information and personal data. An electronic security breach in our systems (or in the systems of third parties with which we do business) could result in the unauthorized release of personally identifiable information regarding employees or other individuals or other sensitive data, serious disruption of our operations, financial losses from containment and remedial actions, loss of business or potential liability, including possible punitive damages. As a result of cybersecurity incidents, we could be subject to demands, claims and litigation by private parties, and investigations, related actions and penalties by regulatory authorities, along with potential costs of notification to impacted individuals. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.

In addition, as the regulatory environment relating to retailers and other companies’ obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines or other regulatory sanctions and potentially to lawsuits.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy, data protection, cybersecurity and advertising could adversely affect our business, financial condition, results of operations and prospects.

Laws, regulations and industry standards relating to privacy, data protection, cybersecurity and advertising are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, standards, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or information security could adversely affect our reputation, brand and business, and may result in claims, fines, penalties, investigations, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data.

Any such claims, proceedings, investigations or actions could harm our reputation, brand and business, force us to incur significant expenses in defense of such claims, proceedings, investigations or actions, distract our management, increase our costs of doing business, result in a loss of customers or suppliers and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs and consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Federal, state and foreign governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The EU has also proposed the draft ePrivacy Regulation, which will replace both the ePrivacy Directive and all the national laws implementing this Directive. The ePrivacy Regulation, as proposed, would impose strict opt-in marketing rules, change rules about cookies, web beacons and related technologies and significantly increase penalties for violations. It would also retain the additional consent conditions under the EU General Data Protection Regulation (2016/679) (“EU GDPR”). The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws and regulations in the U.S. and abroad that involve matters central to our business, including privacy and data protection. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020. The CCPA requires companies that process information relating to California residents to implement additional data security measures, to make new disclosures to consumers about their data collection, use and sharing practices, and allows consumers to opt out of certain data sharing with third parties. In addition, the CCPA provides for civil penalties and allows private lawsuits from California residents in the event of certain data breaches. Additionally, a new ballot initiative, the California Privacy Rights Act, will amend the CCPA and impose additional data protection obligations on companies doing business in California. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

The European Economic Area (comprised of the EU member states and Iceland, Liechtenstein and Norway) and the UK have imposed greater legal and regulatory obligations on companies regarding the processing of personal data. It is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our current operating practices. For example, in July 2020, the Court of Justice of the E.U. invalidated the EU-U.S. Privacy Shield Framework, and created additional considerations and complexities for the use of several other lawful transfer methods. Existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices. For example, administrative fines of up to the greater of €20 million and 4% of our global turnover can be imposed for breaches of the EU GDPR.

Each of these privacy, security and data protection laws and regulations, and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of certain data, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively.

Any failure to comply with applicable laws or other obligations or any security incident or breach involving the misappropriation, loss or other unauthorized processing, use or disclosure of sensitive or confidential consumer or other personal information, whether by us, one of our third-party service providers or vendors or another third party, could have adverse effects, including but not limited to: investigation costs; material fines and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; reputational damage; and injunctive relief. We cannot assure you that our vendors or other third-party service providers with access to our or our customers’ or employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition. We also cannot assure you that our contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, use, storage and transmission of such information. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our growth depends in part on the success of our strategic relationships with third parties who provide us with valuable customer feedback that helps guide our innovation.

In order to continue to win business, we must maintain and enhance our long-term strategic relationships with leading EPCs, developers and owners and operators of solar projects. These relationships enable us to serve as strategic advisors to each of these stakeholders in a solar project and provide us with valuable customer feedback that allows us to innovate on our products to meet the demands of our customers. Any loss of these relationships would result in the potential loss of new projects with our customers which would have a material adverse effect on our financial condition and results of operations.

We may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors and other third parties hold numerous patents related to technology used in our industry, and may hold or obtain patents, copyrights, trademarks or other intellectual property rights that could prevent, limit, or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time we may be subject to claims of infringement, misappropriation or other violation of patents or other intellectual property rights and related litigation. Regardless of their merit, responding to such claims can be time consuming, can divert management’s attention and resources, and may cause us to incur significant expenses in litigation or settlement, and we cannot be certain that we would be successful in defending against any such claims in litigation or other proceedings. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands, and from making, selling or incorporating certain components or intellectual property into the products and services we offer. As a result, we could be forced to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. To avoid litigation or being prohibited from marketing or selling the relevant products or services, we could seek a license from the applicable third party, which could require us to pay significant royalties, licensing fees, or other payments, increasing our operating expenses. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could be infeasible or require significant effort and expense. If we cannot license or develop a non-violating alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of these results would materially and adversely affect our business, financial condition, results of operations and prospects. Finally, any litigation or

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. For example, in 2017, Array Technologies, Inc. (“ATI”) initiated a lawsuit against Nextracker and other defendants alleging among other things that we had misappropriated ATI’s trade secrets in connection with the hiring of an employee. Although we dispute the claims in the action, we have expended significant time and other resources in connection with defending the suit. If we fail to successfully defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation would result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inadequacy of our insurance coverage could have a material and adverse effect on our business, financial condition and results of operations.

We maintain third party insurance coverage against various liability risks and risks of loss, including general liability, auto liability, property, cargo, errors and omissions, data security breach, crime and directors’ and officers’ liability. Potential liabilities or other loss associated with these risks or other events could exceed the coverage provided by such arrangements resulting in significant uninsured liabilities or other loss, which could have a material and adverse effect on our business, financial condition and results of operations.

Failure by our manufacturers or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

We do not control our manufacturers or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of their labor or other practices from those generally accepted as ethical could also attract negative publicity for us and harm our reputation and business.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We could be adversely affected by any violations of the FCPA, the U.K. Bribery Act and other foreign anti-bribery laws.

The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into, many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into certain jurisdictions requires substantial government contact where norms can differ from U.S. standards. It is possible that our third party manufacturers, other suppliers, employees, subcontractors, agents and partners may take actions in violation of our policies and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.

Changes in tax laws or regulations that are applied adversely to us or our customers or other parties in the solar energy market could materially adversely affect our business, financial condition, results of operations and prospects.

During the 2020 U.S. presidential election, President Biden proposed an increase in the U.S. corporate income tax rate from 21% to 28%, doubling the rate of tax on certain earnings of foreign subsidiaries, the creation of a 10% penalty on certain imports and a 15% minimum tax on worldwide book income. If any or all of these or similar proposals are ultimately enacted into law, in whole or in part, they could have a negative impact on our effective tax rate. Additionally, any changes to tax incentives for renewable energy projects could result in a decrease in demand for solar energy solutions and materially affect our ability to sell our products. Moreover, the realization of net deferred tax assets and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future tax expense, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

Our suppliers’ operations involve the use, handling, generation, storage, discharge and disposal of hazardous substances, chemicals and wastes. As a result, our suppliers are required to comply with national, state, local, and foreign laws and regulations regarding the protection of the environment and health and safety. We are also required to comply with general national, state, local and foreign health and safety laws and regulations in every location that we have operations, employees and workers. Adoption of more stringent laws and regulations in the future, including restriction or prohibition on the use of raw materials currently utilized by our suppliers to manufacture products, could cause our suppliers to incur additional costs, which could increase the cost we pay for their products. Moreover, new environmental laws requiring changes to our suppliers’ use of raw materials could adversely impact the quality or performance of products we currently purchase. In addition, violations of, or liabilities under, these laws and regulations by our suppliers could result in our being subject to adverse publicity, reputational damage, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs or other costs. Further, the facilities of our suppliers, including suppliers who manufacture or products, components and materials, are located on properties with a history of use involving hazardous materials, chemicals and wastes and may be contaminated. We may become liable under certain environmental laws and regulations for costs to investigate or remediate contamination at such properties and under common law for bodily injury or property damage claims arising from the alleged

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

impact of such contamination. Liability under environmental laws and regulations for investigating and remediating contamination can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the contamination conditions. In addition, future developments such as more aggressive enforcement policies from the Biden administration or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition and results of operations.

Failure to effectively utilize information technology systems or implement new technologies could disrupt our business or reduce our sales or profitability.

We rely extensively on various information technology systems, including data centers, hardware, software, sensors and applications to manage many aspects of our business, including to operate and provide our products and services, to process and record transactions, to enable effective communication systems, to track inventory flow, to manage logistics and to generate performance and financial reports. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer and information technology systems and the third-party systems we rely upon are also subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; computer viruses, malware, phishing or distributed denial-of-service attacks; security breaches; cyber-attacks; catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes; acts of war or terrorism and design or usage errors by our employees or contractors.

Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.

From time to time, our systems require modifications and updates, including by adding new hardware, software, sensors and applications; maintaining, updating or replacing legacy programs; and integrating new service providers, and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. In addition, any interruption in the operation of our websites or systems could cause us to suffer reputational harm or to lose sales if customers are unable to access our site or purchase merchandise from us during such interruption. The efficient operation and successful growth of our business depends upon our information technology systems. The failure of our information technology systems and the third party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in foreign currency exchange rates could increase our operating costs and impact our business.

The majority of our sales and cash are denominated in U.S. dollars. Fluctuations in exchange rates, particularly between the U.S. dollar and the Brazilian real, Mexican peso, Australian dollar, Chilean peso and Euro, may result in foreign exchange gains or losses. We, directly or through third parties, service certain customer contracts located in various parts of the world, including Brazil, Mexico, Australia, Chile and Europe, that may have a portion of our costs denominated in currencies other than the U.S. dollar. As a result, we are exposed to fluctuations in these currencies impacting our operating results.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Currency exchange rates fluctuate daily as a result of a number of factors, including changes in a country’s political and economic policies. The primary impact of currency exchange fluctuations is on cash, payables and expenses related to transactions in currencies denominated in other than the U.S. dollar. As part of our currency hedging strategy, we may use financial instruments such as forward exchange, swap contracts and options to hedge our foreign currency exposure in order to reduce the short-term impact of foreign currency rate fluctuations on our operating results. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience unexpected fluctuations in our operating results as a result of changes in exchange rates.

Furthermore, volatility in foreign exchange rates affects our ability to plan our pricing strategy. To the extent that we are unable to pass along increased costs and other financial effects resulting from exchange rate fluctuations to our customers, our profitability may be adversely impacted. Additionally, the COVID-19 pandemic could contribute to foreign currency volatility. As a result, fluctuations in non-U.S. dollar currencies and the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

Risks related to the Transactions and our relationship with Flex

We have no history of operating as a separate, publicly-traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

Our historical and pro forma financial information included in this prospectus is derived from the consolidated financial statements and accounting records of Flex. Accordingly, the historical and pro forma financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

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Prior to the Transactions, our businesses have been operated by Flex as part of its broader corporate organization, rather than as a separate, publicly-traded company. Flex or one of its affiliates performed various business functions for us such as legal, finance, treasury, accounting, auditing, tax, human resources, investor relations, corporate affairs, compliance support, logistics and bonding support, procurement and planning services, as well as the provision of leased facilities and business software and IT systems. Our historical and pro forma financial results reflect allocations of corporate expenses from Flex or autonomous entity adjustments for such functions and may be different than the expenses we would have incurred had we operated as a separate publicly-traded company. Following the Transactions, our cost related to such functions may therefore increase.

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Currently, certain aspects of our businesses are integrated with the other businesses of Flex. Historically, we have shared economies of scope and scale in costs, employees and vendor relationships. Although we will enter into transition agreements with Flex, these arrangements may not fully capture the benefits that we have enjoyed as a result of being integrated with Flex and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition following the completion of the Transactions. In addition, we currently operate, and plan to continue to operate, our business in Brazil indirectly through Flex or its subsidiaries. Those Flex entities are the direct contracting parties with respect to our business in Brazil and we receive the benefits of those arrangements from the relevant Flex entity. If we are unable to continue to operate our business in Brazil through Flex and its subsidiaries, we would need to establish alternative arrangements, and any such alternative arrangements, if available, may cause us to incur additional costs relating to that business.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Flex. Following the completion of the Transactions, we expect to enter into a credit agreement with a syndicate of banks pursuant to which we will borrow approximately $                . In addition, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	After the completion of the Transactions, including this offering, the cost of capital for our businesses may be higher than Flex’s cost of capital prior to the Transactions.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Flex. For additional information about the past financial performance of our businesses and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our businesses, refer to the sections entitled “Unaudited pro forma combined financial statements,” “Selected historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the audited combined financial statements and accompanying notes included elsewhere in this prospectus.

As a separate, publicly-traded company, we may not enjoy the same benefits that we did as a part of Flex.

There is a risk that, by separating from Flex, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Flex organizational structure. As part of Flex, we have been able to enjoy certain benefits from Flex’s operating diversity, purchasing power, such as our business in Brazil that we operate indirectly through Flex or its subsidiaries, and opportunities to pursue integrated strategies with Flex’s other businesses. As a separate, publicly-traded company, we generally will not have similar diversity or integration opportunities and may not have similar purchasing power or access to liquidity. Additionally, as part of Flex, we have been able to leverage the Flex historical market reputation and performance and brand identity to recruit and retain key personnel to run our business. As a separate, publicly-traded company, we will not have the same historical market reputation and performance or brand identity as Flex and it may be more difficult for us to recruit or retain such key personnel.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly-traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.

We have historically operated as a wholly-owned subsidiary of Flex. Following the Transactions, some of our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly-traded company is insufficient to satisfy their requirements for doing or continuing to do business with them, or may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Following the Transactions, including this offering, Flex will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.

Immediately following the completion of this offering, Flex, through NewCo, will own                shares of our Class B common stock, representing approximately                % of the voting power of all of our common stock (or                shares of Class B common stock, representing approximately                % of the total voting power of all our common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As long as Flex beneficially owns a majority of the total voting power of our outstanding shares,

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. If Flex does not sell or otherwise dispose of its shares of our common stock, it would remain our controlling stockholder indefinitely. Even if Flex were to control less than a majority of the total voting power of our outstanding shares, it may be able to influence the outcome of such corporate actions for so long as it owns a significant portion of our common stock.

Moreover, pursuant to the separation agreement, for so long as Flex beneficially owns a majority of the total voting power of our outstanding shares with respect to the election of directors, Flex is entitled to designate a majority of the directors (including the chairman of our board of directors) and a majority of the members of any committee of the board. In addition, Flex has the right, but not the obligation, to nominate                % of our directors, as long as they beneficially own 40% or more, but less than 50% of the combined voting power of our outstanding common stock,                % of our directors, as long as they beneficially own 30% or more, but less than 40% of the combined voting power of our outstanding common stock,                % of our directors, as long as they beneficially own 20% or more, but less than 30% of the combined voting power of our outstanding common stock,                % of our directors, as long as they beneficially own                     % or more, but less than 20% of the combined voting power of our outstanding common stock. For so long as Flex beneficially owns less than a majority but at least % of the total voting power of our outstanding shares with respect to the election of directors, Flex is entitled to include at least one of its designees on each committee of the board.

Flex’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote while Flex controls the majority of the total voting power of our outstanding common stock. As a result, Flex will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	any determinations with respect to mergers, business combinations or disposition of assets;

•	our financing and dividend policy;

•	compensation and benefit programs and other human resources policy decisions;

•	termination of, changes to or determinations under our agreements with Flex relating to the Transactions;

•	changes to any other agreements that may adversely affect us;

•	the payment of dividends on our Class A common stock; and

•	determinations with respect to our tax returns.

Because Flex’s interests may differ from ours or from those of our other stockholders, actions that Flex takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders.

If Flex sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our Class A common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, Flex will continue to own a controlling equity interest in our Company. Flex will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our Company.

The ability of Flex to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our Class A common stock that will be publicly traded hereafter, could

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

prevent you from realizing any change-of-control premium on your shares of our Class A common stock that may otherwise accrue to Flex on its private sale of our common stock. Additionally, if Flex privately sells its controlling interest in our Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Flex sells a controlling interest in our Company to a third party, our future indebtedness may be subject to acceleration, Flex may terminate the transitional arrangements, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have an adverse effect on our operating results and financial condition.

The continued concentrated ownership of our common stock could depress our Class A common stock price.

Immediately following the completion of this offering, Flex, through NewCo, will own                shares of our Class B common stock, representing approximately                % of the voting power of all of our common stock (or                shares of Class B common stock, representing approximately                % of the total voting power of all our common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The liquidity of shares of our Class A common stock in the market may be constrained for as long as Flex continues to hold a significant position in our common stock. A lack of liquidity in our Class A common stock could depress the price of our Class A common stock.

We will be a “controlled company” within the meaning of the rules of                and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Flex will indirectly hold 100% of our issued and outstanding Class B common stock and will continue to control a majority of the total voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of                . Under these rules, a listed company of which more than 50% of the total voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that our nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our nominating and governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we do not expect that a majority of the directors on our board will be independent upon completion of this offering. In addition, we do not expect that the nominating and governance committee or the compensation committee (or, until required by the applicable requirements of                 , the audit committee) will consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                .

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We expect that Flex and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

Our amended and restated certificate of incorporation will provide that, subject to any contractual provision to the contrary, Flex and its directors and officers will have no obligation to refrain from engaging in the same or similar business activities or lines of business as we do or doing business with any of our clients or consumers. As such, neither Flex nor any officer or director of Flex will be liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.

Potential indemnification liabilities to Flex pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

The separation agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation. If we are required to indemnify Flex under the circumstances set forth in the separation agreement, we may be subject to substantial liabilities. For additional information, refer to the section entitled “Certain relationships and related party transactions—Agreements with Flex—The separation agreement—Release of claims and indemnification.”

In connection with our separation from Flex, Flex will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Flex’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation agreement and certain other agreements with Flex, Flex will agree to indemnify us for certain liabilities as discussed further in the section entitled “Certain relationships and related party transactions.” However, third parties could also seek to hold us responsible for any of the liabilities that Flex has agreed to retain, and there can be no assurance that the indemnity from Flex will be sufficient to protect us against the full amount of such liabilities, or that Flex will be able to fully satisfy its indemnification obligations. In addition, Flex’s insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the separation, and in any event Flex’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if we ultimately succeed in recovering from Flex or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could have a material adverse effect on our businesses, financial position, results of operations and cash flows.

After the separation, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Flex. Also, certain of Flex’s current executive officers are expected to become our directors, which may create conflicts of interest or the appearance of conflicts of interest.

Because of their current or former positions with Flex, certain of our executive officers and directors own equity interests in Flex. Continuing ownership of Flex ordinary shares and equity awards could create, or appear to create, potential conflicts of interest if we and Flex face decisions that could have implications for both Flex and us, after the separation. In addition, certain of Flex’s current executive officers are expected to become our directors, and this could create, or appear to create, potential conflicts of interest when we and Flex encounter opportunities or face decisions that could have implications for both companies following the separation or in connection with the allocation of such directors’ time between Flex and us.

Flex may compete with us.

Notwithstanding Flex’s continued ownership and control of the Company, Flex will not be restricted from competing with us. If Flex in the future decides to engage in the type of business we conduct, it may have a

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.

We may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect our businesses.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others:

•

The separation will allow investors to separately value Flex and us based on their distinct investment identities. Our business fundamentally differs from Flex’s other businesses in several respects, as Flex’s primary focus is contract manufacturing for multiple industries in contrast to our focus on selling proprietary products for utility-scale solar power plants. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on their distinct characteristics.

•

The separation will allow us and Flex to more effectively pursue our and Flex’s distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. For example, while our management will be enabled to focus exclusively on our businesses, the management of Flex will be able to grow its businesses. Our and Flex’s separate management teams will also be able to focus on executing the companies’ differing strategic plans without diverting attention from the other businesses.

•

The separation will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs.

•	The separation will create an independent equity structure that will afford us direct access to the capital markets and facilitate our ability to capitalize on our unique growth opportunities.

•

The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s businesses, and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•

As a current part of Flex, our businesses benefit from Flex’s size and purchasing power in procuring certain goods and services. After the separation, as a separate entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Flex obtained prior to the separation. We may also incur costs for certain business functions previously performed by Flex that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

•	The actions required to separate our and Flex’s respective businesses could disrupt our and Flex’s operations.

•	Certain costs and liabilities that were otherwise less significant to Flex as a whole will be more significant for us and Flex as separate companies, after the separation.

•

We (and prior to the separation, Flex) will incur costs in connection with the transition to being a separate, publicly-traded company that may include additional personnel costs, corporate governance costs (including director and officer insurance costs) and audit, consulting, legal and other professional services fees.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of Flex; and (iii) following the separation, our businesses will be less diversified than Flex’s businesses prior to the separation.

If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our businesses, operating results and financial condition could be materially and adversely affected.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Flex.

The agreements we will enter into with Flex in connection with the separation, including the separation agreement, transition services agreement, employee matters agreement, registration rights agreement and certain commercial agreements were prepared in the context of our separation from Flex while we were still a wholly-owned subsidiary of Flex.

Accordingly, during the period in which the terms of those agreements were prepared, we did not have a separate or independent board of directors or a management team that was separate from or independent of Flex. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Flex and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. For additional information, refer to the section entitled “Certain relationships and related party transactions.”

We or Flex may fail to perform under various transaction agreements that will be executed as part of the Transactions or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

The separation agreement and other agreements to be entered into in connection with the Transactions will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include related indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We will rely on Flex after the separation to satisfy its performance and payment obligations under these agreements. If Flex is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our businesses effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Flex currently provides to us. However, we may not be successful in implementing these systems and services or in transitioning data from Flex’s systems to us.

In addition, we expect this process to be complex, time-consuming and costly. We are also establishing or expanding our own corporate and business functions to be separate from Flex. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Flex historically provided us prior to the separation. Any failure or significant downtime in our own financial, administrative or other support systems or in the Flex financial, administrative or other support systems during the transitional period during which Flex provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

In particular, our day-to-day business operations rely on our information technology systems. A significant portion of the communications among our personnel, customers and suppliers take place on our information technology platforms. We expect the transfer of information technology systems from Flex to us to be complex, time consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.

After the separation, we may be dependent on Flex for certain components for our products.

Our self-powered controller (“SPC”) and network control unit (“NCU”) used in our tracker products are manufactured by Flex. We have an agreement with Flex for the manufacturing of these components, but we operate on a purchase order basis for pricing. The processes to manufacture these SPCs and NCUs are highly complex, specialized and proprietary. If Flex is unable or unwilling to manufacture controllers for us, or increases its pricing substantially, our supply of these critical components would be interrupted or delayed and we may not be able to source substitute parts easily. We would incur increased expenses in establishing new relationships with alternative manufacturers at market prices. We may not be able to source alternative components on term acceptable to us or in a timely and cost-effective manner which may materially and adversely affect our business, financial condition, results of operation and profitability.

We are a holding company and our principal asset after completion of this offering will be our LLC Interests in the LLC, and accordingly we will be dependent upon distributions from the LLC to pay taxes and other expenses.

We are a holding company and, upon completion of the Transactions, including this offering, our principal asset will be our ownership of the LLC. See the section entitled “Our organizational structure.” We had no operations prior to this offering and have no independent means of generating revenue. As the sole managing member of the LLC, we intend to cause the LLC to make distributions to us in amounts sufficient to cover the taxes on our allocable share of the taxable income of the LLC, all applicable taxes payable by us, any payments we are obligated to make under the Tax Receivable Agreement and other costs or expenses. Distributions will generally be made on a pro rata basis among us and NewCo. However, certain laws and regulations may result in restrictions on the LLC’s ability to make distributions to us or the ability of the LLC’s subsidiaries to make distributions to it.

To the extent that we need funds and the LLC or its subsidiaries are restricted from making such distributions, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer an adverse effect on our liquidity and financial condition.

Taxing authorities could challenge our historical and future tax positions.

We expect our taxable income to primarily be from the allocation of taxable income from the LLC. We are subject to federal and state income taxes in the United States on the taxable income allocated to us from the LLC. In addition, while the majority of the LLC’s income will be from United States sources and will not be subject to LLC level income tax, the LLC will have taxable income in some foreign subsidiaries that will be subject to foreign tax at the level of the LLC. We may be entitled to foreign tax credits in the United States for our share of the foreign tax paid by the LLC. As the LLC operates in a number of countries and relies on intercompany transfer pricing, judgment is required in determining our provision for income taxes. In the ordinary course of the LLC’s business, there may be transactions or intercompany transfer prices where the

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

ultimate tax determination is uncertain. Additionally, calculations of income taxes payable currently and on a deferred basis are based on our interpretations of applicable tax laws in the jurisdictions in which we and the LLC are required to file tax returns.

In certain circumstances, the LLC will be required to make distributions to us and NewCo, and the distributions that the LLC will be required to make may be substantial and in excess of our tax liabilities and obligations under the Tax Receivable Agreement.

The LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Interests, including us. We anticipate that, pursuant to the tax rules under the Code and the regulations thereunder, in many instances these allocations of taxable income will not be made on a pro rata basis. Notwithstanding that, pursuant to the Nextracker LLC Operating Agreement, the LLC will generally be required from time to time to make pro rata cash distributions, or tax distributions, to the holders of LLC Interests to help each of the holders of the LLC Interests to pay taxes on such holder’s allocable share of taxable income of the LLC. As a result of potential non pro rata allocations of net taxable income allocable to us and NewCo, and the favorable tax benefits that we anticipate receiving from this offering and certain related transactions, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to the LLC, the existing owners of the LLC would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Interests and corresponding shares of Class B common stock.

If Flex distributes its beneficial retained interest in the LLC on a tax-free basis, we may be required to indemnify Flex for certain tax liabilities and may be prevented from pursuing opportunities to engage in desirable strategic or capital-raising transactions.

Flex may, in the future, undertake a tax-free or other distribution or disposition of its beneficial retained interest in the LLC, whether directly or through a distribution or disposition of the stock of NewCo, which holds Flex’s retained interest in the LLC. Among other possible transactions, Flex may distribute all of the outstanding stock of NewCo to its shareholders and then cause NewCo to merge or consolidate with Nextracker Inc. or a wholly-owned subsidiary of Nextracker Inc. If Flex undertakes such a spin-off transaction, Flex and NewCo will enter into a tax matters agreement under which NewCo generally will be responsible for specified taxes and related amounts imposed on Flex or NewCo (or their respective subsidiaries) that arise from the failure of the spin-off to qualify for tax-free treatment under Section 368(a)(1)(D) or Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). Such taxes and related amounts could be material and the tax matters agreement would generally require NewCo to bear such taxes and related amounts to the extent that the failure to so qualify is attributable to, among other things, (i) a breach of the relevant representations and covenants made by NewCo in the tax matters agreement or any representation letter provided in support of any tax opinion or ruling obtained by Flex with respect to the U.S. federal income tax treatment of such spin-off, (ii) an acquisition of NewCo’s equity securities (including an indirect acquisition through the acquisition of equity in Nextracker Inc.) or assets or (iii) any other action or failure to act by NewCo or its affiliates (including Nextracker Inc.) after any such spin-off. Because NewCo would merge or consolidate with Nextracker Inc. as part of any such spin-off, the obligations of NewCo under the tax matters agreement will become direct or indirect obligations of Nextracker Inc. and this may adversely affect our business, result of operations, financial condition and prospects. You will not have the right to approve the structure pursuant to which Flex may undertake any ultimate distribution of its beneficial interest in the LLC or the terms of any tax matters agreement between Flex and NewCo. See “—Following the Transactions, including this offering, Flex will

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.”

To preserve the tax-free treatment of any such spin-off by Flex, the tax matters agreement would, among other restrictions, restrict NewCo and its subsidiaries, for the two-year period following the spin-off, except in specific circumstances, from: (i) entering into any transaction pursuant to which NewCo stock would be acquired above a certain threshold, (ii) merging, consolidating or liquidating, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of NewCo stock, (vi) taking or failing to take any other action inconsistent with representations or covenants in any tax opinion or private letter ruling document, or (vii) ceasing to engage in any active trade or business as defined in the Code. Because NewCo would merge or consolidate with Nextracker Inc. as part of any such spin-off, the restrictions on NewCo under the tax matters agreement would effectively become restrictions on Nextracker Inc. and this may adversely affect our strategic and operating flexibility.

We will be required to pay NewCo (or certain permitted transferees thereof) for certain tax benefits that we may claim arising in connection with this offering and related transactions, and the amounts we may pay could be significant.

We expect that this offering and certain related transactions will produce tax benefits for us. We intend to use all of the net proceeds from this offering to purchase LLC Interests from NewCo as described in the section entitled “Use of proceeds.” Additionally, we may be required from time to time to acquire LLC Interests together with a corresponding number of shares of our Class B common stock in exchange for our Class A common stock, or, at our election, a cash payment, pursuant to the Exchange Agreement. See the section entitled “Certain relationships and related party transactions—Exchange agreement.” We expect that basis adjustments resulting from these transactions, if they occur, will reduce the amount of income tax we would otherwise be required to pay in the future.

We will enter into a Tax Receivable Agreement with the LLC and NewCo that will provide for the payment by us to NewCo (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) increases in tax basis resulting from exchanges or acquisitions of LLC Interests and shares of Class B common stock (including as part of the Transactions or under the Exchange Agreement) and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. See the section entitled “Certain relationships and related party transactions—Tax receivable agreement.” Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate approximately $                million over 20 years from the date of this offering based on the initial public offering price of $                per share of our Class A common stock (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and assuming all exchanges of LLC Interests occur at the time of this offering. Under such scenario we would be required to pay the owners of LLC Interests approximately 85% of such amount, or $                million, over the 20 year period from the date of this offering, and the yearly payments over that time would range between approximately $                 million to $                 million per year. As a result, investors purchasing shares in this offering or in the public market following this offering will not be entitled to the economic benefit of the tax benefits subject to the Tax Receivable Agreement that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the tax benefits subject to the Tax Receivable Agreement). The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit. The payments under the Tax Receivable Agreement are not conditioned upon the ownership of us by NewCo (or certain permitted transferees thereof). See the section entitled “Certain relationships and related party transactions—Tax receivable agreement.”

There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or distributions to us by the LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes. Furthermore, our obligations to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are deemed realized under the Tax Receivable Agreement.

In certain cases, payments under the Tax Receivable Agreement to NewCo (or certain permitted transferees thereof) may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, or if, at any time, we elect an early termination of the Tax Receivable Agreement, our (or our successor’s) obligations with respect to exchanged or acquired LLC Interests (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that we (or our successor) would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement. As a result, we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the percentage specified in the Tax Receivable Agreement of the actual benefits that we realize in respect of the tax attributes that are subject to the Tax Receivable Agreement. Also, if we elect to terminate the Tax Receivable Agreement early or in the event that we materially breach any of our material obligations under the Tax Receivable Agreement (such as our failure to make any payment within three months of when due, provided we have sufficient funds to make such payment), we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits which upfront payment may be made years in advance of the actual realization of such future benefits (if any). In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity, as well as our attractiveness as a target for an acquisition. In addition, we may not be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement, even if the tax benefits underlying such payment are disallowed (although future amounts otherwise payable under the Tax Receivable Agreement may be reduced as a result thereof). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of the benefits that we actually realize in respect of the (i) increases in tax basis resulting from exchanges or acquisitions of LLC Interests and shares of Class B common stock (including as part of the Transactions or under the Exchange Agreement) and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Risks related to our Class A common stock and this offering

There has been no prior public market for our Class A common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our Class A common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to both raise capital by selling shares of Class A common stock and acquire other complementary technologies or businesses by using our shares of Class A common stock as consideration.

Upon closing of this offering, we expect that our Class A common stock will be listed on                . If we fail to satisfy the continued listing standards of                 , however, we could be de-listed, which would negatively impact the trading price and liquidity of our Class A common stock.

The disparity in the voting rights among the classes of our common stock and inability of the holders of our Class A common stock to influence decisions submitted to a vote of our stockholders may have an adverse effect on the price of our Class A common stock.

Holders of our Class A common stock and Class B common stock will vote together as a single class on almost all matters submitted to a vote of our stockholders. Shares of our Class A common stock and Class B common stock entitle the respective holders to identical non-economic rights, except that each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally, while each share of our Class B common stock will entitle its holder to 10 votes on all matters to be voted on by stockholders generally. Upon the date on which the shares of Class B common stock held by NewCo and its permitted transferees represent less than 10% of our outstanding shares of common stock, each share of Class B common stock will thereafter entitle its holder to one vote per share of Class B common stock. See the sections entitled “Description of capital stock—Class A common stock—Voting rights,” “—Class B common stock—Voting rights” and “—Combined voting power of Class A common stock and Class B common stock.” We intend to enter into the separation agreement with Flex, which will give our controlling stockholder the right to nominate a majority of our directors after the consummation of this offering as long as Flex, as our controlling stockholder, beneficially owns 50% or more of the total voting power of our outstanding common stock and shall specify how our controlling stockholder’s nominations rights shall decrease as our controlling stockholder’s beneficial ownership of our common stock also decreases. The separation agreement sets forth certain information rights granted to Flex. It also specifies that we will not take certain significant actions specified therein without the prior consent of Flex. The difference in voting rights could adversely affect the value of our Class A common stock to the extent that investors view, or any potential future purchaser of our Company views, the superior voting rights and implicit control of the Class B common stock to have value.

We expect that the price of our Class A common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our Class A common stock sold in this offering is determined by negotiation between the representatives of the underwriters, Flex and us. This price may not reflect the market price of our Class A common stock following this offering. In addition, the market price of our Class A common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	volume and customer mix for our products;

•	the introduction of new products by us or others in our industry;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	product liability claims or other litigation;

•	quarterly variations in our results of operations or those of others in our industry;

•	media exposure of our products or of those of others in our industry;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts;

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

•

changes in our capital structure or dividend policy, including as a result of future issuances of securities, sales of large blocks of Class A common stock by our stockholders, including Flex and our employees, or our incurrence of debt; and

•	announcements or actions taken by Flex as our controlling stockholder.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following this offering. If the market price of shares of our Class A common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would harm our financial condition and operating results and divert management’s attention and resources from our business.

We cannot predict the effect our multi-class share structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class share structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under such policies, the multi-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. It is unclear what effect, if any, these policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. In addition, several stockholder advisory firms and large institutional investors oppose the use of multi-class share structures. As a result, our multi-class share structure may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

may result in large institutional investors not purchasing shares of our Class A common stock. As a result of the foregoing factors, the market price and trading volume of our Class A common stock could be adversely affected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our Class A common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

The unaudited pro forma combined financial statements included in this prospectus are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

The unaudited pro forma combined financial statements included in this prospectus are presented for informational purposes only and are not necessarily indicative of what our actual financial condition or results of operations would have been had the separation been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations. Accordingly, our financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance may evolve over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $        per share, at the initial public offering price of $                per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share as of March 31,

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

2021. For additional information on the dilution you may suffer as a result of investing in this offering, see the section entitled “Dilution.”

This dilution is due to the substantially lower price paid by Flex for their shares of our common stock purchased prior to this offering as compared to the price offered to the public in this offering.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. Future sales or other distributions of shares of our Class A common stock could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our Class A common stock. Immediately after this offering, we will have                 outstanding shares of Class A common stock. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,                 shares are currently restricted as a result of securities laws or 180-day lock-up agreements but will be able to be sold after the offering as described in the section entitled “Shares available for future sale.”

Subject to the restrictions described in the paragraph below, future sales of shares of our Class A common stock in the public market by Flex will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), for so long as Flex is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission (the “SEC”). After this offering, Flex will have rights, subject to some conditions, to require us to file registration statements covering its shares or to include its shares in registration statements that we may file for ourselves or other stockholders as described in the section entitled “Certain relationships and related party transactions—Registration rights agreement.” We are unable to predict whether or when Flex will sell or otherwise dispose of shares of our common stock. The sale or other disposition by Flex of a substantial number of shares after this offering, or a perception that such sales or other dispositions could occur, could significantly reduce the market price of our Class A common stock.

In addition, we, certain of our officers and directors and Flex have agreed with the underwriters that, without the prior written consent of J.P. Morgan Securities LLC, we and they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. J.P. Morgan Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up.

In connection with this offering, we are filing a registration statement on Form S-8 registering under the Securities Act the shares of our Class A common stock reserved for issuance under our Equity Incentive Plan. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements described above.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as the rules of                . These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ended March 31, 2023. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

We are further enhancing internal controls, processes and related documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Our auditors will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Provisions in our corporate charter documents and under Delaware law and certain contractual rights granted to Flex could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering and certain contractual rights that will be granted to Flex under the separation agreement may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We believe this exclusive forum provisions benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, such provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated articles of incorporation that will be in effect at the closing of this offering provide that we will indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporate Law.

In addition, as permitted by the Delaware General Corporate Law, our amended and restated articles of incorporation and our indemnification agreements that we have entered into with our directors and officers provide that:

•

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by applicable law. Such law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•

the rights conferred in our amended and restated articles of incorporation are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated articles of incorporation provisions to reduce our indemnification obligations to directors, officers, employees and agent.

General risk factors

If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base and scale and otherwise improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations.

Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a significant and adverse effect on our business, financial condition, results of operations and prospects.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Special note regarding forward-looking statements

Certain statements included in this prospectus are “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: future financial performance, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other financial measures; our management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs or other distributions, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; the effects of the Transactions on our business; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; future regulatory approvals and the timing thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Terminology such as “will,” “may,” “should,” “could,” “would,” “believe,” “anticipate,” “intend,” “plan,” “expect,” “estimate,” “project,” “target,” “possible,” “potential,” “forecast” and “positioned” and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate, and speak only as of the date of this prospectus.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or other events to be materially different from any future results, performance or other events expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results, performance or other events may be materially different from what we expect.

Important factors that could cause actual results, performance or other events to differ materially from our expectations include:

•	the demand for solar energy and, in turn, our products;

•	competitive pressures within the solar tracker industry;

•	competition from conventional and other renewable energy sources;

•	variability in our results of operations, including as a result of fluctuations in our customers’ businesses as well as seasonal weather-related disruptions;

•	the reduction, elimination or expiration of government incentives for or regulations mandating the use of, renewable energy and solar energy;

•	our reliance on our suppliers and any problems with our suppliers or disruptions in our supply chain;

•	changes in the global trade environment, including the imposition of import tariffs;

•	the impact of the COVID-19 pandemic on our business, financial results and financial condition;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

an increase in interest rates, or a reduction in the availability of tax equity or project debt financing, impacting the ability of project developers and owners to finance the cost of a solar energy system;

•	a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment to us;

•	defects or performance problems in our products;

•	delays, disruptions or quality control problems in our product development operations;

•	severe weather events, natural disasters and other catastrophic events;

•	our continued expansion into new markets;

•	electric utility industry policies and regulations;

•	decreases in the price of electricity;

•	our failure to protect our intellectual property and trade secrets or to successfully defend against third-party claims of infringement;

•	cybersecurity or other data incidents; and

•	the other risks and uncertainties set forth in the section entitled “Risk factors.”

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Market and industry data

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Prospectus summary” and “Business.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications, including the following:

•	International Energy Agency, Renewables 2020, November 2020, all rights reserved

•	International Renewable Energy Agency, Battery Storage Paves Way for a Renewable-powered Future, March 2020

•	Joule, a Cell Press Journal, Global Techno-Economic Performance of Bifacial and Tracking Photovoltaic Systems, July 2020

•	Lazard Ltd., Levelized Cost of Energy version 14.0, October 2020

•	U.S. Energy Information Administration, Electric Power Monthly with Data for December 2020, February 2021

•	Wood Mackenzie Ltd., The Global Solar PV Tracker Landscape 2020 and Associated Data, September 2020

•	Wood Mackenzie Ltd., The Global PV Tracker Landscape 2016: Prices, Forecasts, Market Shares and Vendor Profiles, October 2016

•	Wood Mackenzie Ltd., PV Installations Tracker Fourth Quarter 2020, January 2021 update, January 2021

•	Wood Mackenzie Ltd., Latest Quarterly and Annual U.S. Solar PV Data Release 2020, February 2021

Industry forecasts are based on industry surveys and the preparer’s expertise in the industry, and there can be no assurance that any of the industry forecasts will be achieved. We believe these data are reliable, but we have not independently verified the accuracy of this information nor have we ascertained the underlying economic assumptions relied thereon. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk factors.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Use of proceeds

We expect to receive net proceeds from this offering of approximately $    million (or approximately $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an initial public offering price of $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We will use all of the net proceeds from this offering to purchase                newly issued LLC Interests from NewCo (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us. We will not retain any of the net proceeds of this offering.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Our organizational structure

Incorporation of Nextracker Inc.

Nextracker Inc., a Delaware corporation, was formed on                , 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions (as defined below), all of our business operations have been conducted through Nextracker Holdings Inc. and its direct and indirect subsidiaries and the owner of Nextracker Holdings Inc. has been FIUI, a wholly owned subsidiary of Flex. Nextracker Inc. has not engaged in any material business or other activities except in connection with its formation and the Transactions.

The Transactions

We will complete the following organizational and other transactions in connection with this offering:

•	Flex, through FIUI, will form NewCo, and contribute all of the outstanding shares of common stock of Nextracker Holdings Inc. to NewCo;

•	Nextracker Holdings Inc., a Delaware corporation, will be converted into Nextracker LLC, a Delaware limited liability company;

•	NewCo will contribute % of the LLC Interests to a wholly-owned subsidiary of NewCo, with the remaining % of the LLC Interests owned by NewCo;

•

We will amend and restate Nextracker Inc.’s certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock, with each share of our Class A common stock entitling its holder to one vote per share and each share of our Class B common stock entitling its holder to 10 votes per share on all matters presented to our stockholders generally, and provide that shares of Class B common stock may only be held by NewCo and its permitted transferees;

•

We will issue                shares of our Class A common stock to the purchasers in this offering (or                shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds therefrom of approximately $                million (or approximately $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an assumed initial public offering price of $                per share (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us;

•

We will issue                shares of our Class B common stock to NewCo (or                shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for nominal consideration, which number of shares shall be equal to the number of LLC Interests held directly or indirectly by NewCo immediately following the Transactions, and we will repurchase all of the shares of our common stock previously issued to FIUI for nominal consideration;

•

We will use all of the net proceeds from this offering as consideration for NewCo’s transfer to us of                LLC Interests (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us;

•	We will be appointed as the sole managing member of the LLC;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

We, the LLC and NewCo will enter into an exchange agreement (the “Exchange Agreement”) under which NewCo (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange LLC Interests, together with a corresponding number of shares of Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions;

•

We, the LLC and NewCo will enter into a tax receivable agreement (the “Tax Receivable Agreement”) that will provide for the payment by us to NewCo (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) increases in tax basis resulting from exchanges or acquisitions of LLC Interests (including as part of the Transactions or under the Exchange Agreement) and (ii) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement; and

•	We will also enter into various other agreements to provide a framework for our relationship with Flex after the Transactions, as described below under “—The separation agreements.”

We collectively refer to the foregoing organizational and other transactions and this offering as the “Transactions.”

Immediately following the completion of the Transactions (including this offering):

•	Nextracker Inc. will be a holding company and its principal asset will be the LLC Interests it purchases from NewCo;

•	Nextracker Inc. will be the sole managing member of the LLC and will control the business and affairs of the LLC and its subsidiaries;

•

Nextracker Inc. will own                LLC Interests, representing approximately    % of the economic interest in the business of the LLC (or                LLC Interests, representing approximately    % of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

The purchasers in this offering will own (i)                shares of Class A common stock of Nextracker Inc., representing approximately    % of the total voting power of all of Nextracker Inc.’s common stock (or                shares of Class A common stock, representing approximately                % of the total voting power of all of Nextracker Inc.’s outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) indirectly through Nextracker Inc.’s ownership of LLC Interests, approximately                % of the economic interest in the business of the LLC (or approximately                % of the economic interest in the business of the LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

Flex (i) through NewCo, will own                shares of Class B common stock of Nextracker Inc., representing approximately                % of the total voting power of all of Nextracker Inc.’s common stock (or                shares of Class B common stock, representing approximately                % of the total voting power of all of Nextracker Inc.’s outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through NewCo and NewCo’s wholly-owned subsidiary, will own                LLC Interests, representing approximately                % of the economic interest in the business of the LLC (or    LLC Interests, representing approximately                % of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

As the sole managing member of the LLC, we will operate and control all of the business and affairs of the LLC and, through the LLC and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, we will have the majority economic interest in the LLC and will control the management of the LLC as its sole managing member. As a result, we will consolidate the LLC and record a significant non-controlling interest in a consolidated entity in our consolidated financial statements for the economic interest in the LLC held directly or indirectly by Flex.

After this offering, Flex may undertake a tax-free or other distribution or disposition of its beneficial retained interest in the LLC, whether directly or through a distribution or disposition of the stock of NewCo, which holds Flex’s retained interest in the LLC.

The following diagram sets forth a simplified view of our corporate structure after giving effect to the completion of the Transactions, including this offering. This chart is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted.

The separation agreements

Prior to the completion of this offering, we will enter into a separation agreement with Flex. The separation agreement will set forth our agreements with Flex regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with Flex following the separation. The following are the principal steps of the separation:

•	Transfer of Assets and Liabilities—Pursuant to the separation agreement, Flex will transfer to us substantially all of the assets and liabilities comprising the legacy Nextracker business.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	Transition Services Agreement—We and Flex will enter into a transition services agreement, pursuant to which Flex and its subsidiaries will provide us and our subsidiaries with various services.

•

Employee Matters Agreement—We and Flex will enter into an employee matters agreement that will govern our and Flex’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally will allocate liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

•

Registration Rights Agreement—We and Flex will enter into a registration rights agreement pursuant to which we will grant Flex and its affiliates certain registration rights with respect to any of our Class A common stock owned by them (upon conversion of Class B common stock and LLC Interests held by them).

For additional information regarding the separation agreement and such other agreements, refer to the sections entitled “Risk factors—Risks related to the Transactions and our relationship with Flex” and “Certain relationships and related party transactions—Agreements with Flex.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Dividend policy

We currently do not anticipate paying any cash distributions or dividends on our Class A common stock after this offering and for the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. The payment of any dividends on our Class A common stock in the future, and the timing and amount thereof, is within the discretion of our board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt facilities, industry practice, legal requirements and other factors that our board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations, the ability of the LLC to make distributions to us, and on our access to the capital markets for liquidity. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

Subject to having available cash and subject to the limitations imposed by applicable law and contractual restrictions, the Nextracker LLC Operating Agreement requires the LLC to make certain distributions to each member of the LLC on a pro rata basis, including us, to facilitate their payment of taxes with respect to the income of the LLC that is allocated to them. See the section entitled “Certain relationships and related party transactions—Nextracker LLC operating agreement.” To the extent that the tax distributions we receive exceed the amount that we are actually required to pay for taxes, payments under the Tax Receivable Agreement and other expenses, we will not be required to distribute such excess cash. Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:

•	on a historical basis;

•	on a pro forma basis giving effect to the separation (but prior to giving effect to the Transactions and this offering); and

•

on a pro forma as adjusted basis to give effect to (i) the Transactions and (ii) the sale by us of shares of Class A common stock in this offering and the application of the proceeds from this offering as described in the section entitled “Use of proceeds,” based on the initial public offering price of $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the Transactions been completed as of March 31, 2021. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table should be read in conjunction with the sections entitled “Unaudited pro forma combined financial statements,” “Selected historical combined financial data,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and our combined financial statements and notes thereto included elsewhere in this prospectus.

As of March 31, 2021
(In thousands, except share amounts)	Historical	Pro forma	Pro forma as adjusted
Cash	$	$	$

Capitalization:
Equity (deficit):
Common stock, $0.01 par value, shares authorized, shares issued and outstanding, historical and pro forma as adjusted	$	$	$
Class A common stock, $0.0001 par value, shares authorized, shares issued and outstanding, pro forma as adjusted
Class B common stock, $0.0001 par value, shares authorized, shares issued and outstanding, pro forma as adjusted
Additional paid-in capital
Parent company net investment

Total equity	$	$	$

Total capitalization	$	$	$

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Dilution

Flex, indirectly through NewCo and a wholly-owned subsidiary of NewCo, will own LLC Interests after the Transactions. Because Flex does not, directly or indirectly, own any Class A common stock or have any right to receive distributions from Nextracker Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Interests (other than Nextracker Inc.) had their LLC Interests exchanged for newly-issued shares of Class A common stock on a one-for-one basis and the transfer to the Company and cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock, from Nextracker Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the “Assumed Exchange.”

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Nextracker Inc.’s pro forma net tangible book value as of March 31, 2021 prior to this offering and after giving effect to the other Transactions and the Assumed Exchange was $                . Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Exchange.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

After giving effect to (i) the Transactions, including the sale of                shares of Class A common stock sold by us in this offering an assumed initial public offering price of $                per share of Class A common stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and (ii) the Assumed Exchange, and after deducting the underwriting discount in connection with this offering and estimated offering expenses payable by us and the application of the net proceeds therefrom as described in the section entitled “Use of proceeds,” our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $                million, or $                per share of Class A common stock. This represents no change in pro forma as adjusted net tangible book value per share of Class A common stock and an immediate dilution in pro forma as adjusted net tangible book value of $                per share of Class A common stock to new investors who purchase Class A common stock in this offering. The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share as of March 31, 2021	$
Decrease in pro forma net tangible book value per share of common stock attributable to new investors in this offering	$

Pro forma net tangible book value per share of Class A common stock, after giving effect to this offering		$

Dilution per share of Class A common stock to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $                per share of Class A common stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would have no effect on pro forma net tangible book value per share and would

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

increase or decrease dilution to new investors by $1.00 per share of Class A common stock, assuming that the number of shares of Class A common stock offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discount in connection with this offering and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, the pro forma net tangible book value per share of Class A common stock, as adjusted to give effect to this offering, would be $                 per share, and the dilution per share of Class A common stock to new investors in this offering would be $                 per share.

The following table summarizes, as of March 31, 2021, on the as adjusted basis described above (including the Assumed Exchange), the total number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price paid per share by the existing stockholders and by new investors purchasing shares from us in this offering, based on an assumed initial public offering price of $                per share of Class A common stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, before deducting the underwriting discount in connection with this offering and estimated offering expenses payable by us:

	Shares of Class A common stock purchased		Total consideration		Average price per share
	Number	Percent	$ In millions	Percent
Existing Stockholder(1)		%	$	%	$
New Investors

Total		100.0%	$	100.0%	$

(1)	Total consideration represents the pro forma book value of the net assets being contributed to us by Flex and its affiliates in connection with the Transactions.

A $1.00 increase or decrease in the assumed initial public offering price of $                per share of Class A common stock, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors in the Class A common stock and total consideration paid by all holders of Class A common stock by $                million, assuming that the number of shares of Class A common stock offered by us set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discount in connection with this offering and estimated offering expenses payable by us.

An increase or decrease of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase or decrease the total consideration paid to us by new investors in the Class A common stock and total consideration paid to us by all holders of Class A common stock by $                million, based on an assumed initial public offering price of $                per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount in connection with this offering and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and table assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, as of March 31, 2021, on the as adjusted basis described above (including the Assumed Exchange), our existing stockholder would own         % and our new investors would own         % of the total number of shares of our Class A common stock outstanding upon completion of this offering.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Selected historical combined financial data

The following selected historical combined financial data reflects the combined assets and results of operations of Nextracker Holdings Inc., the predecessor of the LLC, and does not give effect to the conversion of Nextracker Holdings Inc. to the LLC. We derived the combined statement of operations and comprehensive income (loss) data for the years ended March 31, 2021, 2020 and 2019, and the combined balance sheet data as of March 31, 2021, 2020 and 2019, from our historical audited combined financial statements, which are included elsewhere in this prospectus.

Nextracker Holdings Inc. historically operated as part of Flex and not as a separate, publicly-traded company. These combined financial statements have been derived from Flex’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain selling, general and administrative expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities, and Flex’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Flex during the periods presented. Per share data has not been presented since our business was wholly owned by Flex during the periods presented.

This selected historical combined financial data should be reviewed in combination with the sections entitled “Unaudited pro forma combined financial statements,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and the combined financial statements and accompanying notes included in this prospectus.

	Fiscal year ended March 31,
(In thousands)	2021	2020	2019

Combined Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	$	$1,171,287	$660,741
Cost of sales		958,380	604,207
Gross profit		212,907	56,534
Selling, general and administrative expenses		55,361	46,805
Research and development		8,641	8,562
Operating income		148,905	1,167
Interest and other, net		(24)	407
Income before income taxes		148,929	760
Provision for income taxes		30,673	2,350
Net income (loss) and comprehensive income (loss)	$	$118,256	$(1,590)

	As of March 31,
(In thousands)	2021	2020	2019

Combined Balance Sheet Data:
Working capital(1)	$	$(60,057)	$53,341
Total assets		619,160	557,439
Accumulated net parent investment		231,064	359,337

(1)	Working capital is defined as current assets, less current liabilities.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

	Fiscal year ended March 31,
(In thousands)	2021	2020	2019

Combined Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$	$240,999	$(13,916)
Net cash used in investing activities		(1,655)	(4,128)
Net cash provided by (used in) financing activities		(250,765)	11,623

	Fiscal year ended March 31,
(In thousands, except percentages)	2021	2020	2019

Other Financial Information:
Non-GAAP gross profit(1)	$	$222,503	$68,537
Non-GAAP operating income(1)		168,025	24,482
Non-GAAP net income(1)		134,260	18,764
Adjusted EBITDA(1)		170,663	27,445
Net income (loss) (% of Revenue)%		10.1%	(0.2)%
Adjusted EBITDA Margin(1)%		14.6%	4.2%

(1)	Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those changes. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin on a supplemental basis. You should review the reconciliation to the most directly

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

comparable GAAP measure of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin below and not rely on any single financial measure to evaluate our business.

	Fiscal year ended March 31,
(In thousands, except percentages)	2021	2020	2019
Gross profit	$	$212,907	$56,534
Stock-based compensation expense		1,643	4,100
Intangible amortization		7,953	7,903

Non-GAAP gross profit	$	$222,503	$68,537

Operating income	$	$148,905	$1,167
Stock-based compensation expense		4,236	7,897
Intangible amortization		14,884	15,418

Non-GAAP operating income	$	$168,025	$24,482

Net income (loss)	$	$118,256	$(1,590)
Stock-based compensation expense		4,236	7,897
Intangible amortization		14,884	15,418
Adjustment for taxes		(3,116)	(2,961)

Non-GAAP net income	$	$134,260	$18,764

Net income (loss)	$	$118,256	$(1,590)
Interest, net		(144)	227
Provision for income tax expense		30,673	2,350
Depreciation expense		2,758	3,143
Intangible amortization		14,884	15,418
Share based compensation expense		4,236	7,897

Adjusted EBITDA	$	$170,663	$27,445

Net income (loss) (% of Revenue)%		10.1%	(0.2)%
Adjusted EBITDA Margin (% of Revenue)%		14.6%	4.2%

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Unaudited pro forma combined financial statements

The following unaudited pro forma combined financial statements consist of the unaudited pro forma combined statement of operations and comprehensive income (loss) for the year ended March 31, 2021 and the unaudited pro forma combined balance sheet as of March 31, 2021, which were derived from our historical audited combined financial statements included elsewhere in this prospectus. The pro forma adjustments give effect to the Transactions and this offering, as described in the notes to the unaudited pro forma combined financial statements. The unaudited pro forma combined statement of operations and comprehensive income for the year ended March 31, 2021 gives effect to the Transactions and this offering as if they had occurred on April 1, 2020, which was the first day of fiscal year 2021. References to the “Company” in this section and in the following unaudited pro forma combined financial statements and our combined financial statements included in this prospectus shall mean the legacy Nextracker business.

The unaudited pro forma combined financial statements giving effect to the Transactions have been prepared in accordance with Article 11 of the SEC’s Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” which became effective on January 1, 2021, and the unaudited pro forma combined financial statements are presented in accordance therewith.

The unaudited pro forma combined financial statements consist of an unaudited pro forma combined balance sheet as of March 31, 2021 and unaudited pro forma combined statement of operations and comprehensive income for the year ended March 31, 2021, prepared in accordance with GAAP. The unaudited pro forma combined financial statements should be read in conjunction with our historical audited combined financial statements and the related notes and the section entitled “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

The unaudited pro forma combined financial statements include certain adjustments that are necessary to present fairly our unaudited pro forma combined statement of operations and comprehensive income (loss) and unaudited pro forma combined balance sheet as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions that management believes are, under the circumstances and given the information available at this time, reasonable and reflect changes necessary to reflect the Company’s financial condition and results of operations as if we were a stand-along entity. Actual adjustments may differ materially from the information presented herein.

Transaction accounting adjustments that reflect the effects of the Transactions include the following adjustments:

•

the impact of selling                 shares of our Class A common stock in this offering and the use of proceeds from this offering to purchase                LLC Interests from NewCo (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us; and

•	the anticipated post-offering capital structure.

Autonomous entity adjustments that reflect the incremental expense or other changes necessary to reflect the operations and financial position of the Company as an autonomous entity when the Company was previously part of Flex include the following adjustments:

•

the transfer to us from Flex and Flex affiliates pursuant to the separation agreement and related agreements of certain assets and liabilities that were not included in the historical combined financial statements;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

additional personnel costs, including salaries, benefits and potential bonuses and/or share-based compensation awards for staff, including staff additions to replace support provided by Flex that is not covered by the transition services agreement;

•

corporate governance costs, including director and officer insurance costs, board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees; and

•	other adjustments as described in the notes to these unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes.

In connection with the Transactions, we expect to enter into a transition services agreement with Flex, pursuant to which Flex and its subsidiaries will provide us and our subsidiaries with various services. The charges for transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services.

No adjustments have been included in the unaudited pro forma combined statement of operations and comprehensive income (loss) for additional annual operating costs. Although expenses reported in our combined statements of operations and comprehensive income (loss) include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities, and Flex’s investment, as applicable, we anticipate incurring additional recurring costs as a public company that could be materially different from the allocations of Flex costs included within the historical combined financial statements, as described in the autonomous entity adjustments listing above.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs.

We expect to incur additional separate public company costs in excess of the costs that have been historically allocated to us. We have not adjusted the accompanying unaudited pro forma combined financial statements for any of these estimated costs as they are projected amounts based on estimates.

Moreover, we expect Flex or us to incur certain nonrecurring internal costs to implement certain new systems. All such costs incurred prior to the transactions described above were incurred entirely by Flex and we estimate such costs going forward will not have a material impact on our financial statements.

The unaudited pro forma combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations or financial condition had the Transactions and our anticipated post-Transaction capital structure been completed on the date assumed and should not be relied upon as a representation of our future results of operations or financial position as a separate, publicly-traded company during such periods.

The following unaudited pro forma combined balance sheet and unaudited pro forma combined statement of operations and comprehensive income (loss) should be reviewed in combination with our historical combined financial statements and accompanying notes and “Management’s discussion and analysis of financial condition and results of operations” included in this prospectus.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

	As of March 31, 2021

(In thousands, except share and per share data)	Historical	Transaction accounting adjustments(1)		Autonomous entity adjustments	Pro forma

Unaudited Pro Forma Combined Balance Sheet:

Assets

Current assets:
Cash
Accounts receivable, net of allowance for doubtful accounts		(2)
Inventories
Other current assets
Total current assets

Property and equipment, net
Goodwill
Other intangible assets, net
Other assets		(3)

Total assets

Liabilities and equity

Current liabilities:
Accounts payable
Accrued expenses
Deferred revenue
Due to related parties
Other current liabilities

Other liabilities
Commitments and contingencies

Equity
Class A units, units issued and outstanding as of March 31, 2021		(4)
Member’s equity		(4)
Class A common stock, par value $0.0001 per share		(5)
Class B common stock, par value $0.0001 per share		(5)
Accumulated net parent investment
Accumulated other comprehensive loss		(6	) (7)

Total equity

Total liabilities and equity

(1)	Reflects the net effect on cash of the receipt of proceeds from FIUI in exchange for shares of common stock of Nextracker Holdings Inc., representative of % of the common stock outstanding.

(2)	Reflects the net effect on cash of the receipt of proceeds from FIUI in exchange for shares of common stock of Nextracker Holdings Inc., representative of % of the common stock outstanding, at a price per unit equal to the assumed initial public offering price per share of Class A common stock based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus less the underwriting discount and estimated offering expenses payable by us.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

(3)	We are subject to U.S. federal, state and local income taxes. This adjustment reflects the recognition of deferred taxes in connection with the Transactions, assuming the U.S. federal income tax rate currently in effect and the highest statutory rates apportioned to each applicable and state and local jurisdiction. We have recorded a pro forma deferred tax asset adjustment of $ million.

(4)	As described in “Our organizational structure,” we will become the sole managing member of the LLC and will control the business and affairs of the LLC and all of its subsidiaries. As a result, we will consolidate the financial results of the LLC and will report a non-controlling interest for LLC Interests in the LLC held by NewCo and a wholly-owned subsidiary of NewCo on our consolidated balance sheet. Immediately following the Transactions, the LLC Interests represented by the non-controlling interest will represent approximately % of the economic interest in the business of Nextracker Inc. If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the LLC Interests represented by the non-controlling interest would represent approximately % of the economic interest in the business of the LLC.

(5)	Reflects the issuance of shares of Class A common stock pursuant to our 2021 Equity Incentive Plan.

(6)	Reflects the impact of the costs incurred to net income and comprehensive income of pro forma adjustments for fiscal years 2019 and 2020.

(7)	Upon completion of the Transactions, we will become the sole managing member of the LLC. Although there will be a non-controlling ownership interest in the LLC, we will have the sole voting interest in, and control the management of, the LLC. As a result, we will consolidate the results of the LLC and will report a non-controlling interest related to the LLC Interests held by NewCo and a wholly-owned subsidiary of NewCo on our consolidated balance sheet. The computation of the non-controlling interest following the consummation of this offering, based on the initial public offering price of $ , is as follows:

	Units	Percentage
Interests in Nextracker LLC
Non-controlling interest in Nextracker LLC

Total

Fiscal year ended March 31, 2021

(In thousands, except share and per share data)	Historical	Pro forma adjustments	Pro forma

Unaudited Pro Forma Combined Statement of Operations and Comprehensive Income (loss):

Revenue
Cost of sales

Gross profit			—
Selling, general and administrative expenses
Research and development

Operating income		—	—
Interest and other, net

Income before income taxes			—

Provision for income taxes

Net income (loss) and comprehensive income (loss)
Net income (loss) and comprehensive income attributable to non-controlling interests

Net income (loss) and comprehensive income attributable to controlling interests		—	—

Unaudited Pro Forma Earnings Per Share
Basic
Diluted

Number of shares used in calculating earnings per share
Basic
Diluted

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Management’s discussion and analysis of financial condition and results of operations

Unless the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “Nextracker”, the “Company”, “we”, “us” and “our” shall mean NEXTracker Inc.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our financial statements with a narrative from the perspective of Company’s management. You should read the following discussion in conjunction with the “Selected historical combined financial data,” our combined financial statements and accompanying notes and the section entitled “Business” included in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections entitled “Special note regarding forward-looking statements” and “Risk factors.”

Overview

We are the leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects around the world. Our products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. We have led the solar industry based on GW shipped globally in the last five consecutive years from 2015 to 2019 and in the U.S. in the last four consecutive years from 2016 to 2019.

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex Ltd. in 2015. Flex provides design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across five continents. Flex’s expertise in global supply chains and procurement and its strong financial backing has helped us accelerate our penetration of our end markets and run an optimized supply chain, and we intend to continue leveraging these learnings from Flex as we become a standalone company. Over time, we have developed new and innovative hardware and software products and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

services to scale our capabilities. In 2016, Flex acquired BrightBox Technologies on our behalf to further our machine learning capabilities.

We have shipped over 38 GW of solar tracker systems as of December 31, 2020 to over 600 projects across six continents. Our customers include solar project developers, construction firms, and long-term plant owners. Developers originate projects, select and acquire sites, obtain permits, select contractors, negotiate power offtake agreements, and oversee the building of projects. EPCs design and optimize the system, procure components, build and commission the plant, and operate the plant for a limited time until transfer to a long-term owner. Owners, which are often independent power producers, own and operate the plant, typically as part of a portfolio of similar assets. Owners generate cash flow through the sale of electricity to utilities, wholesale markets, or end users.

For the majority of our projects, our direct customer is the EPC. We are a qualified, preferred provider to some of the largest solar EPCs in the world. Our EPC customers typically make purchasing decisions on a per-project basis. Two customers individually accounted for greater than 10% of our revenue in fiscal years 2020 and 2019. Combined revenue for these two customers were approximately $334.5 million and $197.1 million in fiscal years 2020 and 2019, respectively. For fiscal years 2020 and 2019, we derived 80% and 44% of our revenue from projects in the U.S. and 20% and 56% from projects in international markets, respectively. During fiscal year 2020, we experienced very high demand from customers procuring system components in order to qualify for ITC incentives under the safe harbor provisions of the ITC which stepped down at the end of calendar year 2019. The ITC’s safe harbor provision allows solar power plant investors to claim a tax credit incentive applicable to a specific calendar year (30% of the project’s eligible cost basis for projects commencing construction before the end of calendar year 2019, 26% for projects commencing construction in 2020 through 2022, and later stepping down to 22% and then 10%) for projects placed into service up to four years after such date if a qualifying percentage of integral components are pre-purchased by December 31st of such year, after which the applicable ITC percentage may decrease. For example, the ITC decreased from 30% in calendar year 2019 to 26% in 2020. As a result, many investors accelerated equipment purchases, including purchases of our tracker products, during calendar year 2019 to take advantage of the ITC’s safe harbor provisions and secure a 30% tax credit for the relevant projects that would eventually be constructed in later periods. This non-recurring event

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

significantly increased our revenue derived from projects in the U.S. during fiscal year 2020. Under a recent extension as part of the Consolidated Appropriations Act, 2021 enacted at the end of 2020, the ITC will remain at 26% through the end of calendar year 2022, will drop to 22% in calendar year 2023, and thereafter further reduce to a permanent 10% level.

Our business model

We generate revenue from the sale of solar trackers, such as NX Horizon and NX Gemini, and from licensing our TrueCapture software product. Our most significant source of revenue is the sale of solar tracking products. Our customers include solar project developers, construction firms, and long-term plant owners. We usually enter into a different contract with our customers for each individual solar project. Contracts typically stipulate total price, technical solution, specifications of the system sold, delivery and activation schedule, warranty terms and related services provided. The delivery period for a specific contract can range from days to several months depending on the size of the project. Our contract prices range from a few hundred thousand dollars for the smallest projects to over one hundred million dollars for the largest.

Demand for our products is driven by installations of utility-scale solar projects around the world. The volume of solar projects installations is dependent on a variety of factors, including the cost of solar plants in comparison to other forms of power generation, prevailing electricity prices, conventional power generation plant retirement, global renewable energy targets, local regulations, and public incentives promoting solar energy. Our revenue is subject to variability as these factors change over time, and as a result may cause variability in our quarterly shipments. Increases in competitive tracker pricing pressure can also affect our revenue by lowering the average selling price (“ASP”) of our products.

We operate in nearly all significant tracker markets around the world. We have dedicated sales staff in the United States, Mexico, Spain, Australia, Brazil, Singapore, India and the United Arab Emirates to support our sales activities in those geographies. Our local presence is complemented with the following go-to-market strategies:

•

Our sales and marketing strategy is focused on building long-term relationships with key stakeholders involved in developing, building, owning, and maintaining utility-scale solar projects. We educate those stakeholders on the benefits of our solutions, including increased energy yield performance, superior constructability, reliability, ease of maintenance, and advanced software and sensor capabilities compared to competing products.

•

In the United States and more mature international markets, our sales team maintains active relationships with key stakeholders and customers such as developers and builders of utility-scale solar systems. We leverage these relationships and knowledge of the available project pipeline, inbound requests for proposals (“RFPs”) from potential customers, and competitive dynamics. Frequently we are either awarded the project outright or become ‘short-listed’ among a group of eligible bidders. In each case we create a detailed proposal that leverages our project engineering expertise to offer a compelling project and/or project portfolio-specific value proposition.

•

In less mature international markets, we leverage a variety of broad and account-based marketing techniques to acquire customers. These include conducting thought leadership seminars and developer forums, installation training programs, and participation in industry conferences, events, and trade associations.

•

We set pricing for our products based on the long-term value derived from energy yield performance and total cost of ownership. For our core tracker products, we offer differing pricing to address multiple market segments based on site characteristics and weather protection requirements, among other factors.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Basis of presentation

The accompanying combined financial statements present the historical financial position, results of operations and comprehensive income (loss), changes in parent company investment and our cash flows in accordance with GAAP.

We have historically operated as part of Flex and not as a separate, publicly-traded company. The financial statements have been derived from Flex’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities and Flex’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated separately from Flex during these periods. Further, the historical financial statements may not be reflective of what our results of operations, comprehensive income (loss), historical financial position, equity or cash flows might be in the future as a separate public company. See the section entitled “Certain relationships and related party transactions—Agreements with Flex.” Related-party allocations, including the method for such allocation, are discussed further in “Relationship with Parent and related parties” in Note 7 of the notes to the combined financial statements.

For example, our historical combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Flex, such as corporate costs, shared services and other selling, general and administrative costs that benefit the Company, among others. Following this offering, pursuant to agreements with Flex, we expect that Flex will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Flex. We will also incur additional costs as a separate public company. As a separate public company, our total costs related to such support functions may differ from the costs that were historically allocated to us from Flex. These additional costs are primarily for the following:

•

additional personnel costs, including salaries, benefits and potential bonuses and/or share-based compensation awards for staff, including staff additions to replace support provided by Flex that is not covered by the transition services agreement; and

•

corporate governance costs, including director and officer insurance costs, board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs. We expect to incur additional separate public company costs in excess of the costs that have been historically allocated to us.

As part of Flex, we have been dependent upon Flex for all of our working capital and financing requirements as Flex used a centralized approach to cash management and financing of its operations. Our financial transactions are accounted for through our “net parent investment” account and none of Flex’s debt at the corporate level has been assigned to us in the financial statements. Historically, as we generated cash flows from operations, cash has been swept by Flex into global cash accounts managed at the parent level. In March 2021, the cash pooling arrangement was terminated. We have also historically utilized Flex for financial support in the form of parent guarantees and letters of financial support to execute certain arrangements with our customers.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Key factors affecting our performance

Our business, operating results and future performance are affected by a number of factors, including the following:

•

Our ability to acquire new customers.    Our operating results and growth will depend in part on our ability to continue to attract new customers. While we have historically been the global leader in the solar tracking business and we believe that the underlying market for utility based solar products will continue to grow, it is difficult to predict the growth of potential new customers for our products or whether we will be successful in acquiring these new customers. We plan to continue to invest in our sales and marketing efforts to acquire new customers in order to generate continued revenue growth on a year-over-year basis.

•

Our ability to expand relationships with existing customers. Our operating results and growth will depend in part on our ability to maintain and expand relationships with existing customers. Many of our repeat customers currently have a backlog of projects to be built. In addition to new solar projects planned by existing customers, we have an opportunity to sell products, such as our software product TrueCapture, into our existing installed fleet of projects, which is the largest in the world by MW. In order for us to address this opportunity to expand among our existing customer base, we will need to maintain the innovation, performance and reliability of our product offerings.

•

Changes in the macro-economic environment and energy demand.    Our future operating results also depend on the continued demand for utility-scale solar energy. This is dependent on many factors, including the demand for cheaper energy sources driven by regional, national, or global macroeconomic trends. If the demand for cheaper energy sources increases, we may face greater competition from conventional and other renewable energy sources, such as coal, nuclear, natural gas and wind to the extent they are able to offer energy solutions that are less costly. If utility-based customers opt for other sources of energy, the average selling price of our products may be affected as we seek to be more price competitive and as a result, our revenue and operating results could be negatively affected.

•

Availability of financing for solar projects.    Because solar plants are capital intensive assets, the availability of debt or equity project finance capital throughout the world can temporarily or permanently impact the viability or demand for solar projects, including our solar tracker products. Additionally, tax incentives in the U.S. enhance the financial return for investors in solar plants and as a result, the availability of tax equity financing can affect the demand for our products in the U.S. For example, the ITC’s safe harbor provision allows solar power plant investors to claim the tax credit incentive applicable to a specific calendar year (30% in calendar year 2019) for projects built up to four years in the future if a qualifying percentage of components are pre-purchased by December 31st of such year, after which the applicable ITC percentage may decrease. The ITC decreased from 30% in calendar year 2019 to 26% in 2020. As a result, many investors accelerated equipment purchases, including purchases of our tracker products, during calendar year 2019 to take advantage of the ITC’s safe harbor provisions and secure a 30% tax credit for the relevant projects that would eventually be constructed in later periods. As discussed under “Business—Government Incentives,” the tax credit is scheduled to reduce over time to a permanent 10% level. Accordingly, we expect the proportion of our revenue attributable to the tax credit to similarly reduce over time.

•

Changes to laws and regulations such as solar policy incentives and trade regulations.    Our product components are manufactured in China, Thailand, Malaysia, Vietnam, Portugal, Brazil and other locations around the world and are shipped to countries in six continents. As a result, our operating results are impacted by changes to trade laws or regulations, local laws or regulations, tax incentives and any other significant policy in countries where either our suppliers or customers operate.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Supply chain disruptions and extreme weather.    Our products are manufactured using commodities such as steel. Fluctuations in the cost of steel or other commodities critical to the manufacturing of our products can impact our financial performance. In addition, transportation cost for shipping raw material or finished goods to and from our suppliers and to our customers can impact the final cost of our product and therefore affect our operating results. Shortages or other constraints in the supply chain, either as a result of component shortages, container shortages, disruptions to supplier or freight operations, COVID-19 (as described below) or other factors, can impact our ability to deliver our products in a timely manner and affect the cost of our products, our margins and our operating results. In addition, extreme weather events can impair our ability to deliver products on a timely basis to our customers and delay our recognition of revenue. Weather events may impact our business from the place of product origin through all shipment locations to the project site. Cold weather can also affect our customers’ ability to perform construction activities, shift the timing of deliveries, and affect our operating results.

•

COVID-19 global pandemic.    The global COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The extent to which the COVID-19 pandemic will impact our business and financial results in the future will be dependent on ongoing developments such as the length and severity of the crisis, the potential resurgence of COVID-19 and its variants, future government actions in response to the crisis, the acceptance and effectiveness of the COVID-19 vaccines and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and most of our office employees working remotely. Our management team continues to commit significant time, attention and resources to monitoring the COVID-19 pandemic and seeking to mitigate its effects on our business and workforce. At this time, the extent to which the COVID-19 pandemic may affect our business, operations and plans, including the resulting impact on our expenditures and capital needs, remains uncertain and is subject to change.

Key business and operational metrics

In addition to information related to our financial performance, we use certain operating metrics to evaluate our business. These metrics, together with our financial statements, are used by our management to measure our performance, identify trends impacting our business and formulate projections. The primary operating metric we use to evaluate our sales performance and to track market acceptance of our products from year to year is GWs delivered generally and the change in GWs delivered from period to period specifically. GWs delivered is the only operational metric that directly relates to our revenues. GWs delivered is a commonly used operational metric by analysts and competitors in our industry and can provide additional information to investors related to the relative size of our operations as well as a basis to measure our market share. GWs is calculated specifically for each project and represents the nameplate, or maximum, power output capacity of the project under optimized conditions once the project is fully operational. GWs delivered for a project is calculated as the total nameplate capacity of the project multiplied by the cost of materials delivered to the project as a percentage of the total materials cost of the project.

	Fiscal year ended March 31,
	2020	2019	Change
GW delivered	10.5	6.0	75%

Key components of our results of operations

The following discussion describes certain line items in our combined statements of operations and comprehensive income (loss).

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Revenue

We derive our revenue from the sale of solar trackers and software products to our customers. Our revenue growth is dependent on (i) our ability to maintain and expand our market share, (ii) total market growth and (iii) our ability to develop and introduce new products driving performance enhancements and cost efficiencies throughout the solar power plant.

Cost of sales and gross profit

Cost of sales consists primarily of purchased components, shipping and other logistics costs, applicable tariffs, standard product warranty costs, amortization of certain acquired intangible assets, stock-based compensation and direct labor. Direct labor costs represent expenses of personnel directly related to project execution such as supply chain, logistics, quality, tooling, operations and customer satisfaction. Amortization of intangibles consists of developed technology and certain acquired patents over its expected period of use and is also included under cost of sales.

Steel prices, cost of transportation, and labor costs in countries where our suppliers perform manufacturing activities affect our cost of sales. Our ability to lower our cost of sales depends on implementation and design improvements to our products as well as on driving more cost-effective manufacturing processes with our suppliers. We do not directly purchase raw materials such as steel or electronic components and do not hedge against changes in their price. Most of our cost of sales are directly affected by sales volume. Personnel costs related to our supply chain, logistics, quality, tooling and operations are not directly impacted by our sales volume.

Gross profit may vary from quarter to quarter and is primarily affected by our revenue and cost of sales.

Operating expenses

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of personnel-related costs associated with our administrative and support functions. These costs include, among other things, staff related costs, stock-based compensation facilities charges including depreciation associated with administrative functions, professional services, travel expenses, and allowance for bad debt. Professional services include audit, legal, tax and other consulting services. We have expanded our sales organization and expect to continue growing our sales headcount to support our planned growth. After the completion of this offering we expect to incur on an ongoing basis certain new costs related to the requirements of being a separate publicly-traded company, including insurance, accounting, tax, legal and other professional services costs, which could be material. Amortization of intangibles consists of customer relationships and trade names over their expected period of use and is also included under selling, general and administrative expenses.

Research and development

Research and development expenses consist primarily of personnel-related costs associated with our engineering employees as well as third party consulting. Research and development activities include improvements to our existing products, development of new tracker products and software products. We expense substantially all research and development expenses as incurred. We expect that the dollar amount of research and development expenses will increase in amount over time, and may vary from period to period as a percentage of revenue.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Non-operating expenses

Income tax expense

We expect our taxable income to primarily be from the allocation of taxable income from the LLC. We are subject to federal and state income taxes in the United States on the income allocated to us from the LLC. In addition, while the majority of the LLCs taxable income will be from United States sources and will not be subject to LLC level income tax, the LLC will have taxable income in some foreign subsidiaries that will be subject to tax at the level of the LLC. We may be entitled to foreign tax credits in the United States for our share of the foreign tax paid by the LLC.

Results of operations

	Fiscal year ended March 31,
(In thousands, except percentages)	2020	2019	Change
Revenue	$1,171,287	$660,741	77%
Cost of sales	958,380	604,207	59
Gross Profit	212,907	56,534	277

Operating expenses:
Sales, General and Administrative expenses	55,361	46,805	18
Research and development	8,641	8,562	1

Operating income	148,905	1,167	12,656

Interest and other, net	(24)	407	(106)

Income before taxes	148,929	760	19,488
Provision for income taxes	30,673	2,350	1,205

Net income (loss) and comprehensive income (loss)	$118,256	$(1,590)	7,537%

Non-GAAP measures

We present Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures of our performance. We define Non-GAAP gross profit as gross profit plus stock-based compensation expense and intangible amortization. We define Non-GAAP operating income as operating income plus stock-based compensation expense and intangible amortization. We define Non-GAAP net income as net income (loss) plus stock-based compensation expense and intangible amortization, net of their tax effects. We define Adjusted EBITDA as net income (loss) plus (i) interest, net, (ii) provision for income taxes, (iii) depreciation expense, (iv) intangible amortization, and (v) stock-based compensation expense. Future adjustments to net income related to the Tax Receivable Agreement may be added back to or subtracted from net income to calculate Adjusted EBITDA. We define Adjusted EBITDA Margin as the percentage derived from Adjusted EBITDA divided by revenue.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin below and not rely on any single financial measure to evaluate our business.

	Fiscal year ended March 31,
(In thousands, except percentages)	2020	2019

Other Financial Information:
Non-GAAP gross profit	$222,503	$68,537
Non-GAAP operating income	$168,025	$24,482
Non-GAAP net income	$134,260	$18,764
Adjusted EBITDA	$170,663	$27,445
Net income (loss) (% of Revenue) . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10.1%	(0.2)%
Adjusted EBITDA Margin	14.6%	4.2%

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The following tables provide a reconciliation of Non-GAAP gross profit to gross profit, Non-GAAP operating income to operating income, Non-GAAP net income to net income and Adjusted EBITDA to net income, each on a consolidated basis for the fiscal years 2020 and 2019.

	Fiscal year ended March 31,
(In thousands, except percentages)	2020	2019
Gross profit	$212,907	$56,534
Stock-based compensation expense	1,643	4,100
Intangible amortization	7,953	7,903

Non-GAAP gross profit	$222,503	$68,537

Operating income	$148,905	$1,167
Stock-based compensation expense	4,236	7,897
Intangible amortization	14,884	15,418

Non-GAAP operating income	$168,025	$24,482

Net income (loss)	$118,256	$(1,590)
Stock-based compensation expense	4,236	7,897
Intangible amortization	14,884	15,418
Adjustment for taxes	(3,116)	(2,961)

Non-GAAP net income	$134,260	$18,764

Net income (loss)	$118,256	$(1,590)
Interest, net	(144)	227
Provision for income tax expense	30,673	2,350
Depreciation expense	2,758	3,143
Intangible amortization	14,884	15,418
Share based compensation expense	4,236	7,897

Adjusted EBITDA	$170,663	$27,445
Net income (loss) (% of Revenue)	10.1%	(0.2)%
Adjusted EBITDA Margin (% of Revenue)	14.6%	4.2%

Comparison of the fiscal years ended March 31, 2019 and 2020

Revenue

Revenue increased by $510.5 million, or 77%, for our fiscal year 2020 compared to fiscal year 2019. We delivered to our customers over 10 GW during our fiscal year 2020 compared to approximately 6 GW during our fiscal year 2019, representing a 75% increase. For our fiscal year 2020, we experienced a high demand for ITC safe harbor investments, with over 4 GW delivered representing revenue of $417.7 million, compared to fiscal year 2019 when we did not have any ITC safe harbor deliveries. Our ASP increased 2% from fiscal year 2019 to fiscal year 2020.

Cost of sales and gross profit

Cost of sales increased by $354.2 million, or 59%, for fiscal year 2020 compared to fiscal year 2019. The increase in cost of sales was mainly driven by the increase in GW delivered.

Gross profit increased by $156.4 million, or 277%, for our fiscal year 2020 compared to fiscal year 2019. Volume increased from 6 GW for our fiscal year ended 2019 to over 10 GW for our fiscal year 2020, while ASP increased

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Pursuant to 17 C.F.R. Section 200.83

2%. The volume increase in addition to the increase in ASP also drove the increase in gross margin from 9% in fiscal year 2019 to 18% in fiscal year 2020.

Cost Per Watt decreased by 8% for fiscal year 2020 compared to fiscal year 2019 as a result of cost savings initiatives regarding product design, raw materials cost reduction and logistics costs optimization, as well as improved absorption of logistics, supply chain and project services costs due to higher revenue.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $8.6 million, or 18%, for fiscal year 2020 compared to fiscal year 2019 while decreasing as a percent of revenue, to 5% in fiscal year 2020, from 7% in fiscal year 2019. Sales and marketing expenses increased $4.4 million from $13.2 million in fiscal year 2019 to $17.6 million in fiscal year 2020 as a result of our international expansion to support the European and Middle East markets. General and administrative costs increased $4.7 million from $26.1 million in fiscal year 2019 to $30.8 million in fiscal year 2020 as a result of increased headcount in finance, human resources, legal and IT. Offsetting the increases noted above was a decrease in Intangible amortization of $0.5 million from $7.5 million in fiscal year 2019 to $7.0 million in fiscal year 2020. We have expanded our sales organization and expect to continue growing our sales headcount to support our planned growth. After the completion of this offering we expect to incur on an ongoing basis certain new costs related to the requirements of being a separate publicly-traded company, including insurance, accounting, tax, legal and other professional services costs, which could be material.

Research and development

Research and development expenses of approximately $9 million remained consistent year-over-year. We expect research and development expenses to increase for fiscal year 2021 to support development of our 2P tracker product (NX Gemini), our new generation tracker (NX Horizon 3.0) and continued innovation costs including software enhancements.

Income tax expense

We work to ensure that we accrue and pay the appropriate amount of income taxes according to the laws and regulations of each jurisdiction in which we operate. The majority of our revenue and profits are generated in the United States with a statutory income tax rate of approximately 21% in fiscal years 2020 and 2019. The increase in tax expense from fiscal year 2019 to fiscal year 2020 was primarily due to nominal domestic income before taxes in fiscal 2019 resulting from significantly lower revenue. We may in the future be subject to tax return audits and examinations by various taxing jurisdictions around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examinations, there could be a material adverse effect on our tax position, operating results, financial position and cash flows.

Liquidity and capital resources

We have historically financed our operations primarily with cash provided by operations and net Parent contributions. In connection with this offering, we intend to enter into certain credit facilities, including a revolving credit facility, to provide additional sources of short and long-term liquidity. Our principal uses of cash have been to fund our operations and invest in research and development. Excess cash has historically been distributed pursuant to a centralized cash management program administered by Flex.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We believe that cash provided by operations and other existing and committed sources of liquidity, including our revolving credit facility, will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, potential debt service requirements and payments under the Tax Receivable Agreement for at least the next 12 months. We are not dependent on the proceeds of this offering to meet our liquidity needs.

	Fiscal year ended March 31,
(In thousands)	2020	2019
Net cash provided by (used in) operating activities	$240,999	$(13,916)
Net cash used in investing activities	(1,655)	(4,128)
Net cash provided by (used in) financing activities	(250,765)	11,623

Fiscal year 2020

Net cash provided by operating activities was $241.0 million during fiscal year 2020. Total cash provided during the period resulted primarily from net income of approximately $118 million adjusted for non-cash charges of approximately $20 million primarily related to depreciation, amortization and stock compensation. Cash used for inventory and accounts receivable of approximately $72.6 million in fiscal year 2020 were offset by increased accounts payable of approximately $69.9 million, all primarily resulting from increased operations. Other current and non-current liabilities provided approximately $28.7 million of cash primarily from higher operational related accruals in fiscal year 2020. In addition, cash collected in advance for the ITC safe harbor investments coupled with overall expansion of our operations drove a $74.3 million increase to deferred revenue in fiscal year 2020.

Net cash used in investing activities was approximately $1.7 million and directly attributable to the purchase of property and equipment.

Net cash used in financing activities was $250.8 million resulting from net cash transfers to Flex pursuant to the centralized cash management function performed by Flex.

Fiscal year 2019

Net cash used in operating activities was $13.9 million during fiscal year 2019. Total cash used during the period resulted primarily from a net loss of approximately $(1.6) million adjusted for non-cash charges of approximately $23.4 million primarily related to depreciation, amortization and stock compensation, offset by other non-cash income related to income taxes of $8.3 million. Changes in operating assets and liabilities were attributable to a use of cash of approximately $35.7 million driven from $38.0 million of additional payments on accounts payable coupled with a $7.1 million increase in accounts receivable, offset by a $8.8 million increase in deferred revenue.

Net cash used in investing activities was approximately $4.1 million and directly attributable to the purchase of property and equipment and licenses.

Net cash provided by financing activities was $11.6 million resulting from net cash transfers from Flex pursuant to the centralized cash management function performed by Flex.

Cash management and financing

We have historically participated in a centralized cash management program administered by Flex; disbursements are independently managed by us. The cash balance reflected in the combined balance sheets as

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

of March 31, 2020 and 2019 consist of the cash managed and controlled by us that is not part of the Flex centralized cash management pool. “Due to related parties” are balances resulting from transactions between us and Flex subsidiaries that have historically been cash settled and are treated as operating activities in the statement of cash flows. Flex intercompany balances resulting from transactions between us and Flex that have not been historically cash settled are reflected within net parent investment on the combined balance sheets as these are deemed to be internal financing transactions and accordingly are treated as financing activities in the statement of cash flows.

Contractual obligations

We were part of Flex’s centralized cash management system and broader capital structure during fiscal years 2020 and 2019. During these periods, the Company did not have any outstanding bank borrowings or long-term debt. We maintain a low level of net working capital requirements and do not require a significant amount of investment to fund growth. The Company currently does not participate in off-balance sheet financial arrangements. We have purchase obligations that arise in the normal course of business primarily consisting of binding purchase orders for inventory related items. Additionally, we have leased certain facilities under operating lease commitments. Future payments due under our purchase obligations and operating leases are as follows:

(In thousands)	Total	2021	2022	2023	2024	2025
Purchase obligations	$203,997	$203,997	$—	$—	$—	$—
Operating leases	5,714	1,571	1,554	1,476	1,033	80

Total contractual obligations	$209,711	$205,568	$1,554	$1,476	$1,033	$80

Our purchase obligations can fluctuate significantly from period to period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

Off-Balance sheet arrangements

For the years ended March 31, 2020 and March 31, 2019, we did not have any off-balance sheet arrangements.

Critical accounting policies and significant management estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things: impairment of goodwill, impairment of long-lived assets, allowance for doubtful accounts, reserve for excess or obsolete inventories, valuation of deferred tax assets, warranty reserves, contingencies, operation related accruals, and fair values of stock options and restricted share unit awards granted under stock-based compensation plans. We review periodically estimates and assumptions, and the effects of our revisions are reflected in the period they occur. We believe that these estimates and assumptions provide a reasonable basis for the fair presentation of the combined financial statements.

Revenue recognition

We account for revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue From Contracts With Customers (“ASC 606”) for all periods presented.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

In applying ASC 606, we recognize revenue from the sale of solar tracker systems, parts, extended warranties on solar tracker systems components and software license along with associated maintenance and support. In determining the appropriate amount of revenue to recognize, we apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) we satisfy a performance obligation. In assessing the recognition of revenue, we evaluate whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations. Further, we assess whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time.

Performance obligations

Our contracts for specific projects with customers are predominantly accounted for as one performance obligation. Our performance creates and enhances an asset that the customer controls as we perform under the contract, which is principally as tracker system components are delivered to the designated project site resulting in the recognition of the performance obligation. We measure progress using an input method based on costs incurred to date on the project as a percentage of total expected costs to be incurred. We recognize the costs of materials and hardware components as incurred, which is typically upon delivery to the customer site or upon transfer of title while in transit. As such, we consider the cost-based input measure the best measure of progress in depicting our performance in completing a tracker system.

For contracts with multiple performance obligations, we use the best estimate of the stand-alone selling price of each distinct good or service to allocate the contract’s transaction price.

For contracts where we sell individual components as well as software license sales of our TrueCapture and NX Navigator solutions, revenue is recognized at the point in time when the obligations under the contract with the customer are satisfied.

Contract estimates

Accounting for contracts for which revenue is recognized over time requires us to estimate the expected margin that will be earned on the project. These estimates include assumptions on labor productivity and availability, the complexity of the work to be performed, and the cost and availability of materials including variable freight costs. We review and update all of a project’s contract-related estimates each reporting period and recognize changes in estimates on contracts under the cumulative catch-up method. Under this method, we recognize the impact of the adjustment on profit recorded to date in the period the adjustment is identified. We recognize revenue and profit in future periods of contract performance using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, we recognize the total loss in the period it is identified.

Contract balances

The adoption of ASC 606 resulted in the establishment of unbilled receivables and contract liabilities on our balance sheet. The timing of revenue recognition, billings and cash collections results in accounts receivable (including unbilled receivables) and deferred revenue (contract liabilities) on the combined balance sheets. The majority of our contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. When billing occurs subsequent to revenue recognition, an unbilled receivable results, as the right to consideration not yet invoiced

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

is considered unconditional. Unbilled receivables are included in accounts receivable, net of allowance for doubtful accounts on the combined balance sheets.

Product warranty

We offer an assurance type warranty for our products against defects in design, materials and workmanship for a period ranging from five to ten years, depending on the component. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on historical information on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates. These estimates are based on data from our specific projects and overall industry statistics. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

Recently adopted accounting pronouncements

See Note 2 to our financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in commodity prices, such as steel and customer concentrations. We do not hold or issue financial instruments for trading purposes and have no outstanding indebtedness for borrowed money.

Concentration of major customers

Our customer base consists primarily of solar project developers, construction firms, and long-term plant owners. We do not require collateral on our trade receivables. For the year ended March 31, 2020, our largest customer and five largest customers constituted 16.1% and 47.3% of total revenue, respectively, and two of our customers exceeded 10% of our total revenue. For the year ended March 31, 2019, our largest customer and five largest customers constituted 16.1% and 49.6% of total revenue, respectively, and two of our customers exceeded 10% of our total revenue. The loss of any one of our top five customers could have a materially adverse effect on the revenue and profits of the Company. Further, our trade accounts receivables are from companies within the solar industry and, as such, the Company is exposed to normal industry credit risks. As of March 31, 2020, our largest customer and five largest customers constituted 23.3% and 51.6% of accounts receivable, net of allowance for doubtful accounts, respectively. As of March 31, 2019 our largest customer and five largest customers constituted 20.6% and 59.7% of accounts receivable, net of allowance for doubtful accounts, respectively. We continually evaluate our reserves for potential credit losses and establishes reserves for such losses.

Commodity price risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, such as steel, that are used in our products. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk.

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Pursuant to 17 C.F.R. Section 200.83

Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition and results of operations.

Foreign currency exchange risk

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. We intend to manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management.

Based on our overall currency rate exposures as of March 31, 2020, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets, liabilities and cash flows, and other factors, a 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected, in the aggregate, to have a material effect on our financial position, results of operations and cash flows in the near-term.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Business

Our mission

Our mission is to be the world’s leading energy solutions company by enabling the most intelligent, reliable and productive solar power.

Overview

We are the leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects around the world. Our products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. We have led the solar industry based on gigawatts (“GW”) shipped globally in the last five consecutive years from 2015 to 2019 and in the United States in the last four consecutive years from 2016 to 2019.16

Over the past several years, the cost of solar energy has declined significantly, and today utility-scale solar is one of the lowest cost sources of wholesale energy production, driving demand for solar energy globally. In addition, demand for renewable energy continues to increase as countries, industries and firms move to reduce their carbon footprint and announce more aggressive decarbonization targets. Electrification, including the proliferation of electric vehicles and the replacement of natural gas with electricity in buildings and residences, is expected to drive increased demand for energy production, including solar energy. We believe that both the attractive cost of solar generation and increasing demand for renewable energy will drive continued growth in the utility-scale solar market, which represented approximately 55% of the overall global solar market in 2020.17

The solar tracker market plays a key part in driving the global energy transition by increasing energy production and improving the levelized cost of energy (“LCOE”). The majority of utility-scale projects installed today in mature markets such as the United States, Latin America and Australia use solar trackers and adoption of solar tracker technology is growing in developing solar markets such as the Middle East, Africa and Southeast Asia. According to Wood Mackenzie, the global solar tracking market is estimated to be a $16 billion cumulative opportunity from 2021 to 2025, representing 182 GW of solar capacity installed over that time period.18

By optimizing and increasing energy production and reducing costs, our tracker products and software solutions offer significant return on investment (“ROI”) for utility-scale solar projects. Single axis solar trackers generate up to 25% more energy than projects that use fixed-tilt systems that do not track the sun. We have developed an intelligent independent row tracking system with proprietary technology that we believe produces more energy, lowers operating costs, and is easier to deploy compared to other tracker products. Our tightly-integrated software solutions use advanced algorithms and artificial intelligence technologies to optimize the performance and capabilities of our tracker products.

We have shipped over 38 GW of our solar tracker systems as of December 31, 2020 to over 600 projects across six continents for use in utility-scale and distributed generation solar applications worth more than $35 billion (based on recent global utility-scale system pricing).19 Our customers include solar project developers, construction firms, and long-term plant owners. We are a qualified, preferred provider to some of the largest solar engineering, procurement and construction firms (“EPCs”) in the world.

[16]	Wood Mackenzie, September 2020; Wood Mackenzie, October 2016.
[17]	Wood Mackenzie, January 2021.
[18]	Wood Mackenzie, September 2020.
[19]	Ibid. The $35 billion value represents the estimated aggregate capital expenditures made on solar applications in order to build the projects; solar trackers generally represent approximately 12% of those capital expenditures. Such value is not necessarily indicative of the current market value of the projects as financial assets, which would depend on each project’s future projected cash flows.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex Ltd. in 2015. Flex provides design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across five continents. Flex’s expertise in global supply chains and procurement and its strong financial backing has helped us accelerate our penetration of our end markets and run an optimized supply chain, and we intend to continue leveraging these learnings from Flex as we become a standalone company.

Our growth and success are evidenced by our operating and financial results in fiscal years 2020 and 2019:

•	We generated revenue of $1,171.3 million and $660.7 million in fiscal year 2020 and 2019, respectively.

•

We generated gross profit of $212.9 million and $56.5 million in fiscal year 2020 and 2019, respectively. Non-GAAP gross profit was $222.5 million and $68.5 million for fiscal year 2020 and 2019, respectively.

•

We generated operating income of $148.9 million and $1.2 million in fiscal year 2020 and 2019, respectively. Non-GAAP operating income was $168.0 million and $24.5 million for fiscal year 2020 and 2019, respectively.

•	We generated net income (loss) of $118.3 million and $(1.6) million in fiscal year 2020 and 2019, respectively.

•	Non-GAAP net income was $134.3 million and $18.8 million for fiscal year 2020 and 2019, respectively.

•	Adjusted EBITDA was $170.7 million and $27.4 million for fiscal year 2020 and 2019, respectively.

•	Net income (loss) as a percentage of revenue was 10.1% and (0.2)% for fiscal year 2020 and 2019, respectively.

•	Our Adjusted EBITDA Margin as a percentage of our revenue was 14.6% and 4.2% for fiscal year 2020 and 2019, respectively.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See the section entitled “—Summary historical and pro forma combined financial and other data” for definitions of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin and reconciliations to the most directly comparable GAAP measures.

Industry trends

Growing demand for solar energy production is driven by the increasing cost competitiveness of solar energy and global trends including decarbonization and electrification.

Globally, many countries, industries, and firms have been aggressively pursuing decarbonization standards that pledge to increase the percentage of electricity production from renewable energy sources while decreasing use of fossil fuel and nuclear generation. This pursuit, coupled with increasing demands for electrification to help achieve greenhouse gas emissions reductions, has created a significant demand for clean energy production. Electrification refers to electricity replacing other sources for energy consumption, such as the transition to electric vehicles and electric heating.

Solar is the fastest growing segment of the renewable energy sector and has become one of the most cost-effective forms of wholesale energy generation. According to Lazard, over the past decade the cost of solar generation has fallen by 90%.20 Utility-scale solar currently has one of the lowest levelized cost of energy, or LCOE, on an unsubsidized basis. LCOE is a measure of the average net present cost of electricity generation for a power plant over its lifetime. The LCOE is calculated as the discounted costs over the lifetime of an electricity generating plant divided by a discounted sum of the actual energy amounts delivered. Solar’s LCOE cost improvement has resulted from technology advances and increased economies of scale. Today, solar is competitive with both natural gas and wind and costs significantly less than conventional generation technologies such as coal and nuclear.

[20]	Lazard, 2020.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Levelized cost of energy comparison–unsubsidized analysis

Utilities are expanding solar generation both to replace pre-existing capacity from conventional plants as they are retired and to build new capacity as overall electricity demand grows. Globally, total coal capacity fell for the first time ever in the first half of 2020 as more coal generation plants were retired than constructed.29 Countries outside of China are forecasted to retire approximately 99 GW of coal capacity through 2024. According to the EIA, 197 coal, petroleum, natural gas and nuclear power plants are expected to be retired over the next ten years in the United States. 30 The growing use of battery energy storage has further increased demand for solar energy by providing utilities with greater flexibility to store solar-generated power and dispatch it as needed.31 The International Energy Agency expects solar to account for more than 50% of renewable electricity net capacity additions worldwide over the next five years.32

[21]	Unless otherwise indicated herein, the low case represents a single-axis tracking system and the high case represents a fixed tilt system.
[22]	Represents the estimated implied midpoint of the LCOE of offshore wind, assuming a capital cost range of approximately $2,600 - $3,675/kW.
[23]	The fuel cost assumption for Lazard’s global, unsubsidized analysis for gas-fired generation resources is $3.45/MMBTU.
[24]

Unless otherwise indicated, the analysis herein does not reflect decommissioning costs, ongoing maintenance-related capital expenditures or the potential economic impacts of federal loan guarantees or other subsidies.

[25]

Represents the midpoint of the marginal cost of operating fully depreciated gas combined cycle, coal and nuclear facilities, inclusive of decommissioning costs for nuclear facilities. Analysis assumes that the salvage value for a decommissioned gas combined cycle or coal asset is equivalent to its decommissioning and site restoration costs. Inputs are derived from a benchmark of operating gas combined cycle, coal and nuclear assets across the U.S. Capacity factors, fuel, variable and fixed operating expenses are based on upper- and lower-quartile estimates derived from Lazard’s research.

[26]	High end incorporates 90% carbon capture and storage. Does not include cost of transportation and storage.
[27]

Represents the LCOE of the observed high case gas combined cycle inputs using a 20% blend of “Blue” hydrogen (i.e., hydrogen produced from a steam-methane reformer, using natural gas as a feedstock, and sequestering the resulting CO2 in a nearby saline aquifer). No plant modifications are assumed beyond a 2% adjustment to the plant’s heat rate. The corresponding fuel cost is $5.20/MMBTU.

[28]

Represents the LCOE of the observed high case gas combined cycle inputs using a 20% blend of “Green” hydrogen (i.e., hydrogen produced from an electrolyzer powered by a mix of wind and solar generation and stored in a nearby salt cavern). No plant modifications are assumed beyond a 2% adjustment to the plant’s heat rate. The corresponding fuel cost is $10.05/MMBTU.

[29]	Electric Power Monthly, 2020.
[30]	U.S. Energy Information Administration, February 2021.
[31]	International Renewable Energy Agency, 2020.
[32]	International Energy Agency, 2020.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Solar leads renewable energy net capacity additions (global)

IEA Renewable electricity net capacity additions by technology, main and accelerated cases, 2013–2022

In the United States, capacity is projected to grow with nearly 125 GW of new solar installations across all market segments from 2021 to 2025, a 79% increase over the prior five year period.30 International markets are expected to grow significantly in both more developed solar markets such as Latin America, Australia and Europe, as well as in emerging markets such as the Middle East, Africa and Southeast Asia. All such markets are experiencing growth as cost declines have made solar more attractive. The utility-scale market segment represents approximately 55% of the overall global solar market.31

Utility-scale solar plants generally rely on solar tracking technologies to increase electricity generation and improve economics for plant owners by enabling solar panels to rotate and follow the sun’s movement across the sky. Single axis solar trackers can increase energy yield of solar projects and generate up to 25% more energy than projects that use fixed-tilt, or stationary, panel mounting systems that do not track the sun.32 The additional cumulative revenue from energy production that trackers provide typically exceeds the incremental cost of using a tracking system, improving the LCOE and providing significant ROI for solar projects. Given these advantages, in mature solar markets such as the United States, Latin America and Australia, the majority of utility-scale solar generation projects use solar trackers while emerging market penetration reached an average of 25% as of the end of 2019.33 We expect global adoption of solar trackers to continue to increase worldwide.

In utility-scale solar systems, panels are mounted to structures that are anchored into the ground. The purpose of these structures is to brace and orient the panels at the proper geometry to optimize sunlight on their surface. These structures must also be designed to withstand various site-specific conditions including weather and seismic forces. There are two types of structures used for utility-scale solar systems, fixed-tilt or tracking. Fixed-tilt structures hold panels in a stationary position and tracking structures rotate the panels to track the sun as it moves throughout the day.

There are several types of tracking solutions with differing geometry and operational characteristics. The majority of the market uses single-axis horizontal trackers such as our solar tracker products. Single-axis horizontal trackers offer the best optimization of performance, cost and reliability for utility-scale solar plants.

[30]	Wood Mackenzie, February 2021.
[31]	Wood Mackenzie, January 2021.
[32]	Joule, 2020.
[33]	Joule, 2020; Wood Mackenzie, September 2020.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Other tracking designs, such as dual-axis trackers, are typically more expensive and primarily used for niche applications.

While solar trackers have existed for over 30 years, there are many limitations to competing tracker solutions that reduce ROI for utility-scale solar plants.

•

Legacy architectures. Certain tracker technologies in the market today rely on a legacy, linked-row architecture. These systems use mechanical linkages and a single large motor to simultaneously move multiple interconnected, or “linked,” rows of trackers, introducing significant single points of failure. Linked-row architectures were designed over 30 years ago around the high cost of electric motors and control systems at the time. These designs do not leverage the substantial cost reductions in motors and control systems today, and have limitations in optimizing performance, reliability and operations.

•

Lack of software and sensor capabilities. Legacy architectures were not designed to tightly couple the solar tracker with advanced software and sensors to further increase energy production levels, optimize performance for variable site and severe weather conditions, and efficiently manage a power plant’s operating costs.

•

Difficult to deploy. Other solar tracker architectures may incur substantial installation costs and significant time to deploy and operationalize due to factors such as greater structural complexity. Since many project sites have varying topographies, legacy architectures can create additional deployment complexities, such as significant site grading costs and longer installation and commissioning processes.

•

Difficult to operate. Legacy linked-row architectures create challenges with management of the solar array. Physically-linking tracker rows together significantly inhibits or eliminates the ability to control each row independently to increase overall power production. In addition to introducing significant single points of failure, linkages also create a physical barrier that limits vehicle access for maintenance activities, such as panel cleaning and vegetation management, thus increasing operating costs and reducing power production.

•

Lack of future upgradability. Most trackers are designed with a fixed set of features and capabilities at the time of their installation. As a result, future software and mechanical upgrades are unavailable or cost prohibitive, in large part due to limited control systems and connectivity capabilities in existing solutions.

Our solution

We provide intelligent, integrated solar tracker and software solutions that use an innovative design approach to enable new capabilities and to expand the viability of trackers across a broader range of topographical and climate conditions.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Tracking solutions portfolio

NX Horizon is our flagship solar tracking solution. NX Horizon’s one-in-portrait (“1P”) smart solar tracker system delivers what we believe to be an attractive LCOE and has been deployed more than any other tracker as of December 31, 2019. NX Horizon’s 1P system mounts a single line of panels along a tracker row. NX Horizon’s reliable self-powered motor and control system, balanced mechanical design and independent row architecture provide project design flexibility while lowering operations and maintenance costs. With its self-aligning module rails and vibration-proof fasteners, NX Horizon can be easily and rapidly installed. The self-powered, decentralized architecture allows each row to be commissioned in advance of site power and is designed to withstand high winds and other adverse weather conditions.

NX Horizon combines several key features that improve performance, reliability and operability compared to competing designs.

•

Independent rows.    Over the last decade, the substantial decrease in the cost of electric motors and control systems helped accelerate the adoption of independent row tracking systems over linked-row architectures. In addition to the ability to rotate each row individually, independent rows provide many benefits such as increased redundancy and therefore lower risk of single points of component failure, site layout flexibility including reduced grading requirements, ease of installation, and ease of maintenance and operations, including unrestricted vehicle access.

•

Mechanically-balancing rows.    Our patented mechanically-balancing rows have several benefits, including greater range of motion, less energy required to rotate the panels than competing products and reduced component wear and tear. Mechanical balancing also enables greater elevation of solar panels above a central support beam (torque tube), significantly improving energy production in bifacial applications by allowing more reflected light to reach the back side of the panel. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects.

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Self-powered.    Our tracker design includes the placement of a small solar panel on each row that powers the trackers, eliminating the need for more expensive AC power. Self-powered trackers can also accelerate plant commissioning by weeks or months by eliminating the need to wait for onsite power installation. In addition, our self-powered controller also enables advanced software capabilities by collecting and distributing real-time sensor data.

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Embedded sensors and connectivity.    Our embedded sensors and wireless mesh network with real-time connectivity enable visibility and system monitoring of critical components, and remote maintenance, upgrades, and future software enhancements if separately purchased by the customer.

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Reliable fasteners.    Our patented engineered fasteners replace standard nuts and bolts, structurally integrating materials and forming lifetime connections with steel components. Our fasteners increase long-term reliability and eliminate the need for periodic inspection and maintenance required by systems held together with nuts and bolts. Our fasteners also provide code-compliant, integrated, self-grounding functionality, which eliminates the need for additional components or wiring for grounding requirements.

•

Sealed, elevated drive system.    All our trackers have sealed gears, motors and controllers, which are typically elevated three or more feet above the ground, protecting the system against dust, flooding and ground accumulations of snow and ice.

NX Gemini is our two-in-portrait (“2P”) format tracker which holds two rows of solar panels along the central support beam. Ideally suited for sites with challenging soils, high winds, and irregular boundaries, NX Gemini

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features a distributed drive system for robust stability in extreme weather, eliminating the need for dampers and minimizing energy required to stow panels in a safe position during inclement weather.

By offering customers the choice between our 1P and 2P products, we maintain an impartial perspective and accommodate a diverse range of site conditions.

Software solutions portfolio

We offer a number of software solutions to optimize the performance and capabilities of our tracking solutions. Our software is integrated with our NX Horizon and NX Gemini tracker products, leveraging the embedded sensors, communication and control capabilities in these solutions. When we develop new software features, we can provide these capabilities to both our customers’ existing installed fleet as well as new projects. Through software innovation, we have been able to improve energy yields and operability over time, providing differentiated benefits to our customers.

TrueCapture is our flagship software offering, which as of March 31, 2021 has been installed on 65 projects and is under contract for approximately 60 additional projects. TrueCapture is an intelligent, self-adjusting tracker control system that uses machine learning to increase typical solar power plant energy yield between 1-3% for the majority of projects, with some gains outside of this range, including up to an estimated 6% on certain projects due to site topography, construction variances, project design and weather conditions. While other tracking systems angle all rows in an identical direction facing the sun, TrueCapture boosts solar power plant production by continuously optimizing the position of each individual tracker row in response to site features such as varying topography and changing weather conditions.

TrueCapture utilizes a suite of advanced software techniques to predict and optimize the energy yield of our systems on an ongoing basis throughout the life of the system. Sophisticated digital twin modeling techniques generate a digital model of the site and array and tracker geometry. This is combined with weather forecast data and processed through a high-fidelity simulation engine to predict how much additional energy can be captured via TrueCapture row-to-row shade avoidance and diffuse light tracking.

Row-to-row shade avoidance

TrueCapture automatically adjusts tracker positions on a row-by-row basis to reduce shading from adjacent tracker rows caused by uneven terrain and construction variances. Such adjacent-row shading frequently occurs in the early morning or late afternoon when the sun is low in the horizon. Incremental late afternoon energy production is particularly valuable in that it helps tracking systems better match utility-load profiles as electricity demand typically rises during these hours. Optimized row-to-row shade avoidance is only possible with independent row architectures with dedicated control electronics on each row. TrueCapture row-to-row shade avoidance operation integrates data from on-site sensors and other data sources into our machine learning algorithms then leverages the independent row tracker and controls architecture to create customized tracking algorithms for each row to optimize energy yield. This method calculates shading on each row of the array for every hour of the year, contrasting with other approaches that ‘de-tune’ the entire array based on a one-time shading measurement, resulting in only partial energy recovery.

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Diffuse light tracking

In “diffuse,” or indirect lighting (such as in cloudy, overcast or hazy conditions), energy production is optimized by enabling solar panels to capture a wider “view-angle” of the sky rather than pointing directly at the sun. Standard tracking algorithms fail to adjust for this, resulting in lost energy. TrueCapture automatically moves specific rows into a flat, horizontal position if doing so optimizes energy production in diffuse light conditions. TrueCapture diffuse light tracking technology increases energy yield in overcast, cloudy or hazy conditions. On-site irradiance sensor data is integrated with other weather data and processed via our machine learning algorithms to determine and dispatch optimal tracking angles to each tracker row on a continual basis. TrueCapture’s row-to-row shade avoidance and diffuse light tracking modes operate concurrently to produce complementary yield gains.

NX NavigatorTM, which is typically bundled with TrueCapture, enables solar power plant owners and operators to monitor, control and protect their solar tracking systems. An intuitive dashboard helps plant managers to precisely visualize real-time operational data at the site, subfield and individual tracker level. This graphical user interface allows operators to track key parameters, instantly locate specific tracker equipment on a digital sitemap, and identify and schedule maintenance repairs. In addition, NX Navigator’s risk mitigation features include Hurricane/Typhoon Stow and Hail Stow modes, both of which quickly command solar panels to rotate to safe positions in response to inclement weather that might otherwise cause significant damage to solar panels. Hail Stow increases the survivability of solar panels to over 99% in lab testing. Snow Shed is an additional

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control feature that enables solar panels to generate more energy during snowstorms by periodically rotating panels to shed excess snow buildup and quickly resume normal tracking.

Benefits of our solution

We approach tracking with a holistic and forward-thinking view toward increasing solar power plant energy production levels and decreasing operating and maintenance costs. Our trackers provide high levels of performance and operability and improve over time through software enhancements to our separately sold software solutions. We see trackers as not only a physical mounting and rotating platform for solar panels, but also as a nexus of intelligent control and optimization for the entire solar plant. Our innovative approach provides the following significant competitive advantages.

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Next-generation architecture.    Our self-balancing, independent row architecture provides many performance and cost advantages, including improved reliability, easier access for maintenance vehicles, a wide rotational range and the ability to optimize the tracker angle on a row-by-row basis for increased energy production. Unlike some linked-row designs, our key drive components are located well above ground to reduce risk from flooding and ground accumulations of snow and ice.

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•

Advanced software and sensor capabilities.    We optimize performance and operability through hardware and software integration, validated by rigorous testing and field-based measurement and verification. Our software solutions interface with our network of data-mining sensors dispersed throughout the solar plant and enable operators to optimize performance for various shading and lighting conditions and efficiently manage the solar plant at scale.

•

Ease of deployment.    Our solutions are designed to reduce installation costs, including grading and anchoring costs, and time to deploy and operationalize. Our trackers are self-powered, reducing ongoing system reliance on more costly AC power and allowing newly-constructed plants to begin generating solar power weeks or months sooner than tracking solutions that require external power to operate.

•

Ease of operation.    Our architecture, sensors and software are designed to reduce operating costs, optimize uptime and mitigate risks such as potential damage from severe weather. Independent-row architecture reduces the cost of cleaning, vegetation management and inspection operations by providing significantly easier vehicle movement along rows. Embedded sensors provide terabytes of data that deliver insights to drive operational benefits for our customers. Our predictive analytics can forecast equipment failures weeks or months before they occur, enabling operators to proactively replace components during regularly scheduled maintenance visits, reducing downtime and the need for emergency repairs.

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Future upgradability.    We take an innovative approach to ‘future proofing’ the optimization of our trackers over time, enabling the release of improved features and capabilities to both legacy and new solar projects via future software enhancements to our separately sold software solutions.

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Severe weather protection.    Our systems combine multiple approaches to reduce risk of damage while maintaining as much energy production as feasible in severe weather conditions. Our trackers use wind stowing methods and dampening based on research on dynamic wind force mitigation, increasing protection against high winds while seeking to minimize energy production impacts. Our software also provides stowing modes to reduce risk of damage from hail.

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Superior production for bifacial solar panels.    Our tracker platforms are designed to optimize production from bifacial solar panels. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects. Our architecture is designed to mitigate obstructions that can block reflected light from reaching the back side of the panels.

Our key strengths

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Global leader in the solar tracking industry.    We are the global leader in the solar tracking industry based on GW shipped, and have been for the last five consecutive years from 2015 to 2019. As of December 31, 2020, we have cumulatively shipped over 38 GW of solar tracker systems since our inception in 2013, the most in our industry’s 30 year history. We have over 175 customers across the globe, including 9 of the top 10 solar engineering, procurement and construction firms (“EPCs”) in the U.S.

•

Culture and track record of innovation.    We have an exceptional culture focused on driving thought leadership and innovation within our industry over many years. We pioneered what we believe to be today’s leading generation of tracker solutions, including many “industry first” innovations, such as self-powering and self-grounding capabilities. Our innovation capabilities have driven improvements in our products over time, as seen through the leading energy capture performance of our trackers. Our software offerings continue to optimize our trackers, driving energy yield, cost reductions and increased resilience in variable environments where our customers operate.

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•

Proven solutions with a long track record of performance and reliability.    We have an established track record of delivering what we believe to be the highest performing trackers for solar energy projects in markets around the world, which is especially critical for a product with an expected 35+ year lifetime. We consistently receive positive customer feedback regarding the quality and reliability of our products, including proven enhancements in energy yield and operating costs.

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Strategic, value-driven relationships throughout the customer value chain.    We have developed long-term, entrenched strategic relationships throughout the value chain with leading developers, EPCs, owners, and operators of solar projects. These relationships differentiate our go-to-market engine, enabling us to serve as strategic advisors to each of these stakeholders in a solar project. These relationships also provide valuable customer feedback that helps guide our ongoing innovation.

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Differentiated, robust intellectual property portfolio.    We have a large portfolio of intellectual property protecting both our hardware and software products. We have 45 issued U.S. patents, 61 granted non-U.S. patents and 151 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending Patent Cooperation Treaty applications across our product portfolio, including 32 issued U.S. patents and 25 U.S. and PCT patent applications pending on our core tracking mechanical structures such as our balanced system and tracker frames, and 11 issued U.S. patents and 25 U.S. and PCT patent applications pending on our yield-improving technologies, including adaptive control methods utilized through TrueCapture.

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Visionary, founder-led management team.    Our founders and management team pioneered tracking technology widely in solar plants and are the driving force behind our vision, mission and innovation. Key members of our management team have an average of 20 years of experience in the solar industry. Our highly-talented leadership team enables us to develop innovative products, build long-term partnerships across the solar value chain and foster our mission-driven culture.

Our growth strategies

We intend to drive the growth of our business primarily through the following strategies:

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Maintain clear leadership position in sophisticated and growing U.S. market.    We are the U.S. leader in the solar tracking industry based on GW shipped. The U.S. utility-scale solar market is projected to grow at a 10% compound annual growth rate over the next 10 years.[34]

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Expand in rapidly growing and maturing international markets.    We have a strong presence in the Australia, Latin America and the Middle East and North Africa (“MENA”) markets, which have demonstrated strong growth over the past five years.[35] We believe there is a significant opportunity both to grow with existing customers and acquire new customers as these markets mature and increasingly prioritize technological capabilities and energy yield. Several emerging markets, such as MENA and Southeast Asia, are early in the adoption curve of solar tracking solutions. We expect these markets to increasingly shift to solar tracking and away from fixed-tilt systems over time, providing additional tailwinds for the solar tracking industry.

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Leverage our cutting-edge technological expertise to expand the existing addressable market.    With solar projects increasingly built in geographies with challenging weather or topography, the need for technology innovation is critical to further growth. NX Gemini illustrates our efforts to enable our customers to achieve competitive economics in these site conditions, thereby expanding our total addressable market (“TAM”).

[34]	Wood Mackenzie, January 2021.
[35]	Wood Mackenzie, January 2021.

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•

Expand our product offerings and capitalize on our large installed base.    Our flagship software offering, TrueCapture, increases typical solar power plant energy yield between 1-3% for the majority of projects, with some gains outside of this range, including up to an estimated 6% on certain projects due to site topography, construction variances, project design, and weather conditions. In addition to making us more competitive with new customers and projects, we can cross-sell this and other software offerings to our pre-existing customer base which built solar plants prior to our software coming to market. We have shipped over 38 GW of tracker systems as of December 31, 2020, of which approximately 11% utilize TrueCapture technology. Legacy systems which have not incorporated TrueCapture represents another embedded growth opportunity.

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Pursue selective and accretive acquisitions to complement our existing platform.    We will continue to evaluate opportunities to make acquisitions that expand our portfolio and provide more value for customers. Our management team has experience successfully integrating acquisitions, including the machine learning software company BrightBox Technologies and the intellectual property assets of Optimum Tracker.

Our market opportunity

Trackers are the fastest-growing utility-scale mounting system across the world, with the percentage of solar installations (in GW) utilizing trackers growing from 14% in 2015 to a projected 36% in 2020 globally (and was projected to be 80% or higher in 2020 in mature markets such as the United States and Australia), according to Wood Mackenzie.36 In addition, the most recent tracker-specific forecasts from Wood Mackenzie estimate a $3.2 billion market for trackers in 2021, the second consecutive year in which the annual market value of trackers would exceed that of fixed-tilt systems for the ground-mounted market.37 We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more ROI than projects that do not. According to Wood Mackenzie, the global tracker PV market is expected to be a $16 billion opportunity from 2021 – 2025, representing 182 GW of solar installed over that time period.38

Customers

Our large and diversified customer base consists of over 175 customers across more than 30 countries. Customers and owners of our products include many of the largest and most successful companies in the industry. Our EPC customers often build multiple projects at a time for their customers and purchasing decisions are typically made on a per-project basis. A small number of customers deploy our products for ground-mounted distributed generation projects such as powering the customers’ buildings or facilities. For the fiscal year 2020, we derived 80% of our revenue from projects in the U.S. and 20% from projects in international markets.

Sales and marketing

Our sales and marketing strategy is focused on building long-term relationships with key parties involved in developing, building, owning and maintaining utility-scale solar projects. We educate those parties on the benefits of our solutions, including increased energy yield performance, superior constructability, reliability, ease of maintenance, and advanced software and sensor capabilities compared to competing products. We leverage a variety of techniques to build awareness of and communicate our value propositions, including comprehensive digital marketing campaigns, independent studies, white papers, training programs, thought leadership seminars, and participation in industry conferences and events. We sell systems both on an individual project basis and through long-term master supply agreements.

[36]	Wood Mackenzie, September 2020.
[37]	Ibid.
[38]	Ibid.

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Our collaborative, full-project-lifecycle approach to selling involves working closely with developers, independent engineers, EPCs and their subcontractors, asset owners, and operations and maintenance providers. We work collaboratively with customers and stakeholders as a strategic partner through all stages of the project lifecycle to ensure success, including collaborating on site design/layout, wind studies, geotechnical analysis and value engineering. Once the sale is completed, our project management teams continue engaging with the customer through installation and commissioning phases to ensure smooth delivery and project execution. Our asset management team then provides ongoing technical and general customer support for the life of the project, offering system monitoring, training programs, spare parts management and other maintenance services. This approach creates a broad array of touchpoints with the customer organization, strengthening loyalty in the relationship that drives repeat business and entry into new markets with the customer. For the year ended March 31, 2020, 92% of our revenue was generated from existing customers.

We have regional sales leaders based in each market that are supported by local project engineering teams and other specialists to help customers evaluate our solutions and optimize system designs in the context of local market characteristics. Due to the critical role of trackers in utility-scale power plants, tracker procurement is based on a complex set of buying criteria with input often coming from multiple stakeholders. As a result, we frequently engage with multiple parties in the sales process including the direct purchaser, such as a developer or EPC, and other stakeholders, such as the long-term plant owner. We believe our comprehensive go-to-market approach throughout the project lifecycle creates stickiness and loyalty in all stakeholder relationships, which can be carried forward as customers expand into new markets.

Our globally diversified operational footprint places sales, engineering and key product and project support functions in close proximity to major tracker markets around the world. This enables us to ensure customer success throughout the project lifecycle, from sales and project design engineering leveraging local expertise to optimize system designs for regional requirements, through deployment and commercial operation. We are well-positioned to provide timely commercial and technical support with personnel in the local time zone and within short travel distances to customer and project sites.

We maintain dedicated sales staff in the United States in California and Tennessee, providing coverage across an expansive geographic market. Our international sales representatives are located in Spain (Madrid and Seville), Australia (Manly), Mexico (Jalisco), India (Hyderabad), Dubai, Brazil (São Paulo) and Singapore. Sales employees in Madrid, Manly, Jalisco and Hyderabad are supplemented by project engineering and project management staff with significant local expertise. These regional teams leverage deep understanding of local jurisdictions, regulations, language and culture, and location-specific installation considerations of each project to foster customer success. Several international offices complement our U.S. headquarters with supply chain, operations and R&D support. Our Hyderabad, India office has more than 100 employees across sales, engineering, project management, and corporate support functions. This office serves not only as a regional hub to support deployments in South Asia and the emerging Middle East and Africa markets, but also as an independent R&D center that conducts parallel technology development alongside our U.S. headquarters, accelerating time to market for new features and products.

Research and development

We commit significant resources to our research and development efforts in order to maintain and extend our differentiated technology and innovation leadership and to enhance value for our customers. We believe that since our inception, we have developed and commercialized the most advanced solar tracking hardware and associated software systems adopted by the global utility-scale solar industry. Our engineering team embraces customer feedback as part of its design processes, with numerous product enhancements resulting from direct customer engagement and collaboration.

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We operate state of the art product testing facilities to conduct functional and reliability testing for both individual components and complete system architectures. Approximately 7,800 square feet of laboratory space is dedicated to rapid prototyping and mechanical, electrical, and environmental analysis of our products. Our “Center of Solar Excellence” is located adjacent to our Fremont, California headquarters. This 2.5-acre outdoor facility serves as a collaborative technology showcase and research facility, enabling our engineering teams and technology partners to develop, test and commercialize proprietary technologies in a real-world power plant setting. This facility is co-located with our core engineering personnel and allows us to accelerate time-to-market for new products.

We also sponsor an internal program, NX Accelerator, to incubate new product concepts with a dedicated team focused on next generation technologies. This team explores a variety of ideas for potential adoption by our core business. NX Accelerator has considered concepts such as plant-level software and control solutions, modular power plant and microgrid platforms, and intelligent integration of power plant components and systems.

We believe we lead the industry in R&D related to severe weather protection and have pioneered work in dynamic wind force analysis in collaboration with leading engineering firms. Our groundbreaking wind-tunnel studies led to the characterization of phenomena such as vortex shedding and influenced tracker wind-protection strategies throughout the industry. Similarly, to understand hail damage risk, we work with third party labs to develop optimized protection strategies which we ultimately implemented in our NX Navigator tool. We have a team with significant experience in the solar tracking industry from a number of engineering fields, including electrical, civil and mechanical. As of March 31, 2021, we employed             engineers and our software development team consists of             employees.

Our research and development efforts extend beyond the tracker and include initiatives related to the integration of other power plant components to reduce costs and improve performance, availability and dispatchability. The team has successfully extended our core technologies to offer superior integration with energy storage systems as they become prevalent.

Intellectual property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. As of March 31, 2021, we had 45 issued U.S. patents, 61 granted non-U.S. patents and 151 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending Patent Cooperation Treaty applications across our product portfolio. Our U.S. issued patents are scheduled to expire between 2032 and 2039. Our patents cover the broad range of our solutions including mounting, assemblies, software, methods and solar tracker-related technologies.

In addition to patent protections, we rely on trade secret laws in the U.S. and similar laws in other countries to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce.

We also use confidentiality agreements and other contractual arrangements to protect our intellectual property. Our policy is for our employees to enter into confidentiality and proprietary information agreements to address intellectual property protection issues and to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans. We may not have entered into such agreements with all applicable personnel, customers and partners, and, in the case of proprietary information agreements, such agreements may require

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additional documentation to effectuate an assign of any proprietary information. Moreover, such individuals or entities could breach the terms of such agreements.

Government incentives

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates and other financial incentives. The range and duration of these incentives varies widely by geographic market. The market for grid-connected applications, where solar power is sold into organized electric markets or under power purchase agreements, often depends in large part on the availability and size of these government subsidies and economic incentives.

United States federal incentives

The most significant incentive program to our business is the ITC for solar energy projects. The ITC allows a taxpayer to offset its federal income tax liability by a percentage of its eligible cost basis in a solar energy system put to commercial use. The value of the tax credit varies depending on the year in which construction is deemed to begin under rules set forth in various guidance issued by the Internal Revenue Service. Under the current legislative framework (including a recent extension of the ITC as part of the Consolidated Appropriations Act, 2021 enacted at the end of 2020), solar projects that begin construction by the end of 2022 qualify for a tax credit equal to 26% of the project’s eligible cost basis. The credit reduces to 22% for projects starting construction in 2023. The credit further reduces to a permanent 10% level for projects that begin construction in 2024 or later. Solar projects that begin construction before 2024, but are not placed in service until 2026 or later, are also limited to the 10% credit.

The federal government also permits accelerated depreciation by the owner, and in some cases 100% “bonus” depreciation, for certain equipment it purchases, including solar energy systems.

State and local incentives

Many U.S. states have adopted procurement requirements for renewable energy production and/or a renewable portfolio standard that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including utility-scale solar power generation facilities, by a specified date.

Some states also offer incentives for distributed generation solar projects, such as a corporate investment or production tax credit for renewable energy facilities. Additionally, many states and local jurisdictions have established property tax incentives for renewable energy facilities that include exemptions, exclusions, abatements and credits.

International incentives

The international markets in which we operate or may operate in the future may have in place policies to promote renewable energy, including solar. These mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives in international jurisdictions.

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Manufacturing

We utilize a ‘capex-light’ manufacturing model, whereby most components, including all steel and structural parts are produced by outside qualified vendors through contract manufacturing arrangements. As of March 31, 2021, total global manufacturing capacity was approximately 600 MW per week, supporting up to approximately 30 GW of annual shipments. By outsourcing most of our product manufacturing, we achieved this global capacity with close to no capital investment. Our parent company Flex manufactures our self-powered controller and network control unit components. We benefit from Flex’s considerable expertise and quality systems in high-volume microelectronics manufacturing, avoiding dependence on third party suppliers of these intellectual property-sensitive and reliability-critical components.

As of March 31, 2021, we had more than 60 qualified suppliers located in 18 countries across four continents. This supply chain diversity reflects unique strategies for each of our key global customer markets, optimizing landed costs and lowering risk.

For the U.S. market, in 2019 following the introduction of tariffs by the U.S. government on imports of Chinese steel and certain solar equipment, we shifted our supply chain to U.S. and other non-China vendors where possible, supplementing capacity with neighboring countries and countries with favorable commercial relationships with the U.S. In some other countries, we developed locally sourced components in order to meet regulatory or customer requirements. We believe that, as a result of our investment in developing local content solutions, we are well positioned to respond rapidly and efficiently to changing tariffs and other global trade policies. Diversifying our manufacturing suppliers has also mitigated factory-level and country-level sourcing risks due to supply chain disruptions beyond our control, such as COVID-19 related shutdowns.

Monitoring and control of our global supply chain is accomplished through our internal enterprise resource planning (“ERP”) system. Additionally, we have invested in solutions to further enhance real-time tracking through business systems and business intelligence tools providing visibility into all supply chain key performance indicators and enabling immediate response in case of any deviations. Along with these systems, we also have a dedicated team focused on environmental, trade compliance and other external risks, supporting a pro-active approach to planning for potential risks and developing strategies to mitigate them. We utilize a rigorous internal demand forecasting process to ensure sound decisions around capacity development and supplier diversification over the appropriate time horizons. Our regular suppliers have entered into a “Global Business Agreement” with us, providing contractual parameters to right-size their inventory of finished and semi-finished goods and facilitating on-time deliveries to us.

To reduce material movement and inventory, we prioritize drop-shipping all components manufactured by our vendors directly to customer sites. This allows us to minimize warehousing of finished goods inventories, which are used mainly for contingency purposes and warranty replacements. We lease approximately 11,000 square feet of warehouse space across three facilities in California and Tennessee.

Competition

Our solutions are specialized products that are specific to the solar industry. The expertise required to design trackers and customers’ reluctance to purchase products from new entrants with a limited history has resulted in a bifurcation of providers based on their track record with major customers. Our principal competitors are Arctech Solar, Array Technologies, FTC Solar, PV Hardware, Soltec and STi Norland. We also compete with smaller market participants in various geographies. From time to time, we compete indirectly with manufacturers of fixed-tilt systems in certain emerging markets.

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We believe the principal factors that drive competition between vendors in the market include:

•	established track record of product performance;
•	system energy yield;
•	software capabilities;
•	product features;
•	total cost of ownership and return on investment;
•	reliability;
•	customer support;
•	product warranty terms;
•	services;
•	supply chain and logistics capabilities; and
•	vendor financial strength and stability

Human capital

As of March 31, 2021, we had approximately             full-time employees and an additional              full-time Flex employees who currently provide services to us and will become Nextracker employees in connection with the Transactions. To the extent that the transfer of these Flex employees to us is not complete by the consummation of this offering, the services of these employees will be provided to us by Flex under the Transition Services Agreement until such time as the legal transfer can be completed. Our employees (giving effect to the transfer of employees to us from Flex) span eight offices globally, including              employees in research and development. We frequently hire sales, engineering, operational and corporate support staff in countries outside the U.S. in order to better and more efficiently support our regional customers’ solar projects and supply chain activities. As of March 31, 2021, and after giving effect to the Transactions and the transfer of the Flex employees to us, approximately half of our employees are based in the U.S., 25% of our employees are based in India and the remainder of our employees are based in other international offices. To a lesser extent, we also use contract workers retained through third-party agencies.

Development and engagement

Ongoing engagement and professional growth for employees is critical to our success, and we help foster this growth through educational opportunities, dynamic work assignments and leadership development. We provide instructor-led classes, online learning and on-the-job training, covering topics including managerial and leadership development, diversity, equity and inclusion as well as other job specific related training and courses. In addition, we provide tuition reimbursement for job-related courses, pursuit of related degrees, seminars and other professional development opportunities. Our employees manage their career progression through quarterly goal-setting and annual performance appraisals. Managers are empowered to facilitate this growth through regular check-ins and feedback sessions with their direct reports.

We encourage our employees to engage with leadership and provide feedback on how we’re doing and how we can better meet their needs. In addition to engagement activities such as town halls and all-hands meetings, we survey employees annually to evaluate the employee experience.

Diversity, equity and inclusion

We strive to instill a culture of embracing global perspectives, difference of thought and inclusiveness. Our strength comes from the dedication, talent, experience and perspective of every employee in our operation, and we celebrate that. In order to foster an inclusive working environment around the world, we provide our

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employees with communications, discussion opportunities, as well as training and resources to enhance their awareness of diversity, equity and inclusion issues.

Wellness, health and safety

Providing a safe, inclusive environment for our employees to thrive is one of our core values. We promote a “zero-injury” culture through health and safety management systems that implement a data-driven and risk-based approach in monitoring and reporting performance regularly.

We build awareness and share specific information about safety with employees around the world through a number of pathways, including an annual education workshop and new hire orientation videos. Safety First posters in conference rooms globally emphasize specific actions to minimize injuries and illnesses, including encouraging everyone to start meetings with a safety discussion. These programs feature site general managers, who set the tone for our safety culture and remind everyone of their shared responsibility to keep everyone safe.

The key to preventing injuries and illnesses is minimizing the risk within operations, which requires effective risk assessment and incident reporting and analysis processes. We have developed a common process providing consistent identification, evaluation and control of existing and potential workplace hazards. Our standardized incident analysis process enables us to determine root causes of injuries, implement effective corrective actions and prevent recurrence, and provides improved data analytics and lessons learned. In 2020, we had a zero incident rate, which accounts for a recordable injury or illness per 100 full-time employees.

Fair wages and benefits

Our total rewards packages are informed by company results, employee performance, as well as grade-level, job function and location. Compensation ranges are evaluated annually to ensure our salary offerings are competitive with our industry peers.

We respect the right of our employees to have freedom of association. This includes the right to form or join trade unions or other worker organizations. According to the labor law in the country, all of our employees in Spain and all employees working on behalf of Nextracker in Brazil, which together represent less than     % of our workforce as of March 31, 2021, are covered by a local collective bargaining agreement.

Our relationship with Flex

Nextracker Inc., a Delaware corporation, was formed on                 , 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through a predecessor entity named Nextracker Holdings Inc. (previously known as NEXTracker Inc. and which we refer to as the “LLC”) and its affiliates, and the owner of the LLC has been Flextronics International USA, Inc., a wholly owned subsidiary of Flex.

In connection with the closing of this offering, we will complete the Transactions, as described in “Our organizational structure.” As a result of the Transactions, (i) Nextracker Holdings Inc. will be converted into an LLC and (ii) Nextracker Inc. will be (a) a holding company, with its principal asset consisting of limited liability company interests of the LLC and (b) the sole managing member of the LLC and will operate and control all of the business and affairs of the LLC and its subsidiaries.    The remaining economic interest in the LLC will be owned by Flex through its indirect ownership of LLC Interests. See the section entitled “Our organizational structure.”

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After this offering, Flex will beneficially own                % of the total voting power of our outstanding capital stock (or                % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, upon completion of this offering we will be a “controlled company” within the meaning of the rules of                and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. See the sections entitled “Risk factors – Risks related to the Transactions and our relationship with Flex,” “Management—Controlled company exemption” and “Principal stockholders.”

Following the completion of the Transactions and this offering, we and Flex will operate separately, each as a public company. We will enter into a separation agreement with Flex, which is referred to in this prospectus as the “separation agreement.” In connection with the separation, we will also enter into various other agreements to effect the separation and provide a framework for our relationship with Flex after the separation, including a transition services agreement, an employee matters agreement and a registration rights agreement. These agreements will provide for the allocation between us and Flex of Flex’s employees, liabilities and obligations attributable to periods prior to, at and after our separation from Flex and will govern certain relationships between us and Flex after the separation. See the section entitled “Certain relationships and related party transactions—Agreements with Flex.”

Facilities

Our corporate headquarters are located in Fremont, California and consist of approximately 44,000 square feet of leased office, laboratory and warehouse space which is used to accommodate office staff, research and development projects, machine shop work, tools repair, shipping and receiving. The adjacent Center for Solar Excellence, comprised of approximately 2.5 acres of leased land, is used for field testing, research and development, training and marketing purposes.

In addition, we lease an aggregate of approximately 34,000 square feet of office space and approximately 11,000 square feet of warehouse and tool storage space in the U.S. We also maintain office space in Australia, Chile, China, India, Mexico, Spain and the United Arab Emirates, some of which is provided to us by Flex under the transition services agreement.

We believe our facilities are in adequate condition and meet our current needs. We have the ability to add new facilities and expand our existing facilities as we continue to add employees and expand into new geographic markets.

Legal proceedings

In January 2017, Array Technologies, Inc. (“ATI”) initiated a lawsuit against Nextracker Inc., Flex, Daniel Shugar, and other current and former employees in U.S. Federal District Court for the District of New Mexico. The suit alleges that Nextracker and Flex caused a former ATI employee to breach his non-compete agreement with ATI by joining Nextracker and makes claims of, among other things, fraud, constructive fraud, trade secret misappropriation, breach of contract and related claims. The lawsuit seeks, among other things, monetary damages, injunctive relief, attorneys’ fees, costs and interest. The Court subsequently dismissed ATI’s claims of fraud and constructive fraud, for which the Court stated that there was no evidence to support such claims against the defendants. Additionally, the Court ruled to exclude the presentation of certain damages expert testimony in a future jury trial, which reduced the total number of solar projects on which ATI could seek damages. The Court also rejected ATI’s request for sanctions. Currently pending before the Court is a motion for summary judgment regarding disgorgement of the former employee’s salary. The other claims in the case are still pending, and trial has been scheduled for January 2022. We intend to vigorously defend this lawsuit.

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From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, intellectual property matters, contract and employment claims, personal injury claims, product liability claims and warranty claims. We establish an accrued liability for legal matters when those matters present loss contingencies that are both probable and estimable. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

Environmental laws and regulations

We are subject to a variety of environmental, health and safety (“EHS”) laws and regulations in the jurisdictions in which we operate and in which our products are distributed. We do not believe the costs of compliance with these laws and regulations will be material to the business or our operations. We use, handle, generate, store, discharge and dispose of hazardous materials, chemicals and wastes at some of our facilities in connection with our maintenance, research and product development, and testing activities. Any failure by us to control the use of, to remediate the presence of or to restrict adequately the discharge of such materials, chemicals or wastes, or to comply with EHS legal requirements applicable to product content, labeling, distribution or disposal, could subject us to potentially significant liabilities, clean-up costs, monetary damages and fines or suspensions in our business operations. In addition, some of our facilities could be located on properties with a history of use involving hazardous materials, chemicals and wastes and may be contaminated. Although we have not incurred, and do not currently anticipate, any material liabilities in connection with such contamination, we may be required to make expenditures for environmental remediation in the future.

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Management

Our executive officers and board of directors

The following table sets forth certain information as of March 31, 2021 concerning the individuals who will serve as our executive officers and directors upon the completion of this offering.

Name	Age	Position(s) held

Board of directors

Upon the completion of this offering, our board of directors will consist of                individuals including one serving as chairperson. We expect our board of directors to determine                and                to be independent directors under the standards of                .

Our certificate of incorporation, which will be effective upon the completion of this offering, will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. For further information, see the section entitled “Description of capital stock—Anti-takeover effects of various provisions of Delaware law, our certificate of incorporation and bylaws.” Our board of directors will be divided among the three classes as follows:

•	Our class I directors will be and and their term will expire at the first annual meeting of stockholders following this offering.

•	Our class II directors will be and and their term will expire at the second annual meeting of stockholders following this offering.

•	Our class III directors will be and and their term will expire at the third annual meeting of stockholders following this offering.

We intend to enter into the separation agreement with Flex, which will give our controlling stockholder the right to nominate a majority of our directors after the consummation of this offering as long as our controlling stockholder beneficially owns 50% or more of the total voting power of our outstanding common stock and will specify how our controlling stockholder’s nominations rights shall decrease as our controlling stockholder’s beneficial ownership of our common stock also decreases. See the section entitled “Certain relationships and related party transactions—Separation agreement—Board and committee representation.”

Committees of our board of directors

Our board of directors will establish, effective upon the completion of this offering, audit, compensation, and nominating and governance committees. The composition, duties and responsibilities of these committees are

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set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.

Audit committee

Our board of directors will establish, effective upon the completion of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee will consist of                ,                and                  , with                serving as chairperson. Rule 10A-3 of the Exchange Act and                 rules require us to have one independent audit committee member upon the listing of our Class A common stock on                 , a majority of independent audit committee members within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that                is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable                  rules and regulations. Our board of directors will adopt, effective upon the completion of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation committee

Our board of directors will establish, effective upon the completion of this offering, a compensation committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Our compensation committee will consist of                ,                and                  , with                serving as chairperson. The composition of our compensation committee will meet the requirements for independence under current rules and regulations of the SEC and                 , including                ’s controlled company exemption. Each member of the compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 under the Exchange Act. Our board of directors will adopt, effective upon the completion of this offering, a written charter for the compensation committee, which will be available on our website upon the completion of this offering.

Nominating and governance committee

Our board of directors will establish, effective upon the completion of this offering, a nominating and governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities

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properly and efficiently; (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles; and (4) reviewing and approving related party transactions.

Our nominating and governance committee will consist of                ,                and                  , with                serving as chairperson. The composition of our nominating and governance committee will meet the requirements for independence under current rules and regulations of the SEC and                , including                ’s controlled company exemption. Our board of directors will adopt, effective upon the completion of this offering, a written charter for the nominating and governance committee, which will be available on our website upon the completion of this offering.

Controlled company exemption

Upon completion of this offering, Flex will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under                corporate governance standards. As a controlled company, we may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that our nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our nominating and governance and compensation committees.

After this offering, we expect to take advantage of certain of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of corporate governance rules and requirements. These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act, and the rules of                within the applicable time frame.

Director compensation for fiscal year 2021

We did not have any non-employee directors who received compensation for their service on our board of directors and committees of our board of directors during fiscal year 2021.

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New director compensation program

After the completion of this offering, our non-employee independent directors will be eligible to receive compensation for their service on our board of directors consisting of annual cash retainers. We expect that, following this offering, our non-employee independent directors will receive the following annual retainers for their service on our board of directors. The non-employee directors who are employees of us or Flex will not receive compensation for their service as directors. The retainers will be paid in four equal quarterly installments and prorated for any partial year of service on our board of directors:

Position	Retainer ($)
Chairperson	$
Board Member	$
Audit Committee:
Chairperson	$
Committee Member	$
Compensation Committee:
Chairperson	$
Committee Member	$
Nominating and Governance Committee:
Chairperson	$
Committee Member	$

We expect that our non-employee directors who are not also employees of us or Flex will receive (at the discretion of our board of directors) a                                  grant of restricted stock units with an aggregate grant date value of $             , subject to the terms of the LTIP and the award agreement pursuant to which such award is granted. These restricted stock units are expected to vest                                 .

Our directors will be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our directors are entitled to the protection provided by the indemnification provisions in our bylaws that will become effective upon the completion of this offering. We also intend to enter into customary indemnification agreements with each of our directors. Our board of directors may revise the compensation arrangements for our directors from time to time.

Code of business conduct and ethics

We will adopt, effective upon the completion of this offering, a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code will be available on our website.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Compensation discussion and analysis

This Compensation Discussion and Analysis (“CD&A”) is organized into the following key sections:

•	Flex’s Philosophy on Compensation;
•	Compensation-Setting Process and Fiscal Year 2021 Executive Compensation; and
•	Anticipated Compensation Program Following this Offering.

Introduction

This CD&A provides detailed compensation information regarding the following individuals who we expect will serve as our named executive officers upon completion of this offering (“NEOs”):

Name	Position

We currently operate as part of Flex. As a result, the existing compensation for our NEOs has been determined by Flex, as described below. We anticipate that Flex will continue to establish and manage the compensation for all of our NEOs until the completion of this offering. Accordingly, the discussion in this CD&A primarily relates to Flex’s compensation programs and compensation philosophy. Ultimately, our board of directors and compensation committee, will establish and oversee our compensation programs following the completion of this offering. Thus, the compensation programs that we adopt, and our compensation philosophy, in each case following the completion of this offering, may differ materially from the current Flex programs summarized in this discussion.

This CD&A addresses the material elements of Flex’s compensation programs and policies, including Flex’s overall compensation philosophy, program objectives, and how Flex’s management arrived at specific compensation policies and decisions involving our NEOs, as well as certain elements of the compensation program we currently expect to be in effect following completion of this offering. Because our NEOs are not executive officers of Flex, the compensation for our NEOs has been determined by Flex’s management with the intent of being consistent with Flex’s compensation philosophy, but has not been specifically determined or reviewed by Flex’s compensation committee.

Flex’s philosophy on compensation

Overview

Flex’s compensation philosophy is based on the following objectives:

Pay should be meaningfully aligned to performance. Flex’s compensation program is designed to tie actual pay for executives to performance against rigorous short-term and long-term performance objectives of Flex or its

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business units, as applicable. Flex’s pay-for-performance compensation philosophy aims to create stockholder value, where above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts when performance thresholds are not met.

The key vehicles Flex uses to ensure that compensation realized by executives is aligned with results generated for Flex’s shareholders are the short-term incentive and the long-term incentive programs. Flex also believes that a significant portion of long-term incentive compensation should be deliverable in the form of equity awards. These equity awards currently are provided through Flex’s restricted share unit award (“RSU”) program, which applies to most executives, and its performance share unit award (“PSU”) program, which applies to a limited group of executives.

Attract, retain and motivate superior talent. Flex’s compensation program is structured to be competitive in order to attract, retain and motivate a high-caliber and responsible leadership team. A key objective of Flex’s compensation program is to provide competitive pay opportunities based on the achievement of performance objectives, while balancing the need to avoid excessive or inappropriate risk-taking, and maintaining an appropriate cost structure.

Peer group analysis. Flex uses data from its peer group as a guide for compensation decisions, but does not use this data as the sole basis for its compensation program.

Consider shareholder input. Flex’s compensation committee considers the results of its annual say-on-pay vote and other sources of shareholder feedback in the design and structure of Flex’s overall compensation program.

Flex actively manages its compensation philosophy as described below.

Element	Overview
Base salaries and target cash compensation	• Flex regularly benchmarks pay against a set of industry peers. • Base salaries and target cash compensation are competitively positioned for executives to manage fixed costs.

Substantial emphasis on at-risk compensation

•  Programs are designed to link actual pay to the achievement of pre-determined performance goals that create shareholder value.

•  100% of at-risk compensation is based on achievement of incentive outcomes against pre-determined performance metrics.

•  Flex, through its board of directors, compensation committee or other delegated person, as applicable, may adjust short-term incentive bonus payouts on a discretionary basis in order to appropriately align such payouts with the overall performance of Flex or a business unit thereof.

Focus on long-term performance

•  While measurement of short-term results maintains day-to-day focus, Flex’s compensation philosophy also is built on the premise that shareholder value is built over the long term.

•  For fiscal year 2021 target total direct compensation for our NEOs, % (on average) was in the form of long-term incentives, and for certain of our NEOs, approximately half of these long-term incentive were linked to Flex’s total shareholder return (“TSR”) achievement versus the total shareholder return with respect to the S&P 500 index (“rTSR”).

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Flex compensation committee and flex management involvement

Flex’s compensation committee regularly reviews its compensation programs, peer company data and best practices in the executive compensation area. Flex’s board and compensation committee have adopted corporate governance and compensation practices and policies that are believed to help advance Flex’s compensation philosophy. With the support of FW Cook, as its independent compensation consultant, Flex’s compensation committee regularly assesses and modifies its compensation programs to ensure they are appropriately aligned with Flex’s business strategy and are achieving their objectives. While the responsibilities of Flex’s compensation committee primarily relate to the compensation of Flex’s CEO and Flex’s other named executive officers, Flex’s compensation committee also oversees decisions and recommendations of Flex’s CEO and management concerning the compensation of other Flex executives. As noted above, because our NEOs are not executive officers of Flex, the compensation for our NEOs has been determined by Flex’s management with the intent of being consistent with Flex’s compensation philosophy, but has not been specifically determined or reviewed by Flex’s compensation committee.

Competitive positioning

On an annual basis, relying upon data provided by our independent compensation consultant, Flex’s compensation committee undertakes a review of the compensation peers in order to provide insight into market competitive pay programs, levels and practices. In addition, Flex’s compensation committee also reviews standardized surveys of large technology and manufacturing firms to evaluate the competitiveness of Flex’s compensation programs in the context of general compensation practices.

Compensation-setting process and fiscal year 2021 compensation

Overview

As further described below, for fiscal year 2021, Flex’s executive compensation program, including with respect to our NEOs, is primarily comprised of base salary, short-term incentive compensation under the incentive bonus plan (as described below), long-term incentive compensation under the Flex Equity Plans (as defined below) and deferred compensation under the Flex 2010 Deferred Plan (as defined below).

Base salary

The following table sets forth the base salaries of our NEOs with respect to fiscal year 2021.

Name and Title	Annualized base salary for fiscal year 2021 ($)(1)

—

—

—

—

—

(1)	Actual base salaries received by our NEOs during fiscal year 2021 are reflected in the Summary Compensation Table below.

Base salary levels are intended to reflect competitive market data, individual performance, and promotions or changes in responsibilities.

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Incentive bonus plan

Flex’s short-term incentive bonuses are earned based on achievement of financial and operating performance objectives, as well as individual performance objectives, in each case, on a quarterly basis and as follows:

Performance Metrics—Nextracker Business Unit Level Metrics for our NEOs (Weighted by Percentage):

•	Nextracker Business Unit Revenue (20%);
•	Nextracker Business Unit Operating Profit (30%);
•	Nextracker Business Unit Free Cash Flow (25%); and
•	Flex Corporate Level Performance (25%).

The following table summarizes the key features of our fiscal year 2021 incentive bonus plan.

Feature	Component	Objectives
Performance targets	• Based on key financial metrics for Nextracker, individual executive metrics, and, to a lesser extent, financial metrics of Flex, in each case on a quarterly basis during the fiscal year	• Aligns executive incentives with performance • Rewards achievement of short-term objectives

Performance measures

•  Financial metrics relating to revenue, operating profit and free cash flow with respect to Nextracker, with similar metrics applying, to a lesser extent, with respect to Flex

•  Weightings for these financial metrics are fixed, and measured, as applicable, at the Flex level or at the business unit level as applicable

•  Emphasizes pay-for-performance by linking individual compensation to performance on metrics help drive shareholder value

•  Promotes accountability by tying payout to achievement of minimum performance threshold

Bonus payments

•  Based on achievement of financial performance metrics, subject to adjustment based on individual performance

•  Target bonus opportunities set at percentage of base salary, based on the executive’s level of responsibility

•  Quarterly bonuses that may be earned range from 0% of target to a maximum of 200% of target; payout of bonuses made on a quarterly or annual basis depending on the executive

•  No payout awarded for any measure where threshold performance is not achieved

•  Bonus payouts are subject to discretionary adjustments, including, in the context of the overall performance of Nextracker, Flex and the individual

•  Reflects the emphasis on pay-for-performance by linking individual compensation to performance

•  Encourages accountability by conditioning bonus payments on the achievement of at least the minimum performance threshold

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Target incentive awards for fiscal year 2021

Fiscal year 2021 bonus targets for our NEOs as a percentage of base salary are shown below.

Name and title	Fiscal year 2021 target bonus (% of salary)	Fiscal year 2021 target ($)
	—%	—
	—%	—
	—%	—
	—%	—
	—%	—

Incentive payouts for neos regarding the nextracker business unit

Performance targets are determined based on approved financial plans—both at the Flex and Nextracker business unit levels. With respect to our NEOs, performance targets were based on Nextracker financial measures, individual measures, and, to a lesser extent, Flex financial measures. While Flex normally treats business unit performance as confidential, the fiscal year 2021 short-term incentive performance outcomes for Nextracker are described in this CD&A as follows:

FY 2021 short-term incentive plan (Nextracker)

		Payout (% of target)(1)				Actual performance ($)	Actual payout (% of target)
	Weight	0%	50%	100%	200%
Revenue ($000s)	20%		$—	$—	$—	—	—%
Operating Profit ($000s)	30%		$—	$—	$—	—	—%
Adjusted Free Cash Flow	25%		$—	$—	$—	—	—%
Flex Corporate Level Performance	25%		$—	$—	$—	—	—%

(1)	The above payout descriptions (as a percentage of target) assume individual performance metrics are satisfied.

No payout is made if the threshold performance level is not achieved. Maximum payout levels are tied to “stretch” levels of performance. Achievement of payouts at the maximum level for the annual bonus would require sustained strong performance over the course of the performance period.

Final incentive awards for our NEOs

For fiscal year 2021, performance under Nextracker’s short-term incentive bonus plan was      with respect to the targeted amounts, resulting in aggregate payouts for all of our NEOs, after adjustment for individual performance, as follows:

Name	Fiscal year 2021 short-term incentive bonus target (potential bonus as a percentage of base salary)	Fiscal year 2021 short-term incentive actual bonus ($)	Fiscal year 2021 actual short-term incentive bonus as a percentage of target bonus
	—%	—	—%
	—%	—	—%
	—%	—	—%
	—%	—	—%
	—%	—	—%

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Long-term incentive compensation

In fiscal year 2021, share-based long-term incentives were granted to our NEOs as an incentive to maximize Flex’s long-term performance. These long-term incentives are designed to align the interests of our NEOs with those of our stockholders and to provide each individual with a significant incentive to also view their roles and responsibilities from the perspective of an owner, with a direct stake in Flex’s businesses. As a matter of good corporate governance, long-term incentive awards are not timed in relation to the release of material information.

Long-term incentives are provided through Flex’s RSU program, which applies to most executives, and its PSU program, which applies to a limited group of executives. With respect to the long-term incentives for our NEOs, most of our NEOs receive RSUs exclusively, while certain other NEOs receive an equal split (approximately) of RSUs and PSUs. The actual grant value mix may deviate somewhat from this “equal split” due to fluctuations in the Monte Carlo valuations for the PSUs. These long-term incentives and, when applicable, the allocation between RSUs and PSUs are intended to promote the interests of Flex’s shareholders and executive retention as a result of (i) linking long-term compensation to Flex’s long-term performance and shareholder outcomes, and (ii) forfeiture of unvested shares if an executive’s employment is terminated for certain reasons, respectively.

RSUs relate to service-based long-term incentive compensation, and are eligible to vest in three or four equal installments on each anniversary of the grant date, subject to continued employment. PSUs relate to performance-based and service-based long-term incentive compensation, and are eligible to vest based on Flex’s TSR versus the rTSR with respect to the S&P 500 index over a three-year period, subject to continued employment. The number of vested PSUs is dependent on the percentile rank achieved, as shown below.

Payouts of vested RSUs and PSUs are made in Flex’s ordinary shares, so the value of these awards also fluctuate based on share price performance from the beginning of the grant, further aligning the interests of the executive with long-term shareholder value creation. Before an RSU or PSU vests, the executive has no ownership rights in Flex’s ordinary shares.

Grants during fiscal year 2021

The following factors were considered when determining the value of 2021 NEO equity awards:

•	Compensation data for similarly situated executives;

•	Future potential to contribute to the growth of Flex and Nextracker, potential to grow in current role and expand scope of responsibility and contribution over time; and

•	Peer group data on annual share usage and overall shareholder dilution.

The table below summarizes the approved RSUs and, when applicable, PSUs awards granted to our NEOs in fiscal year 2021.

Name	Target TSR-based PSUs (shares)	Service-based RSUs (shares)	Target total equity award value ($)
	—	—	—
	—	—	—
	—	—	—
	—	—	—
	—	—	—

The target award values shown above for                  vary from the values shown in the Summary Compensation Table, because the accounting cost of Flex’s PSUs is based on a Monte Carlo valuation. For these PSUs, the

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intended award value was calculated as the target number of shares multiplied by the share price at grant. The actual value to be earned for these PSUs will depend on Flex’s multi-year TSR performance versus the S&P 500.

Deferred compensation awards

Each NEO is eligible to participate in Flex’s 2010 Deferred Compensation Plan (the “2010 Deferred Plan”) which is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. These savings opportunities are reflected in the 2010 Deferred Plan’s voluntary contribution component (relating to deferrals of base salary and bonus) and, for certain NEOs, the employer contribution component. The key terms of this program are summarized below:

Deferred plan design element	Description
Employer Contribution Component (ECC)—Annual Targeted Amount

•  Target amount is 20% of each applicable participant’s base salary

•  Maximum amount is 25% of each applicable participant’s base salary, if the performance-based portion is funded at maximum

•  Subject to offsets for non-U.S. executives’ pension and other benefits

ECC—Funding Basis	• 50% of the targeted funding (10% of salary) is based on the corporate funding level of the short-term bonus plan • 50% of the targeted funding (10% of salary) is not tied to performance

ECC—Vesting Schedule	• Flex’s contributions, together with earnings on those contributions, will vest in full after four years, subject to the participant’s continued employment

Investment of Balances

•  Deferred balances in a participant’s account are deemed to be invested in hypothetical investments designated by the participant

•  The appreciation, if any, in the account balances is due solely to the performance of these hypothetical investments

Distribution Options

•  Vested balances may be distributed upon termination of employment either through a lump sum payment or in installments over a period of up to ten years, as elected by the participant

•  Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years

The deferred account balances are unfunded and unsecured obligations of Flex, receive no preferential standing, and are subject to the same risks as any of Flex’s other general obligations. An additional employer discretionary matching contribution may be provided in connection with voluntary deferrals to reflect limitations on the matching contributions under Flex’s 401(k) plan. Flex does not provide an excess 401(k) plan as part of its executive compensation program.

Deferred compensation for fiscal year 2021

For fiscal year 2021,      each received deferred cash awards with a value that averaged about % of their respective 2020 base salaries. In addition, under the 2010 Deferred Plan, participants may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Participants are 100% vested in their own deferrals at all times.

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For additional information about our NEOs’ contributions to their respective deferral accounts, employer contributions to our NEOs’ deferral accounts, earnings on our NEOs’ deferral accounts, withdrawals from our NEOs’ deferral accounts, and deferral account balances as of the end of fiscal year 2021, see the section entitled “Executive compensation—Nonqualified deferred compensation in fiscal year 2021.”

Executive perquisites

Perquisites represent a small part of the overall compensation program for our NEOs. In fiscal year 2021, Flex paid the premiums on executive long-term disability insurance for      . These benefits are quantified under the “All other compensation” column in the Summary Compensation Table.

401(k) plan

Under Flex’s 401(k) Plan, all of our employees participating in the plan are eligible to receive matching contributions. Flex also offers annual discretionary matching contributions based on Flex’s performance and other economic factors as determined at the end of the fiscal year. No such discretionary matching contribution has been made for fiscal year 2021. Flex does not provide an excess 401(k) plan as part of its executive compensation program.

Other benefits

Executives are eligible to participate in all of Flex’s employee benefit plans, such as medical, dental, vision, group life, basic disability, and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law.

Termination and change of control arrangements

Our NEOs are entitled to certain termination and change of control benefits. These benefits are described and quantified under the section entitled “Executive compensation—Potential payments upon termination or change of control.”

Our NEOs do not have employment agreements with us. Instead, Flex’s severance program (the “Flex Severance Program”) covers our NEOs. Under the Flex Severance Program, in the event of a participant’s involuntary termination of employment due to reductions in force, such as plant closures, mass layoffs and job elimination, the participant will receive the following benefits, subject to the participant entering into a severance and release agreement in a form provided by their employer (“Severance Agreement”).

Flex severance program termination benefit	Description
Salary and Benefits Continuation

•  Lump-sum severance payment determined pursuant to a formula based on a participant’s base pay and years of service as a regular status employee under the Flex Severance Program, resulting in a severance payment not to exceed an amount equal to either six or twelve months, depending on the NEO

Bonus Treatment	• Discretionary payment of the most-recently earned quarterly bonus if the participant worked for the entirety of the applicable fiscal quarter

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The following additional termination benefits are applicable to our NEOs in the event of a change of control of Flex:

Termination benefit	Description
2010 Deferred Plan— Deferred Compensation Vesting

•  Accelerated vesting of ECC awards under the 2010 Deferred Plan

•  Acceleration applies if employment is involuntarily terminated without cause or voluntarily terminated by the executive for good reason within two years of the change of control (i.e., “double trigger” accelerated vesting)

Flex Equity Plans— Equity Vesting

•  Accelerated vesting of all unvested awards under Flex’s equity plans, if such awards are not assumed or replaced by the acquiror on an economically equivalent basis

•  Flex’s compensation committee also has the ability under Flex’s equity plans to provide that certain awards may automatically accelerate if employment is involuntarily terminated without cause within a designated time period (not to exceed eighteen months) following a change of control

Executive share ownership guidelines

Flex’s share ownership guidelines cover Flex’s non-employee directors and executive officers, such that, the guidelines do not apply with respect to our NEOs.

Executive incentive compensation recoupment policy

Flex’s Executive Incentive Compensation Recoupment Policy covers Flex’s executive officers and direct reports to Flex’s Chief Executive Officer, such that, the policy does not apply with respect to our NEOs.

Hedging and pledging policy

Flex’s insider trading policy prohibits short-selling, trading in options or other derivatives on Flex’s ordinary shares, and engaging in hedging transactions by all employees (including the NEOs) and directors. Flex’s insider trading policy also prohibits using such shares as collateral for margin accounts or pledging such shares as collateral for loans.

Anticipated compensation program following this offering

The following section describes the compensation programs that are intended to apply following the completion of this offering, which continue to be subject to development by Flex’s management, and which will ultimately be overseen and further developed and modified by our compensation committee in connection with and following the completion of this offering.

Nextracker compensation benchmarks and peer group

Following the completion of this offering, we expect that our compensation committee will, in its discretion, develop, determine and adjust compensation benchmarks and the peer group with respect to Nextracker (the “Nextracker Peer Group”). Based, in part, on the advice of FW Cook, Flex has identified the following companies which currently comprise the Nextracker Peer Group:

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The compensation elements among the members of the Nextracker Peer Group were considered in connection with the design of the Nextracker compensation arrangements that are described in the following section.

Nextracker compensation arrangements

Upon the completion of this offering, the following pay packages are expected to apply to our NEOs. The pay packages for our NEOs described below are based on the experience profile of the candidate and competitive positioning against the Nextracker Peer Group described above.

As the             ,              is expected to receive $             in base salary, an annualized short-term incentive target equal to     % of base salary, and an annual equity long-term award with a grant date value targeted at $            .

As the             ,              is expected to receive $             in base salary, an annualized short-term incentive target equal to     % of base salary, and an annual long-term equity award with a grant date value targeted at $            .

As the             ,              is expected to receive $             in base salary, an annualized short-term incentive target equal to     % of base salary, and an annual long-term equity award with a grant date value targeted at $            .

As the             ,              is expected to receive $             in base salary, an annualized short-term incentive target equal to     % of base salary, and an annual long-term equity award with a grant date value targeted at $            .

As the             ,             is expected to receive $             in base salary, an annualized short-term incentive target equal to     % of base salary, and an annual long-term equity award with a grant date value targeted at $            .

2021 Nextracker Inc. equity incentive plan

Prior to the completion of this offering, we expect to obtain the requisite stockholder approval and approval from our board of directors with respect to the 2021 Nextracker Inc. Equity Incentive Plan (the “LTIP”), which we expect will become effective on the day immediately prior to the date that the offering of our shares of our Class A common stock pursuant to this prospectus is declared effective by the SEC and is not expected to be utilized until after the completion of this offering. The material terms that are expected to apply with respect to the LTIP are summarized below.

Term of the LTIP. Unless terminated earlier, the LTIP will continue for a period of 10 years after the date of its approval by our board of directors.

Eligibility. All of our employees and directors and those of our subsidiaries and affiliates, including officers, members of our board of directors (including both employee and non-employee directors), and consultants of the Company and its subsidiaries and affiliates, are eligible to be selected as award recipients under the LTIP. Awards under the LTIP will generally be exercisable or payable only while the participant is an employee, director or consultant, as applicable. However, our compensation committee may, in its discretion, provide that an award may be paid or exercised following termination of service, a change of control event, or the retirement, death or disability of the participant.

Administration. The LTIP will be administered by our compensation committee. Our compensation committee will have complete discretion, subject to the provisions of the LTIP, to select each eligible individual to whom awards will be granted and to determine the type and amount of awards to be granted, the timing of such awards, and the other terms and conditions of awards granted under the LTIP. Under the terms of the LTIP, our

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compensation committee may delegate its authority under the LTIP to a committee of our board of directors or to one or more of our officers. Our compensation committee also will have the power to interpret the LTIP and award agreements, to establish rules and regulations relating to the LTIP, and to make all other determinations necessary or advisable for administering the LTIP.

Available awards. The LTIP will authorize the Company to provide equity-based compensation in the form of: (i) stock options, including incentive stock options entitling the option holder to favorable tax treatment under Section 422 of the Code; (ii) restricted stock units; (iii) stock appreciation rights; (iv) performance stock awards and performance stock units; and (v) other stock-based awards that are not inconsistent with the LTIP. Each type of award is described below under the section entitled “—Types of awards authorized under the LTIP.” Each award granted under the LTIP will be evidenced by an award agreement that sets forth the terms, conditions and limitations applicable to such award as determined by our compensation committee in its discretion.

Minimum one-year vesting period. All awards will have a minimum vesting period of one year, except that awards that do not satisfy this minimum vesting period requirement may be granted in an aggregate amount that does not exceed 5% of the total shares reserved for grant and issuance under the LTIP (as determined under “Shares available for awards” and “Share counting” below).

Shares available for awards. Subject to adjustment in the event of specified capitalization events, the LTIP will have a reserve of                 shares of our Class A common stock available for issuance as of the date the LTIP becomes effective; provided that the number of such shares will be increased immediately following a distribution of our shares through a spin-off or split-off, by the lesser of (a)                 shares or (b) such other number of shares as may be determined by our board of directors. Subject to adjustment in the event of specified capitalization events, no more than                 shares may be issued pursuant to the exercise of incentive stock options.

Share counting. Under the LTIP, each share of our Class A common stock that is subject to any award will count against the aggregate LTIP limit as one share. To the extent that an award terminates, expires, lapses for any reason, or is settled in cash, any shares subject to the award will again be available for the grant of an award pursuant to the LTIP. Shares that are withheld (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations will be treated as issued under the LTIP and will be deducted from the number of shares that may be issued under the LTIP. Further, any shares that are acquired by the Company (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations pursuant to any award under the LTIP will not be added back to the aggregate number of shares that may be issued pursuant to the plan.

Limitation on non-employee director compensation. The aggregate value of cash compensation and grant date fair market value of shares that may be paid or granted, respectively during any calendar year to any non-employee member of our board of directors will not exceed $                 .

Repricing prohibited without stockholder approval. The repricing, replacement or regranting of any previously granted award, through cancellation or by lowering the exercise price or purchase price of such award, will be prohibited under the LTIP unless our stockholders first approve such repricing, replacement or regranting. Similarly, no “underwater” option or share appreciation right may be cancelled in exchange for cash unless otherwise approved by such stockholders.

Types of awards authorized under the LTIP:

•

Stock options. Stock options may be granted that entitle the option holder to purchase shares of our Class A common stock at a price set forth in the applicable award agreement. Stock options may be granted as

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non-qualified stock options or as incentive stock options, or in any combination of the two. The exercise price of any stock option may not be less than the fair market value of a share on the date of grant, and the maximum term for any stock option is 10 years (five years, in the case of grants to any non-employee member of our board of directors). Our compensation committee will determine the methods by which the exercise price of a stock option may be paid, which may include: (i) a payment in cash or by check; (ii) the withholding of shares (if and to the extent permitted by applicable law) otherwise deliverable upon exercise of the option, whereby the participant will be (x) deemed to have waived their right to delivery of the full number of shares in respect of which the option is exercised; and (y) deemed to have agreed to receive the number of shares (after deducting the number of shares which have a fair market value on the date of exercise equal to the aggregate exercise price of the shares as to which the option will be exercised) as calculated by our compensation committee in its absolute discretion; (iii) a “same day sale” commitment from the participant and a broker-dealer whereby the option holder irrevocably elects to exercise the stock option and to sell a portion of the shares so purchased to pay the exercise price, and whereby the broker-dealer irrevocably commits upon receipt of such shares to forward the exercise price directly to the Company; (iv) delivery of other property acceptable to our compensation committee; or (v) any combination of the foregoing methods of payment. Incentive stock options may be granted only to our employees and those of its subsidiaries. In addition, in the case of any incentive stock options granted to any individual who owns, as of the date of grant, shares possessing more than 10% of the total combined voting power of all classes of our shares, the incentive stock option must have an exercise price on a per-share basis that is not less than 110% of the fair market value of a share on the date of grant and the maximum term of any such incentive stock option is 5 years. The aggregate fair market value (determined as of the time the option is granted) of all shares with respect to which incentive stock options are first exercisable by a grantee in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code.

•

Stock appreciation rights. A stock appreciation right is a right, exercisable by the surrender of all or a portion of the stock appreciation right, to receive a payment equal to the product of: (i) the excess of (A) the fair market value of a share of our Class A common stock on the date the stock appreciation right is exercised over (B) the grant price of the stock appreciation right; and (ii) the number of shares with respect to which the stock appreciation right is exercised. No stock appreciation right may be exercisable more than             years from the date of grant. A stock appreciation right may be paid in cash, in shares (based on the fair market value of such shares on the date the stock appreciation right is exercised) or in a combination of cash and shares, as determined by our compensation committee.

•

Restricted stock units. A restricted stock unit is a type of contingent stock award that generally entitles the participant to receive a number of shares of our Class A common stock, or the value of such shares, in connection with the satisfaction of vesting conditions determined by our compensation committee, as specified in the award agreement for the restricted stock units. Restricted stock units may be denominated in unit equivalents of shares and/or units of value including the dollar value of shares. At the time of grant of the restricted stock unit award, our compensation committee will specify the date or dates on which the award will become vested and non-forfeitable, and may specify any other terms and conditions. In addition, our compensation committee will specify the settlement date applicable to each restricted stock unit, which may not be earlier than the vesting date or dates of the award. Settlement of restricted stock units may be made in shares or in cash (in an amount reflecting the fair market value of the shares that would have been issued) or any combination of cash and shares, as determined by our compensation committee in its sole discretion.

•

Performance stock and performance stock units. Performance stock represents the right to receive shares of our Class A common stock, the payment of which is contingent upon achieving certain performance criteria established by our compensation committee. Performance stock units represent a right to receive shares, or

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the value of such shares, the payment of which is contingent upon achieving certain performance criteria established by our compensation committee. Performance stock unit awards may be denominated in unit equivalents of shares and/or units of value including the dollar value of shares. Performance stock awards and performance stock units may be linked to any one or more of the performance criteria specified in the LTIP, or other specific performance criteria determined appropriate by our compensation committee, in each case on a specified date or dates or over any performance period determined by our compensation committee. In addition, our compensation committee will specify the settlement date applicable to each performance stock award or performance stock unit award, which may not be earlier than the vesting date or dates of the award. Settlement of a performance stock or a performance stock unit may be made in shares or in cash (in an amount reflecting the fair market value of the shares that would have been issued) or in any combination of cash and shares, as determined by our compensation committee in its sole discretion.

•

Other stock-based awards. In addition to restricted stock units, performance stock awards and performance stock unit awards, our compensation committee is authorized under the LTIP to make any other award to an eligible individual that is not inconsistent with the provisions of the LTIP and that by its terms involves or might involve the issuance of: (i) shares of our Class A common stock; (ii) a right with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria specified in the LTIP or other conditions; or (iii) any other security with the value derived from the value of our shares.

Amendment and termination. Our compensation committee will be permitted at any time to amend or modify the LTIP in any or all respects, except that (i) any such amendment or modification may not adversely affect the rights of any holder of an award previously granted under the LTIP unless such holder consents and (ii) grants to non-employee directors may not be amended at intervals more frequently than once every six months, other than to the extent necessary to comply with applicable U.S. income tax laws and regulations. Our compensation committee may terminate the LTIP at any time. However, without the approval of our stockholders and except as described below under “Adjustments”, our compensation committee will not:

•	amend the LTIP to materially increase the maximum number of shares issuable under the LTIP;

•	materially modify the eligibility requirements for participation in the LTIP; or

•	materially increase the benefits accruing to participants in the LTIP.

Further, our compensation committee will not be permitted to amend the LTIP in any manner that requires stockholder approval under                or other stock exchange listing requirements applicable to the Company, without receipt of such stockholder approval.

Dividends. No dividends may be paid to a plan participant with respect to an award prior to the vesting of such award. An award may provide for dividends or dividend equivalents to accrue on behalf of a participant as of each dividend payment date during the period between the date the award is granted and the date the award is exercised, vested, expired, credited or paid, and to be converted to vested cash or shares of our Class A common stock at the same time and subject to the same vesting conditions that apply to the shares to which such dividends or dividend equivalents relate.

Adjustments. Our compensation committee will make certain adjustments to the LTIP and to the outstanding awards under the LTIP in the event of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off, extraordinary cash dividend or other change affecting the outstanding shares as a

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class without the Company’s receipt of consideration. In the event of such a change, appropriate adjustments will be made to:

•	the maximum number and/or class of securities issuable under the LTIP;

•	the maximum number and/or class of securities for which any participant may be granted awards under the terms of the LTIP or that may be granted generally under the terms of the LTIP; and

•	the number and/or class of securities and price per share in effect under each outstanding award.

Any such adjustments to the outstanding awards will generally be effected in a manner as to preclude the enlargement or dilution of rights and benefits under such awards. However, in no event will fractions of a share be issued and our compensation committee will determine, in its discretion, whether cash will be given in lieu of fractional shares or whether such fractional shares will be eliminated by rounding down as appropriate.

Acceleration. Unless otherwise provided in the applicable award agreement or other agreement between the Company and the participant, in the event of a change of control (as defined in the LTIP) in which the participant’s awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then such awards will automatically vest and become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Where awards are assumed or continued after a change of control, our compensation committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service (as defined in the LTIP, which includes termination of service for good reason) within a designated period (not to exceed 18 months) following the effective date of such change of control. If our compensation committee so determines, any such award will, immediately upon an involuntary termination of service following a change of control, become fully exercisable and all forfeiture restrictions on such award will lapse.

Compliance with Section 409A of the Internal Revenue Code. To the extent applicable, it is intended that the LTIP and any grants made under the LTIP will comply with or be exempt from the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the participants. The LTIP and any grants made under the LTIP will be administered and interpreted in a manner consistent with this intent.

Transferability. In general, awards granted under the LTIP may not be transferred in any manner other than by will or by the laws of descent and distribution. Awards may be transferred to family members through a gift or domestic relations order.

Withholding taxes. The Company or any affiliate of the Company, as appropriate, may deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state and local taxes and any taxes imposed by jurisdictions outside of the United States (including income tax, social insurance contributions, payment on account and any other taxes that may be due) required by law to be withheld with respect to any taxable event concerning a participant arising as a result of the LTIP. In addition, the Company or any affiliate of the Company may take any action as may be necessary in its opinion to satisfy withholding obligations for the payment of taxes by any means authorized by our compensation committee. No shares will be delivered under the LTIP to any participant or other person until the participant or such other person has made arrangements acceptable to our compensation committee for the satisfaction of applicable tax obligations arising as a result of awards made under the LTIP.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Nextracker stock ownership and holding requirements

Our board of directors may consider from time to time Nextracker equity ownership requirements for non-employee directors and executive officers.

Nextracker hedging/pledging policy

It is anticipated that Nextracker will adopt a hedging and pledging policy under which our directors and executive officers will be prohibited from hedging their Nextracker shares and from using such shares as collateral for margin accounts or pledging such shares as collateral for loans.

Executive compensation

The following table sets forth the fiscal year 2021 compensation for:

•	,
•	,
•	,
•	, and
•	.

The executive officers included in the Summary Compensation Table are referred to in this prospectus as our NEOs. A detailed description of the plans and programs under which these NEOs received the following compensation can be found in the section entitled “Compensation discussion and analysis”. Additional information about these plans and programs is included in the additional tables and discussions that follow the Summary compensation table.

Summary compensation table

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Share awards ($)(3)	Non-equity incentive plan compensation ($)(4)	Change in pension value and nonqualified deferred compensation earnings ($)(5)	All other compensation ($)(6)	Total ($)

	2021	—	—	—	—	—	—	—

	2021	—	—	—	—	—	—	—

	2021	—	—	—	—	—	—	—

	2021	—	—	—	—	—	—	—

	2021	—	—	—	—	—	—	—

(1)	Includes amounts contributed by the executive to the 2010 Deferred Plan and 401(k) plan accounts.

(2)	This column shows the unvested portion of 2010 Deferred Plan ECC accounts that vested during the 2021 fiscal year for certain of our NEOs. For additional information about Flex’s deferred compensation arrangements, see the section entitled “Compensation discussion and analysis—Deferred compensation awards” and the discussion under the section entitled “Deferred compensation for fiscal year 2021”.

(3)	Share awards consist of RSUs and, when applicable, PSUs. The amounts in this column do not reflect compensation actually received by our NEOs, nor do they reflect the actual value that will be realized by our NEOs. Instead, the amounts reflect the grant date fair value for RSU and, when applicable, PSU grants made in fiscal year 2021, calculated in accordance with FASB ASC Topic 718. The PSUs included in this column are at the target number of shares as follows for fiscal year 2021: . For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 5 to Flex’s audited consolidated financial statements, “Share-Based Compensation,” included in Flex’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020.

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Pursuant to 17 C.F.R. Section 200.83

(4)	The amounts in this column represent incentive cash bonuses earned in fiscal year 2021. For additional information, see the section entitled “Compensation discussion and analysis—Compensation setting process and fiscal year 2021 executive compensation—Incentive bonus plan”.

(5)	The amounts in this column represent the above-market earnings on the vested portions of the 2010 Deferred Plan ECC account for certain of our NEOs. None of our NEOs participated in any defined benefit or actuarial pension plans in any period presented. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and earnings credited to the vested portion of our NEOs’ deferred compensation accounts. See the Nonqualified deferred compensation in fiscal year 2021 table of this prospectus for additional information.

(6)	The following table provides a breakdown of compensation included in the “All other compensation” column for fiscal year 2021:

Name	Pension/ savings plan flex match expenses/ social security ($)(1)	Medical / enhanced long- term disability ($)(2)	Other ($)	Total ($)

	—		—	—

	—		—	—

	—		—	—

	—		—	—

	—		—	—

(1)	The amounts in this column represent Flex’s regular employer matching contributions to the 401(k) plan accounts for our NEOs.

(2)	The amounts in this column represent Flex’s contribution to the executive long-term disability program, for the benefit of , which executive program provides additional benefits beyond the basic employee long-term disability program.

Grants of plan-based awards in fiscal year 2021

The following table presents information about non-equity incentive plan awards and RSU and PSU awards that were granted during the 2021 fiscal year to our NEOs. There were no grants of stock options to our NEOs during Flex’s 2021 fiscal year.

		Estimated future payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards(2)			All other share awards: number of shares of stock or units (#)(3)	Grant date fair value of share awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
	—				—	—	—		—
	—							—	—
		—	—	—

	—				—	—	—		—
	—							—	—
		—	—	—

	—				—	—	—		—
	—							—	—
		—	—	—

	—				—	—	—		—
	—							—	—
		—	—	—

	—				—	—	—		—
	—							—	—
		—	—	—

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	These amounts show the range of possible payouts under the cash incentive programs for fiscal year 2021. The maximum payment represents 200% of the target payment. The threshold payment represents 50% of target payout levels. For the short-term incentive bonus plan, the amounts actually earned for fiscal year 2021 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section entitled “Compensation discussion and analysis—Compensation setting process and fiscal year 2021 executive compensation—Incentive bonus plan”.

(2)	These rows show the range of estimated future vesting of PSUs granted in fiscal year 2021 under Flex’s 2017 Equity Incentive Plan (the “2017 Plan”). The PSUs cliff vest after three years, with vesting based on the percentile rank of Flex’s TSR relative to the return of the S&P 500 Index. The maximum payout for each executive officer represents 200% of the target payout. The threshold payout for each NEO represents 25% of target payout levels. For additional information, see the section entitled “Compensation discussion and analysis—Compensation setting process and fiscal year 2021 executive compensation—Long-term share-based incentive compensation” of this prospectus.

(3)	Shows the number of service-based RSUs granted on, 2020 under the 2017 Plan. For each NEO, the RSUs vest in three annual installments at a rate of 33.333% per year, provided that the executive continues to remain employed on the vesting dates. For additional information, see the section entitled “Compensation discussion and analysis—Long-term share-based incentive compensation—Grants during fiscal year 2021” of this prospectus.

(4)	This column shows the grant date fair value of service-based RSUs and performance-based PSUs, at the target level, under FASB ASC Topic 718 granted to our NEOs in fiscal year 2021. The grant date fair value is the amount that will be expensed in Flex’s financial statements over the awards’ vesting schedule. For service-based RSUs, the grant date fair value is the closing price of Flex’s ordinary shares on the grant date. For performance-based PSUs where vesting is contingent on meeting a market condition, the grant date fair value was calculated using a Monte Carlo simulation. Additional information on the valuation assumptions is included in Note 5 of the audited consolidated financial statements, “Share-Based Compensation,” included in Flex’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Outstanding equity awards at 2021 fiscal year-end

The following table presents information about outstanding share awards held by our NEOs as of March 31, 2021. The table shows information about: (i) service-based RSUs and (ii) PSUs.

The market value of the share awards is based on the closing price of Flex’s ordinary shares as of March 31, 2021, which was $             . For PSUs, the number of unearned shares and the market values shown assume all performance criteria are met at either threshold, or target, depending on performance through March 31, 2021. For additional information on our equity incentive programs, see the section entitled “Compensation discussion and analysis—Long-term incentive compensation”.

Share awards
Name	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(1)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(2)

	—	(3)	—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

	—		—	—	—

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	This column includes PSUs granted in fiscal years 2019, 2020 and 2021 under the 2017 Plan, and also PSUs under the 2017 Plan. Vesting of the PSUs granted in fiscal years 2019, 2020 and 2021 is based on Flex’s TSR relative to the return of the S&P 500 Index. Vesting for the stock-priced PSUs is based on achieving certain stock price conditions.

(2)	The projected payouts for PSUs for the 2018-2021, 2019-2022 and 2020—2023 cycles are shown as follows.

(3)	RSUs vest over a period of three or four years, such that, grants of RSUs made in fiscal year 2021 have not vested; % of the grants of RSUs made in fiscal year 2020 have vested, % of the grants of RSUs made in fiscal year 2019 have vested, and % of the grants of RSUs made in fiscal year 2018 have vested.

Shares vested in fiscal year 2021

The following table presents information for each of our NEOs regarding the number of shares acquired upon the vesting of share-based awards in the form of RSUs and PSUs during fiscal year 2021 and the value realized, in each case before payment of any applicable withholding tax and broker commissions. There were no option exercises by our NEOs in 2021 and our NEOs do not hold any unexercised options.

Share Awards
Name	Number of shares acquired on vesting (#)	Value realized on vesting ($)(1)

	—	—

	—	—

	—	—

	—	—

	—	—

(1)	The amounts in this column reflect the aggregate dollar amount realized upon the vesting of RSUs and PSUs, as applicable, determined by multiplying the number of Flex’s ordinary shares underlying such awards by the market value of the underlying shares on the vesting date.

Pension benefits in fiscal year 2021

Our NEOs do not receive any compensation in the form of pension benefits.

Nonqualified deferred compensation in fiscal year 2021

Each of our NEOs is eligible to participate in the 2010 Deferred Plan. Flex’s deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Under the 2010 Deferred Plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Flex may make a discretionary matching contribution for these deferrals to reflect limitations on the matching contribution under Flex’s 401(k) plan. Under this plan, Flex may also make annual contributions, in amounts up to 20% of each participant’s base salary, which will cliff vest after four years. For these annual contributions, 50% of the funding is paid as a percent of base salary and the remaining 50% is performance-based, up to a maximum of 150%. This aligns to the distribution of performance and time-based elements in Flex’s long-term compensation programs. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by a participant or an investment manager on behalf of each participant. Participants in the 2010 Deferred Plan may receive their vested deferred compensation balances upon termination of employment at such time as is specified in their deferral agreements, which may include a lump sum payment or installment payments made over a period of years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

In connection with Flex’s deferred compensation program, Flex has entered into irrevocable trusts into which Flex deposits cash or other assets, equal to the aggregate amount required to be credited to the participants’ deferral accounts, less any applicable taxes to be withheld. The deferred account balances of the participants in these deferred compensation plans are unfunded and unsecured obligations of Flex, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

For a discussion of the contributions granted to each of our NEOs and their vesting terms, including vesting upon the executive’s termination or a change of control of Flex, see the sections entitled “Compensation discussion and analysis—Compensation setting process and fiscal year 2021 executive compensation—Deferred compensation awards” of this prospectus and “Executive compensation—Potential payments upon termination or change of control” below.

The following table presents information for fiscal year 2021 regarding, as applicable: (i) contributions to our NEOs’ deferred compensation plan accounts that are made by the executive; (ii) contributions to our NEOs’ deferred compensation plan accounts that are made by Flex; (iii) aggregate earnings (or losses) on our NEOs’ deferred compensation plan accounts; (iv) aggregate withdrawals and distributions from our NEOs’ deferred compensation plan accounts; and (v) our NEOs’ deferred compensation plan account balances as of the end of the fiscal year. For fiscal year 2021,              each received deferred compensation awards that averaged approximately    % of their 2020 respective base salaries.

Nonqualified deferred compensation table

Name	Executive contributions in last fiscal year ($)(1)	Employer contributions in last fiscal year ($)(2)	Aggregate earnings (losses) in last fiscal year ($)(3)	Aggregate withdrawals/ distributions ($)	Aggregate balance at fiscal year-end ($)(4)

	—	—	—	—	—

	—	—	—	—	—

	—	—	—	—	—

	—	—	—	—	—

	—	—	—	—	—

(1)	Reflects the salary payments deferred by our NEOs during the fiscal year. These amounts are included in the Summary Compensation Table under the “Salary” and “Bonus” columns, as applicable.

(2)	These amounts represent Flex’s employer contributions under the 2010 Deferred Plan. These amounts cliff vest after four years. None of these amounts have vested under this plan as of March 31, 2021. These amounts, including any earnings or losses thereon, will be reported under the “Bonus” column of the Summary Compensation Table upon vesting in future years if the executive continues to be an NEO. For additional information on these amounts and their vesting terms, including vesting upon the executive’s termination or change of control of Flex, see the sections entitled “Compensation discussion and analysis— Compensation setting process and fiscal year 2021 executive compensation—Deferred compensation awards” and “Executive compensation—Potential payments upon termination or change of control.”

(3)	Reflects earnings (or losses) for each NEO on both the vested and unvested portions of the executive’s deferred compensation account(s). The above-market portion of the earnings on the vested portion of the executive’s deferred compensation account(s) is included under the “Change in pension value and nonqualified deferred compensation earnings” column in the Summary Compensation Table. Any earnings that vest in a given year are reported in the “Bonus” column in the Summary Compensation Table.

(4)	The amounts in this column include the following unvested balances related to the respective 2010 Deferred Plan account of our NEOs: —$ ; —$ ; —$ ; and —$ .

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Potential payments upon termination or change of control

As described in the section entitled “Compensation discussion and analysis,” our NEOs do not have employment agreements with us. Our NEOs are eligible for certain termination and change of control benefits under the Flex Severance Program, the 2010 Deferred Plan and under the Flex Equity Plans (as defined below).

Acceleration of vesting of deferred compensation

If the employment of any participant in the 2010 Deferred Plan is involuntarily terminated without cause or is terminated by the executive with good reason within two years following a change of control (as defined in the 2010 Deferred Plan), the entire unvested portion of the deferred compensation account of such participant will vest. In addition, continued vesting of the deferred compensation account that is attributable to 2020 incentive accruals will apply in the event of a participant’s qualifying retirement (with “retirement” meaning a voluntary termination of service after the participant has attained the age 55 and completed at least 5 years of service as an employee with respect to Flex and its affiliates, with such years of age and service totaling, at least 65).

Acceleration of vesting of equity awards

The number of unvested equity awards held by each NEO as of March 31, 2021 is listed above in the Outstanding Equity Awards at 2021 Fiscal Year-End table. All unvested outstanding equity awards held by our NEOs at the end of fiscal year 2021 were granted under Flex’s 2010 Equity Incentive Plan and 2017 Plan (together, the “Flex Equity Plans”) which provide certain benefits to plan participants in the event of the termination of such participant’s employment or a change of control of Flex. The terms of these benefits are described below.

Treatment of certain awards upon retirement

Subject to any waiver by Flex’s compensation committee, all unvested RSU awards and unvested stock options held by a plan participant will be forfeited if the participant’s employment ceases for any reason. However, certain award agreements granted under the Flex Equity Plans provide for continued vesting on the vesting dates specified in such award agreements in the event that a plan participant’s employment ceases due to a qualifying retirement. Such continued vesting has applied traditionally with respect to PSUs (on a pro-rata basis and contingent on attainment of the applicable performance criteria) and, more recently with respect to RSUs granted in fiscal year 2021 (with “retirement” traditionally meaning a voluntary termination of service after the participant has attained the age 60 and completed at least 10 years of service as an employee with respect to Flex and its affiliates, and, more recently for PSU and RSU awards made in fiscal year 2021, after the participant has attained the age 55 and completed at least 5 years of service as an employee with respect to Flex and its affiliates, with such years of age and service totaling, at least 65). At the current time,     and are the only NEOs that satisfy the retirement criteria.

Double-trigger vesting upon a change of control

The Flex Equity Plans include “double trigger” features, meaning that unvested RSU awards vest immediately only if (i) there is a change of control of Flex and (ii)(x) such awards are not converted, assumed or replaced by the successor or survivor corporation or (y) if provided by Flex’s compensation committee, the service of the award recipient is involuntarily terminated within a designated period following the effective date of such change of control, as described below.

Under the terms of the Flex Equity Plans, unless otherwise provided in the applicable award agreement or other agreement between Flex and the participant, in the event of a change of control of Flex (as defined in the Flex Equity Plans) in which the participant’s awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then all forfeiture restrictions on such awards will lapse

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Where awards under the Flex Equity Plans are assumed or continued after a change of control, the Flex compensation committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service within a designated period (not to exceed eighteen (18) months) following the effective date of such change of control. If Flex’s compensation committee so determines, immediately upon an involuntary termination of service following a change of control all forfeiture restrictions on such award will lapse.

Flex severance program

The Flex Severance Program covers (among others) a broad-based group of employees of Flex and its affiliates, including our NEOs. Under the plan, in the event of a participant’s involuntary termination of employment due to reductions in force, such as plant closures, mass layoffs and job elimination, the participant will receive the following benefits, subject to the participant entering into a Severance Agreement:

•

lump-sum severance payment determined pursuant to a formula based on a participant’s base pay and years of service as a regular status employee under Flex Severance Program, resulting in a severance payment not to exceed an amount equal to either six or twelve months, depending on the NEO ; and

•	discretionary payment of a quarterly bonus if the participant worked for the entirety of the applicable calendar quarter.

Potential payments upon termination or change of control as of March 31, 2021

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO under Flex’s compensation and benefit plans as a result of (i) the accelerated vesting of deferred compensation in the case of a change of control with a qualifying termination of employment and (ii) the accelerated vesting of RSUs and PSUs, as applicable, in the event of a change of control if such awards are not assumed by the successor company in connection with the change of control, (iii) involuntary termination resulting in severance pay under the Flex Severance Program or (iv) retirement.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Calculations for this table assume that the triggering event took place on March 31, 2021, the last business day of Flex’s 2021 fiscal year, and are based on the price per share of Flex’s ordinary shares on such date, which was $                 . The following table does not include potential payouts of vested benefits under the 2010 Deferred Plan.

Name	Change in control with termination ($)	Change in control and no assumption of award(1) ($)	Involuntary termination without cause or voluntary termination for good reason ($)	Retirement(3) ($)(2)
Base Pay Severance(3)	—	—	—	—

Bonus Severance(3)	—	—	—	—

Vesting of Service-Based RSUs(4)	—	—	—	—

Total	—	—	—	—

Base Pay Severance(3)	—	—	—	—

Bonus Severance(3)	—	—	—	—

Vesting of Service-Based RSUs(4)	—	—	—	—

Total	—	—	—	—

Base Pay Severance(3)	—	—	—	—

Bonus Severance(3)	—	—	—	—

Vesting of Service-Based RSUs(4)	—	—	—	—

Total	—	—	—	—

Base Pay Severance(3)	—	—	—	—

Bonus Severance(3)	—	—	—	—

Vesting of Service-Based RSUs(4)	—	—	—	—

Total	—	—	—	—

Base Pay Severance(3)	—	—	—	—

Bonus Severance(3)	—	—	—	—

Vesting of Service-Based RSUs(4)	—	—	—	—

Total

(1)	The amounts shown represent the estimated value of the accelerated vesting of RSUs and PSUs (at target) following a change of control under the terms of the Flex Equity Plans, which assumes that such awards are not assumed or replaced by the successor corporation or its parent. If such awards are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate; provided, that Flex’s compensation committee may determine that awards under the Flex Equity Plans may be accelerated if the executive is involuntarily terminated within a certain period (not to exceed 18 months) following a change of control. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of Flex’s ordinary shares on March 31, 2021, the assumed date of the triggering event.

(2)	For termination of service due to retirement, (i) the PSUs will not terminate and (ii) a pro-rata number of vested shares will be issued to the executive upon the vesting of the award pursuant to achieving the performance criteria at the end of the original performance period. The amounts reported assume vesting at 100% of target shares. In addition, RSU awards granted in fiscal year 2021 will remain eligible for continued vesting in the event of a termination of service due to retirement.

(3)	Represents the applicable amount of base salary for the NEO and the quarterly target bonus amount with respect to the quarter ending March 31, 2021 (based on the assumption that such bonus will be payable to the NEO in the discretion of Flex). These amounts are payable only on involuntary termination due to reductions in force, such as plant closures, mass layoffs and job elimination; provided that the executive enters into a Severance Agreement.

(4)	Includes RSUs that vest between March 31, 2021—March 31, 2023 and PSUs that vest between March 31, 2021—March 31, 2022.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Principal stockholders

The following table sets forth information regarding the beneficial ownership of our Class A common stock and Class B common stock, (i) after giving effect to the Transactions, but excluding this offering, and (ii) as adjusted to give effect to this offering, for:

•

each person or group who is known by us to beneficially own 5% or more of our outstanding shares of our Class A common stock or our Class B common stock (including any securities convertible or exchangeable within 60 days into Class A common stock or Class B common stock, as applicable),

•	each member of our board of directors upon completion of this offering and each named executive officer, and

•	the members of our board of directors upon the completion of this offering and our executive officers, as a group.

As described in the sections entitled “Our organizational structure” and “Certain relationships and related party transactions,” each LLC Interest (other than LLC Interests held by us) together with a corresponding number of shares of Class B common stock is exchangeable from time to time at the holder’s option for newly-issued shares of our Class A common stock on a one-for-one basis in accordance with the Exchange Agreement. NewCo may, subject to certain exceptions, exercise such exchange rights for as long as its LLC Interests remain outstanding. See the section entitled “Certain relationships and related party transactions—Exchange agreement.” In connection with this offering, we will issue to NewCo one share of Class B common stock for each LLC Interest NewCo will own. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests NewCo will own immediately after the Transactions. The table below assumes the shares of Class A common stock are offered at $                per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the person or entity has sole or shared voting power or investment power as well as any shares that the person or entity has the right to acquire within 60 days of                , 2021, through the exercise of any option, warrant or other right. In computing the percentage beneficial ownership of a person, Class A common stock or Class B common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or exercisable within 60 days of                , 2021 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that he, she or it beneficially owns, subject to applicable community property laws.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table assumes the underwriters’ option to purchase additional shares is not exercised.

Name and address of beneficial owner	Class A common stock beneficially owned (on a fully exchanged and converted basis)(1)				Class B common stock beneficially owned (on a fully exchanged and converted basis)(1)				Combined voting power after this offering
	Before this offering		After this offering		Before this offering		After this offering
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Flex Ltd. 2 Changi South Lane Singapore 486123		%		%		%		%	%

Directors and Named Executive Officers	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%

All directors and executive officers as a group ( persons)	—	—%	—	—%	—	—%	—	—%	%

The following table assumes the underwriters’ option to purchase additional shares is exercised in full.

	Class A common stock beneficially owned (on a fully exchanged and converted basis)(1)				Class B common stock beneficially owned (on a fully exchanged and converted basis)(1)				Combined voting power after this offering
Name and address of beneficial owner	Before this offering		After this offering		Before this offering		After this offering
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Flex Ltd. 2 Changi South Lane Singapore 486123		%		%		%		%	%

Directors and Named Executive Officers	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%
	—	—%	—	—%	—	—%	—	—%	%

All directors and executive officers as a group ( persons)	—	—%	—	—%	—	—%	—	—%	%

(1)	Each holder of Class B common stock is entitled to 10 votes per share and each holder of Class A common is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class B common stock does not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock. Upon the date on which the shares of Class B common stock held by NewCo and its permitted transferees represent less than 10% of our outstanding shares of common stock, each share of Class B common stock will thereafter entitle its holder to one vote per share of Class B common stock. See the section entitled “Description of capital stock.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Certain relationships and related party transactions

The following is a summary of transactions to which we are a party in which the amount involved exceeded or exceeds $120,000 in any fiscal year since April 2018 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under the sections entitled “Compensation discussion and analysis” and “Management—New director compensation program.”

The Transactions

In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in the section entitled “Our organizational structure.”

Agreements with Flex

Following the Transactions and this offering, we and Flex will operate separately, each as a public company. In connection with this offering, we will enter into a separation agreement with Flex, which is referred to in this prospectus as the “separation agreement.” We will also enter into various other agreements to effect the separation and provide a framework for our relationship with Flex after the separation, including a transition services agreement, an employee matters agreement and a registration rights agreement. These agreements will provide for the allocation between us and Flex of Flex’s employees, liabilities and obligations attributable to periods prior to, at and after our separation from Flex and will govern certain relationships between us and Flex after the separation.

The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to the registration statement of which this prospectus forms a part.

The separation agreement

We intend to enter into a separation agreement with Flex prior to the completion of this offering. The separation agreement will set forth our agreements with Flex regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with Flex following the separation and this offering.

Transfer of assets and assumption of liabilities

The separation agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Flex and us as part of the internal reorganization transaction described herein, and will describe when and how these transfers, assumptions and assignments will occur, though many of the transfers, assumptions and assignments will have already occurred prior to the parties’ entering into the separation agreement. The separation agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and Flex retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The separation agreement will also provide for the settlement or extinguishment of certain liabilities and other

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

obligations between us and Flex. In particular, the separation agreement will provide that, subject to the terms and conditions contained in the separation agreement:

•

“Nextracker Assets” (as defined in the separation agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets primarily (or in the case of intellectual property, exclusively) relating to our business, will be retained by or transferred to us or one of our subsidiaries, except as set forth in the separation agreement or one of the other agreements described below;

•	“Nextracker Liabilities” (as defined in the separation agreement), including, but not limited to, the following will be retained by or transferred to us or one of our subsidiaries:

•	all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from our business;

•	any and all “Nextracker Environmental Liabilities” (as defined in the separation agreement);

•	liabilities (whether accrued, contingent or otherwise) reflected on our pro forma balance sheet;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of our business;

•

any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, manufactured, marketed, distributed, leased or sold by our business;

•	liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of ours or any indebtedness secured exclusively by any of our assets;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to our business;

•

all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC that are related to the separation (including the Form S-1 registration statement of which this prospectus is a part, and this prospectus); and

•

all assets and liabilities (whether accrued, contingent or otherwise) of Flex will be retained by or transferred to Flex or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the separation agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

Except as expressly set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither we nor Flex will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this prospectus with respect to the assets and liabilities of the parties following the Transactions is presented based on the allocation of such assets and liabilities under the separation agreement, unless the

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Cash distribution

As described in the section entitled “Use of proceeds,” net proceeds from this offering will be paid to NewCo as consideration for NewCo’s transfer to us of                LLC Interests (or                LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us. See the section entitled “Use of proceeds.”

Further assurances; separation of guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement have not been consummated on or prior to the date of this offering, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and other transaction agreements. Additionally, we and Flex will use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities (including surety bonds) retained by Flex and its subsidiaries and to remove Flex and its subsidiaries as a guarantor of liabilities (including surety bonds) to be assumed by us.

Shared contracts

Certain shared contracts are to be assigned or amended to facilitate the separation of our business from Flex. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the separation is complete.

Release of claims and indemnification

Except as otherwise provided in the separation agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the separation agreement.

The separation agreement will provide for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation agreement with us and financial responsibility for the obligations

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

and liabilities allocated to Flex under the separation agreement with Flex. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the separation agreement;

•	the assets the indemnifying party assumed or retained pursuant the separation agreement;

•	the operation of the indemnifying party’s business, whether prior to, at, or after this offering; and

•	any breach by the indemnifying party of any provision of the separation agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Legal matters

Except as otherwise set forth in the separation agreement or any ancillary agreement (or as otherwise described above), each party to the separation agreement will assume the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters.

Subsequent distribution or dispositions

Flex has sole discretion in effecting any subsequent distribution or disposition of its beneficial retained interest in the LLC, whether directly or through a distribution or disposition of the stock of NewCo, which holds Flex’s retained interest in the LLC. We are required to cooperate with Flex to effect any subsequent distribution or dispositions.

Board and committee representation

Flex has the right, but not the obligation, to nominate (a) a majority of our directors, and to designate the chairman of our board of directors as long as our controlling stockholder beneficially owns 50% or more of the combined voting power of our outstanding common stock, (b)    % of our directors, as long as our controlling stockholder beneficially owns 40% or more, but less than 50% of the combined voting power of our outstanding common stock, (c)    % of our directors, as long as our controlling stockholder beneficially owns 30% or more, but less than 40% of the combined voting power of our outstanding common stock, (d)    % of our directors, as long as our controlling stockholder beneficially owns 20% or more, but less than 30% of the combined voting power of our outstanding common stock, (e)    % of our directors, as long as our controlling stockholder beneficially owns    % or more, but less than 20% of the combined voting power of our outstanding common stock.

For so long as Flex owns more than 50% or more of the combined power of our outstanding common stock, Flex’s designees will comprise a majority of each committee (so long as the Flex designees comply with the applicable director independence requirements under applicable law, after taking into account “controlled company” exemptions under the rules of the applicable stock exchange).

Flex will have the right, for so long as Flex owns 5% or more of our outstanding common stock but none of Flex’s designees are serving on our board of directors, to inspect and review our books and records and to discuss the affairs, finances and condition of the Company with the officers of the Company. In addition, Flex

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

will be granted access to our auditors and officers, bookkeeping systems and quarterly financial reports. Finally, Flex will have the right to receive copies of all materials provided to our board of directors, access to our officers and directors for consultation with respect to the business and affairs of the Company, information with respect to certain corporate actions and the right to consult in advance with us with respect to such actions, and access to budgets and periodic information packages relating to our operations and cash flows.

Financial reporting covenants

We have agreed to comply with certain covenants relating to our financial reporting for so long as Flex is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting. These covenants include, among others, covenants regarding:

•	delivery or supply of monthly, quarterly and annual financial information and annual budgets and financial projections to Flex;

•	conformity with Flex’s financial presentation and accounting policies;

•	disclosure of information about our financial controls to Flex;

•	provision to Flex of access to our auditors and certain books and records related to internal accounting controls or operations; and

•	cooperation with Flex to the extent requested by Flex in the preparation of Flex’s public filings and press releases.

Additional covenants

We have agreed that for so long as Flex beneficially owns a majority of the total voting power of our then outstanding shares with respect to the election of directors, we will not take the following actions (among others) without Flex’s prior written consent:

•

take any action that would restrict Flex’s ability to transfer its shares of our common stock or limit the rights of Flex as a stockholder of ours in a manner not applicable to our stockholders generally;

•

issue any of our shares or equity in our subsidiaries (but may issue up to shares of our Class A common stock in connection with equity awards granted pursuant to our compensation plans); provided that no issuance of our shares may result in Flex beneficially owning less than a majority of our outstanding shares (on a fully diluted basis) of common stock or less than    % of the total voting power of our then outstanding shares with respect to the election of directors;

•	pay or declare any dividend or other distribution on any of our shares of common stock or equity in our subsidiaries;

•

merge or consolidate with or into any other entity, or transfer all or substantially all of our subsidiaries’ assets, taken as a whole, to another entity, or undertake any transaction that would constitute a “change of control” as defined in our or our subsidiaries’ debt agreements;

•	incur financial indebtedness in a single or a series of related transactions aggregating to more than $ million;

•	acquire equity interests, assets, business, or properties in a single or a series of related transactions aggregating to more than $ million during a calendar year;

•	hire or terminate any executive officer of the Company or designate any new executive officer of the Company;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	amend our amended and restated certificate of incorporation and bylaws, or our subsidiaries’ organizational documents, in a manner that adversely affects Flex;

•	change the size of our board of directors; and

•

to the extent that Flex is a party to any contracts that provide that certain actions or inactions of Flex affiliates may result in Flex being in breach of such contracts, we may not take any actions that reasonably could result in Flex being in breach of such contracts.

In addition, prior to the date on which Flex ceases to beneficially own a majority of the total voting power of our then outstanding shares with respect to the election of directors, we are required to consistently implement and maintain Flex’s business practices and standards in accordance with Flex’s policies and procedures (but may apply materiality thresholds lower than those contained in Flex’s policies and procedures), and we are required to take certain actions to comply with anti-corruption law (including to maintain a compliance and ethics program reasonably equivalent to Flex’s compliance and ethics program).

Pursuant to the separation agreement, for so long as Flex owns at least     % of the total voting power of our then outstanding shares with respect to the election of directors, Flex may transfer all or any portions of its rights relating to the financial reporting and additional covenants and certain other rights under the separation agreement described above so long as the transferee would hold at least    % of the total voting power of our then outstanding shares with the respect to the election of directors.

No restriction on competition

None of the provisions of the separation agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

No hire and no solicitation

Subject to customary exceptions, neither we nor Flex will, without the consent of the other party, hire or retain an employee of the other party or its subsidiaries during the period from and after the completion of this offering until the date on which Flex no longer beneficially owns a majority of our outstanding shares of common stock, and neither we nor Flex will, without the consent of the other party, recruit or solicit an employee of the other party or its subsidiaries for a period of 12 months following the date of completion of this offering.

Corporate opportunities

Following the separation and for so long as Flex beneficially owns at least 10% of the total voting power of our outstanding shares with respect to the election of directors or has any directors, officers or employees who serve on our Board of Directors, our Board of Directors will renounce any interest or expectancy of ours in any corporate opportunities that are presented to Flex or any of its directors, officers or employees in accordance with Section 122(17) of the Delaware General Corporation Law.

Dispute resolution

If a dispute arises between us and Flex under the separation agreement, we and Flex will negotiate to resolve any disputes for a reasonable period of time. If we and Flex are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the separation agreement, the dispute will be resolved by binding and confidential arbitration. The separation agreement will also specify procedures with respect to the disputes subject to arbitration.

Term/termination

Prior to the date on which Flex ceases to beneficially own a majority of the total voting power of our then outstanding shares entitled to vote with respect to the election of directors, Flex has the unilateral right to

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

terminate or modify the terms of the separation agreement and related agreements. After such date, the term of the separation agreement is indefinite and it may only be terminated or amended with the prior written consent of both Flex and us.

Treatment of intercompany loans and advances

Upon completion of the separation, all loans and advances between Flex or any subsidiary of Flex (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, will be terminated other than certain loans and advances that are scheduled to the separation agreement to remain outstanding following the separation.

Other matters governed by the separation agreement

Other matters governed by the separation agreement include, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transition services agreement

We and Flex will enter into a transition services agreement in connection with the separation and this offering, pursuant to which Flex and its subsidiaries will provide us and our subsidiaries with various services. The charges for transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the service.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by either party under certain circumstances, including in the event of an uncured material breach by the other party. If no term is provided for a specified service, then the service will terminate 12 months after the effective date of the transition services agreement. We can generally terminate any individual service prior to the scheduled expiration date, subject to a minimum notice period of 30 days. Flex can generally terminate any individual service upon 90 days advance written notice to us, subject to Flex reimbursing us for certain out-of-pocket costs incurred in obtaining replacement services.

Employee matters agreement

We and Flex will enter into an employee matters agreement that will govern our and Flex’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally will allocate liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

Outstanding flex awards and plans

The employee matters agreement will provide for the treatment of outstanding Flex equity awards held by our employees upon completion of a subsequent distribution or disposition of Flex’s beneficial retained interest in the LLC (if pursued), as described in further detail in the section entitled “Compensation discussion and analysis” and will provide for certain other incentive arrangements.

The employee matters agreement will provide that, following the separation, our employees generally will continue to participate in benefit plans sponsored or maintained by Flex until the earlier to occur of (i) the date that we are no longer a member of the “controlled group” of corporation of Flex (as defined in Section 414(b) of the Code), (ii)                 , 202    or (iii) such earlier date as may be agreed between Flex and us. Following the respective plan transition date, our employees will commence participation in our respective benefit plans.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

General matters

The employee matters agreement also will set forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

Term and termination

Until the date upon which Flex ceases to beneficially own, in the aggregate, a majority of the total voting power of our outstanding shares with respect to the election of directors, Flex will have the unilateral right to terminate or modify the terms of the employee matters agreement. After such date, the term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both Flex and us.

Registration rights agreement

Prior to or concurrently with the completion of this offering, we will enter into a registration rights agreement with NewCo and a wholly-owned subsidiary of NewCo (together with their permitted transferees, the “selling stockholders”) pursuant to which we will grant the selling stockholders certain registration rights with respect to any of our Class A common stock owned by them (including upon conversion of our Class B common stock).

Demand registration

The selling stockholders will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement, and we will be obligated to register such shares as requested by the selling stockholders, subject to limitations on minimum offering size and certain other limited exceptions. We are not required to honor any of these demand registrations if we have effected a registration within the preceding 75 days. The selling stockholders will be able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Piggy-back registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our Class A common stock, the selling stockholders will have the right to include their shares of our Class A common stock in that offering.

Registration expenses and procedures

We will be generally responsible for all expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. The selling stockholders are responsible for any applicable underwriting discounts, commissions or fees, and any stock transfer taxes and fees and expenses of any persons retained by them (other than the fees and expenses of one lead counsel for the selling stockholders, which will be borne by us). The registration rights are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters.

Indemnification

Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of selling stockholders and their affiliates and, in limited situations, by each selling stockholder for the benefit of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

us and our controlled affiliates with respect to the information provided by such selling stockholder included in any registration statement, prospectus or related document.

Transfer

If a selling stockholder transfers shares covered by the agreement, it will be able to transfer the benefits of the registration rights agreement to such transferees, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement held or beneficially owned by selling stockholders and their permitted transferees until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 or Rule 145 under the Securities Act;

•

such selling stockholder and its affiliates hold or beneficially own less than 1% of the then issued and outstanding shares of Class A common stock and such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the manner of sale and volume restrictions in such rule;

•	such shares cease to be outstanding;

•	such shares have been otherwise transferred, do not bear a legend restricting transfer and may be publicly resold without registration under the Securities Act; or

•	such shares have been transferred in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

Other related party agreements

Tax receivable agreement

We intend to use all of the net proceeds from this offering to purchase LLC Interests from NewCo as described in the section entitled “Use of proceeds.” Additionally, we may be required from time to time to acquire LLC Interests together with a corresponding number of shares of our Class B common stock in exchange for our Class A common stock, or, at our election, a cash payment, pursuant to the Exchange Agreement. The LLC intends to have an election under Section 754 of the Code in effect for taxable years in which acquisitions or exchanges of LLC Interests and Class B common stock occur, including with respect to the use of the net proceeds from this offering to purchase LLC Interests and Class B common stock. Pursuant to the election under Section 754 of the Code, transfers and exchanges of LLC Interests and Class B common stock are expected to result in an increase in the tax basis of tangible and intangible assets of the LLC. When we acquire LLC Interests and Class B common stock from NewCo, we expect that both the existing basis and the anticipated basis adjustments under Section 754 of the Code will increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

Under the Tax Receivable Agreement, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account, and we generally will be required to pay to NewCo (or certain permitted transferees thereof) approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual U.S. federal income tax rate and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

an assumed combined state and local income tax rate) as a result of (1) increases in tax basis resulting from exchanges or acquisitions of LLC Interests (including as part of the Transactions or under the Exchange Agreement) and shares of Class B common stock, (2) tax benefits related to imputed interest and (3) payments under the Tax Receivable Agreement.

For purposes of calculating the income tax savings we are deemed to realize under the Tax Receivable Agreement, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using      % for the assumed combined state and local rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefit, subject to the adjustment described below. Furthermore, we will calculate the state and local income tax savings by applying this % rate to the reduction in our taxable income, as determined for U.S. federal income tax purposes, as a result of the tax attributes subject to the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the Tax Receivable Agreement or payments under the Tax Receivable Agreement are accelerated in the event that we materially breach any of our material obligations under the Tax Receivable Agreement (as described below). Under the terms of the Tax Receivable Agreement, we may exercise our right to terminate the Tax Receivable Agreement in exchange for an early termination payment in an amount based on the present value of the anticipated future tax benefits (calculated with certain assumptions). The actual existing tax basis and increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Interests, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.

The payment obligation under the Tax Receivable Agreement is an obligation of Nextracker Inc., not the LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate approximately $                million over 20 years from the date of this offering based on the initial public offering price of $                per share of our Class A common stock (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and assuming all exchanges of LLC Interests occur at the time of this offering. Under such scenario we would be required to pay the owners of LLC Interests approximately     % of such amount, or $                million, over the 20 year period from the date of this offering, and the yearly payments over that time would range between approximately $         million to $         million per year. As a result, investors purchasing shares in this offering or in the public market following this offering will not be entitled to the economic benefit of the tax benefits subject to the Tax Receivable Agreement that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the tax benefits subject to the Tax Receivable Agreement). The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit (subject to the exceptions described below). Payments under the Tax Receivable Agreement are not conditioned upon the ownership of us by NewCo (or any permitted transferees thereof).

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the Tax Receivable Agreement (although we would reduce future amounts otherwise payable under the Tax Receivable Agreement). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the Tax Receivable Agreement. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we actually realize in respect of the attributes to which the Tax Receivable Agreement relates. If there is a significant change to an applicable state tax rate as a result of a legislative change (among other conditions), the parties to the Tax Receivable Agreement will endeavor in good faith to adjust the assumed combined state and local tax rate accordingly.

The Tax Receivable Agreement provides that (1) in the event that we materially breach any of our material obligations under the agreement, whether as a result of failure to make any payment within three months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the Tax Receivable Agreement in a bankruptcy or otherwise or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our (or our successor’s) obligations under the Tax Receivable Agreement (with respect to all LLC Interests, whether or not LLC Interests together with a corresponding number of shares of Class B common stock have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement.

Additionally, the Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) tax savings under the agreement for each taxable year after any such event would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. Furthermore, the Tax Receivable Agreement will determine the tax savings by excluding certain tax attributes that we obtain the use of after the closing date of this offering as a result of acquiring other entities to the extent such tax attributes are the subject of tax receivable agreements that we enter into in connection with such acquisitions.

As a result of the foregoing, (1) we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the Tax Receivable Agreement and (2) if we materially breach a material obligation under the Tax Receivable Agreement or if we elect to terminate the Tax Receivable Agreement early, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We expect to use cash on hand and borrowings under our revolving credit facility to fund payments that we will be required to make under the Tax Receivable Agreement. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on the initial public offering price of $                per share of our Class A common stock (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and a discount rate equal to LIBOR plus 100 basis points, we estimate that we would be required to pay $                million in the aggregate under the Tax Receivable Agreement.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Subject to the discussion above regarding the acceleration of payments under the Tax Receivable Agreement, payments under the Tax Receivable Agreement, if any, will generally be made on an annual basis to the extent we have sufficient taxable income to utilize the increased depreciation and amortization charges and other tax attributes subject to the Tax Receivable Agreement. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense and other tax attributes will not be determined until such time as the financial results for the year in question are known and tax estimates prepared. We expect to make payments under the Tax Receivable Agreement, to the extent they are required, within 150 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to LIBOR plus 100 basis points from the due date (without extensions) of such tax return.

The impact that the Tax Receivable Agreement will have on our consolidated financial statements will be the establishment of a liability, which will be increased upon the exchanges of LLC Interests and shares of Class B common stock for our Class A common stock, representing approximately 85% of the estimated future tax savings we will be deemed to realize, if any, relating to the existing and increased tax basis associated with the LLC Interests and other tax attributes we receive as a result of the acquisition or exchange of LLC Interests and shares of Class B common stock as described above. Because the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, whether such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the Tax Receivable Agreement. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not certain at this time. Decisions made by our controlling stockholder in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by NewCo (or certain permitted transferees thereof) under the Tax Receivable Agreement.

Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of the LLC to make distributions to us. The ability of the LLC to make such distributions will be subject to, among other things, restrictions in our debt facilities and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a rate equal to LIBOR plus 500 basis points until paid (although a rate equal to LIBOR plus 100 basis points will apply if the inability to make payments under the Tax Receivable Agreement is due to limitations imposed on us or any of our subsidiaries by a debt agreement to which the LLC is a party in effect on the date of this prospectus).

Nextracker LLC operating agreement

In connection with the consummation of the Transactions, we, NewCo and a wholly-owned subsidiary of NewCo will enter into the Nextracker LLC Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”).

Appointment as Managing Member

Under the LLC Agreement, we will become a member and the sole manager of the LLC. As the sole manager, we will exclusively control all of the day-to-day business affairs and decision-making of the LLC without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of the LLC and daily management of the LLC’s business. Pursuant to the terms of the LLC Agreement, we cannot be removed or replaced as the sole manager of the LLC except by our resignation, which may be given at any time by written notice to the members.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Compensation, fees and expenses

We will not be entitled to compensation for our services as the manager of the LLC.

Distributions

The LLC Agreement will require “tax distributions,” as that term is used in the agreement to be made by the LLC to its members on a pro rata basis, except to the extent such distributions would render the LLC insolvent or are otherwise prohibited by law or any of our future debt agreements. Tax distributions will be made on a quarterly basis, to each member of the LLC on a pro rata basis including us, based on an assumed tax rate that will generally be equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to a domestic corporation whose principal place of business is in San Francisco, California taking into account the character of tax items and the deductibility of state and local income taxes for federal income tax purposes. The LLC Agreement will also allow for cash distributions to be made by the LLC (subject to our sole discretion as the sole manager of the LLC) to its members on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect the LLC may make distributions out of distributable cash periodically and as necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, except to the extent such distributions would render the LLC insolvent or are otherwise prohibited by law or any of our future debt agreements.

Transfer restrictions

The LLC Agreement generally does not permit transfers of LLC Interests by members, except for transfers to permitted transferees, transfers pursuant to the drag-along right described below and other limited exceptions. The LLC Agreement may impose additional restrictions on transfers that are necessary or advisable so that the LLC is not treated as a “publicly-traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Interests that were transferred to such transferee in such permitted transfer.

The LLC Agreement provides that, in the event that our board of directors and our stockholders approve a Qualified Transaction (as defined below), each member of the LLC agrees to sell all of its LLC Interests to the acquirer or its designee in such Qualified Transaction for an amount of consideration per LLC Interest equal to the amount of consideration to be received per share of Class A common stock in such Qualified Transaction, and otherwise on the same terms and conditions that apply to the Class A common stock in such Qualified Transaction (such right, a “drag-along right”). A “Qualified Transaction” means any merger, consolidation or other business combination of Nextracker Inc., whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger in which holders of Class A common stock receive the same consideration per share paid in the tender offer), unless, following such transaction, all or substantially all of the holders of the voting power of all outstanding classes of common stock and any series of preferred stock issued by Nextracker Inc. that are generally entitled to vote in the election of directors prior to such transaction or series of transactions, continue to hold a majority of the voting power of the surviving entity (or its parent) resulting from such transaction or series of transactions in substantially the same proportions as immediately prior to such transaction or series of transactions.

Except for certain exceptions, any transferee of LLC Interests must assume, by operation of law or executing a joinder to the LLC Agreement, all of the obligations of a transferring member with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the LLC Agreement even if the transferee is not admitted as a member of the LLC. A member shall remain as a member with all rights and obligations until the transferee is accepted as substitute member in accordance with the LLC Agreement.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Ratio of shares of Class A common stock and Class B common stock to LLC Interests

Except as otherwise determined by us, the LLC Agreement will require that we and the LLC at all times maintain a one-to-one ratio between (a) the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us and (b) the number of shares of Class B common stock owned by NewCo and its permitted transferees and the number of LLC Interests owned by NewCo, a wholly-owned subsidiary of NewCo and their permitted transferees. This ratio requirement disregards (x) shares of our Class A common stock under unvested options issued by us, (y) treasury stock, and (z) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of the LLC. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the LLC Agreement, we as manager of the LLC have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding LLC Interests we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in the LLC which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed.

Issuance of LLC Interests upon exercise of options or Issuance of other equity compensation

Upon the exercise of options issued by us (as opposed to options issued by the LLC), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from the LLC a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of the LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution in the LLC equal to the aggregate value of such shares of Class A common stock and the LLC will issue to us a number of LLC Interests equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of the LLC or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to the LLC (or the applicable subsidiary of the LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of the LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to the LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, the LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in the LLC equal to the purchase price for such shares in exchange for an equal number of LLC Interests.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Dissolution

The LLC Agreement will provide that the consent of Nextracker Inc. as the managing member of the LLC and members holding a majority of the voting units will be required to voluntarily dissolve the LLC. In addition to a voluntary dissolution, the LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay debts and liabilities owed to creditors of the LLC (other than members), including all expenses incurred in connection with the liquidation and (2) second, to the members pro-rata in accordance with their respective percentage ownership interests in the LLC (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).

Confidentiality

We, as manager, and each member agree to maintain the confidentiality of the LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation of the LLC Agreement or approved for release by written authorization of certain officers of either Nextracker Inc. or the LLC.

Indemnification

The LLC Agreement will provide for indemnification of the manager, members and officers of the LLC and their respective subsidiaries or affiliates.

Amendments

In addition to certain other requirements, our consent, as manager, and the consent of members holding a majority of the LLC Interests then outstanding and entitled to vote (excluding LLC Interests held directly or indirectly by us) will generally be required to amend or modify the LLC Agreement.

Exchange agreement

We, the LLC and NewCo will enter into the Exchange Agreement substantially concurrently with the consummation of this offering under which NewCo (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange its LLC Interests, together with a corresponding number of shares of Class B common stock, for newly-issued shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, reverse splits, stock dividends, reclassifications and other similar transactions.

The Exchange Agreement will also provide that as a general matter NewCo and a wholly-owned subsidiary of NewCo (or any such permitted transferee thereof) will not have the right to exchange LLC Interests if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which such owner may be subject, including the LLC Agreement. We may also impose additional restrictions on exchanges that we determine to be necessary or advisable so that the LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Interests and Class B common stock for shares of Class A common stock, the number of LLC Interests held by Nextracker Inc. will correspondingly increase as it acquires the exchanged LLC Interests, and a corresponding number of shares of Class B common stock are cancelled. In the event we elect to pay a holder cash in an exchange, we will cause the LLC to cancel the LLC Interests we acquire from such holder and the corresponding number of shares of Class B common stock we acquire will be cancelled by us.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Limitation of liability and indemnification of officers and directors

Our certificate of incorporation and bylaws, each as expected to be in effect upon the completion of this offering, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. For further information, see the section entitled “Description of capital stock—Limitations on liability, indemnification of officers and directors and insurance.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Review, approval or ratification of transactions with related parties

The audit committee of our board of directors will have primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related party transactions.

We will adopt, effective upon the completion of this offering, a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Description of capital stock

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, the forms of which will be filed as exhibits to the registration statement of which this prospectus is a part, as well as all applicable provisions of the Delaware General Corporation Law (the “DGCL”). Because this is only a summary, it may not contain all the information that is important to you.

General

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our certificate of incorporation will authorize                shares of Class A common stock, par value $0.0001 per share,                shares of Class B common stock, par value $0.0001 per share and                 shares of undesignated preferred stock, par value $0.0001 per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors (the “Board”).

As of the date of this prospectus, Flex currently beneficially owns all of our outstanding common stock and no shares of preferred stock have been designated or are outstanding. Upon completion of this offering, there will be outstanding                 shares of Class A common stock,                shares of Class B common stock and no shares of preferred stock. The number of shares of common stock to be outstanding after this offering excludes                 shares of Class A common stock that will be available for future issuance under our 2021 Equity Incentive Plan, which will be available for issuance upon the effectiveness of the registration statement of which this prospectus forms a part.

Class A common stock

Holders of our Class A common stock are entitled to the rights set forth below.

Voting rights

Each holder of our Class A common stock will be entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority in voting power of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

Dividends

Subject to any preferential rights of any outstanding preferred stock, holders of our Class A common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of us, holders of our Class A common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

No preemptive or similar rights

Holders of our Class A common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class A common stock.

Class B common stock

Holders of our Class B common stock are entitled to the rights set forth below. Immediately after the Transactions, NewCo will own 100% of the outstanding shares of our Class B common stock. Only NewCo and its permitted transferees of Class B common stock will be permitted to hold shares of our Class B common stock.

Voting rights

Each holder of our Class B common stock will be entitled to 10 votes for each share on all matters to be voted upon by stockholders. Upon the date on which the shares of Class B common stock held by NewCo and its permitted transferees represent less than 10% of our outstanding shares of common stock, each share of Class B common stock will thereafter entitle its holder to one vote per share of Class B common stock. At each meeting of the stockholders, a majority in voting power of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

We intend to enter into the separation agreement with Flex, which will give our controlling stockholder the right to nominate a majority of our directors after the consummation of this offering as long as our controlling stockholder beneficially owns 50% or more of the total voting power of our outstanding common stock and will specify how our controlling stockholder’s nominations rights shall decrease as our controlling stockholder’s beneficial ownership of our common stock also decreases. See the section entitled “Certain relationships and related party transactions—Separation agreement—Board and committee representation.”

Dividends

The holders of outstanding shares of Class B common stock do not have any right to receive dividends or any distribution upon our liquidation, dissolution or winding-up.

No preemptive or similar rights

Holders of our Class B common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class B common stock.

Combined voting power of Class A common stock and Class B common stock

Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters requiring approval by our common stockholders unless otherwise required by law.

Upon the completion of this offering, and assuming no exercise of the underwriters’ option to purchase                additional shares of Class A common stock, holders of shares of our Class A common stock will hold approximately    % of the total voting power of our outstanding common stock and holders of shares of our Class B common stock will hold approximately    % of the total voting power of our outstanding common stock.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

If the underwriters exercise in full their option to purchase an additional                shares of Class A common stock, holders of our Class A common stock will hold approximately    % of the total voting power of our outstanding common stock and holders of our Class B common stock will hold approximately    % of the total voting power of our outstanding common stock.

Preferred stock

Under the terms of our amended and restated certificate of incorporation, the Board will be authorized, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to issue up to      shares of preferred stock in one or more series without further action by the holders of our common stock. The Board will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-takeover effects of various provisions of Delaware law and our certificate of incorporation and bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with Board. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover statute.    We will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of our Class A common stock held by our stockholders.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, Flex and its affiliates have been approved by our Board as an interested stockholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203. For so long as Flex beneficially owns a majority of the total voting power of our outstanding shares, and therefore has the ability to designate a majority of the Board, directors designated by Flex to serve on the Board would have the ability to pre- approve other parties, including potential transferees of Flex’s shares of our common stock, so that Section 203 would not apply to such other parties.

Classified board.    Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following this offering, which we expect will be held in 2022. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2023, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2024. Commencing with the first annual meeting of stockholders following this offering, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of directors.    Our amended and restated bylaws will provide that our stockholders may remove our directors only for cause, by an affirmative vote of holders of at least the majority of our voting stock then outstanding.

Amendments to certificate of incorporation.    Our amended and restated certificate of incorporation will provide that, from and after such time as Flex ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon, the affirmative vote of the holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal and filling of vacancies with respect to the Board, the advance notice to be given for nominations for elections of directors, the calling of special meetings of stockholders, cumulative voting, stockholder action by written consent, certain relationships and transactions with Flex, forum selection, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Amendments to bylaws.    Our amended and restated certificate of incorporation and bylaws will provide that, from and after such time as Flex ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon, our amended and restated bylaws may only be amended by the Board or by the affirmative vote of holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class.

Size of board and vacancies.    Our amended and restated bylaws will provide that the Board will consist of not less than                     nor greater than                directors, the exact number of which will be fixed exclusively by the Board. Any vacancies created in the Board resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Board will hold office until the earlier of the expiration

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.

Special stockholder meetings.    Our amended and restated certificate of incorporation will provide that special meetings of stockholders may be called only by the secretary upon a written request delivered to the secretary by (a) the Board pursuant to a resolution adopted by a majority of the entire Board, (b) the chairperson of the Board or (c) the chief executive officer of the Company. Stockholders may not call special stockholder meetings.

Stockholder action by written consent.    Our amended and restated certificate of incorporation will provide that, until such time as Flex ceases to beneficially own a majority of the total voting power of our outstanding shares with respect to the election of directors, our stockholders may act by written consent. Our amended and restated certificate of incorporation will, from and after such time as Flex ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote with respect to the election of directors, expressly eliminate the right of our stockholders to act by written consent. From and after such time, stockholder action must take place at the annual or a special meeting of our stockholders.

Requirements for advance notification of stockholder nominations and proposals.    Our amended and restated certificate of incorporation will mandate that stockholder nominations for the election of directors will be given in accordance with the bylaws. The amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, the bylaws will require that candidates for election as director disclose their qualifications and make certain representations.

No cumulative voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated preferred stock.    The authority that the Board will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Choice of forum.    Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim to enforce any liability or duty created by the Exchange Act or any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. See the section entitled “Risk factors—Our amended and restated certificate

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Conflicts of interest; corporate opportunities

In order to address potential conflicts of interest between us and Flex, our amended and restated certificate of incorporation will contain certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Flex and its directors, officers and/or employees and our rights, powers, duties and liabilities and those of our directors, officers, employees and stockholders in connection with our relationship with Flex. In general, these provisions recognize that we and Flex may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Flex will continue to have contractual and business relations with each other, including directors, officers and/or employees of Flex serving as our directors, officers and/or employees.

Our amended and restated certificate of incorporation will provide that Flex will have no duty to communicate information regarding a corporate opportunity to us or to refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers or vendors. Moreover, our amended and restated certificate of incorporation will provide that for so long as Flex owns at least 10% of the total voting power of our outstanding shares with respect to the election of directors or otherwise has one or more directors, officers or employees serving as our director, officer or employee, in the event that any of our directors, officers or employees who is also a director, officer or employee of Flex acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and Flex, such director, officer or employee shall to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity, and we, to the fullest extent permitted by law, renounce any interest or expectancy in such business opportunity, and waive any claim that such business opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, if he or she acts in a manner consistent with the following policy: such corporate opportunity offered to any person who is our director, officer or employee and who is also a director, officer or employee of Flex shall belong to us only if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and otherwise shall belong to Flex.

Our amended and restated certificate of incorporation also will provide for special approval procedures that may be utilized if it is deemed desirable by Flex, us, our affiliates or any other party, that we take action with specific regard to transactions or opportunities presenting potential conflicts of interest, out of an abundance of caution, to ensure that such transactions are not voidable, or that such an opportunity or opportunities are effectively disclaimed. Specifically, we may employ any of the following special procedures:

•

the material facts of the transaction and the director’s, officer’s or employee’s interest are disclosed or known to the Board or duly appointed committee of the Board and the Board or such committee authorizes, approves or ratifies the transaction by the affirmative vote or consent of a majority of the directors (or committee members) who have no direct or indirect interest in the transaction and, in any event, of at least two directors (or committee members); or

•	the material facts of the transaction and the director’s interest are disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such transaction.

Any person purchasing or otherwise acquiring any interest in any shares of our common stock will be deemed to have consented to these provisions of the amended and restated certificate of incorporation.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Limitations on liability, indemnification of officers and directors and insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws will also provide that we must indemnify and advance reasonable expenses to its directors and, subject to certain exceptions, officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholders approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. As noted above, the existence of authorized but unissued shares of common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock will be                .

Listing

We intend to apply for listing of our Class A common stock on                under the symbol “NXTK.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Shares available for future sale

We cannot predict with certainty the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price prevailing from time to time. In addition, Flex has sole discretion in effecting any subsequent distribution or disposition of its beneficial retained interest in the LLC, including through a distribution or disposition of our shares. The sale or other availability of substantial amounts of our Class A common stock in the public market or the perception that such sales could occur could adversely affect the prevailing market price of the Class A common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have      shares of Class A common stock outstanding (or shares of Class A common stock outstanding if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Subject to any restrictions under the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144 described below, all of the shares of our Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

Sale of restricted shares

All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. Immediately following the completion of this offering, Flex will own     % of our outstanding common stock (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Shares held by Flex will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreements described below, Flex will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the price of our Class A common stock.

In addition, upon the completion of this offering, Flex will beneficially own                shares of our Class B common stock. Any of our currently issued and outstanding capital stock that may be held by Flex would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of common stock will not be freely transferable to the public. However, prior to the completion of this offering, we expect to enter into a registration rights agreement with Flex that requires us to register under the Securities Act the resale of shares of our Class A common stock (upon conversion of Class B common stock and LLC Interests held by Flex and its affiliates), subject to the lock-up agreements described below. See the section entitled “Certain relationships and related party transactions—Registration rights agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our Class A common stock for at least six

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months immediately preceding a proposed sale, and who has beneficially owned shares of our Class A common stock for at least one year, would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our Class A common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after completion of this offering; and

•	the average weekly trading volume of our Class A common stock on during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our Class A common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, an employee, director, officer, consultant or advisor who purchase shares of our Class A common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is eligible to resell such shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

Registration statement on Form S-8

We intend to file a registration statement on Form S-8 to register the issuance of an aggregate of              shares of our Class A common stock reserved for issuance under our incentive plan. Such registration statement will become effective upon filing with the SEC, and shares of our Class A common stock covered by such registration statement will be eligible for resale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described in this prospectus.

Lock-up agreements

We, our anticipated officers and directors and Flex have agreed with the underwriters that, without the prior written consent of J.P. Morgan Securities LLC, we and they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. J.P. Morgan Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares of our Class A common stock subject to the lock-up. See “Underwriting.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Material U.S. federal income tax considerations for non-U.S. holders of our Class A common stock

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that was acquired in this offering and that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons as defined under the Code have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner and the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the tax laws of any state, local or other taxing jurisdiction.

Dividends

We do not anticipate paying any cash dividends to holders of our Class A common stock in the foreseeable future. See the section entitled “Dividend policy.” If we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid

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from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on disposition of Class A common stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of Class A common stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An

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individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). While we do not currently have an intention to pay dividends, if a dividend were paid to a non-U.S. Holder of our Class A common stock, U.S. withholding tax could occur depending upon the country of residence of the non-U.S. holder and the applicability of any tax treaties. If we are or become a “United States real property holding corporation,” however, so long as our Class A common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our Class A common stock will be subject to U.S. federal income tax on the sale or other disposition of our Class A common stock.

Information reporting and backup withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional withholding requirements under FATCA

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons are subject to, and fail to comply with, certain information reporting requirements. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends.

Payments of dividends that you receive in respect of shares of our Class A common stock could be affected by this withholding if you are subject to FATCA information reporting requirements and fail to comply with them or if you hold shares of our Class A common stock through a non-U.S. person (e.g., a foreign bank or broker) that

Confidential Treatment Requested by Nextracker Inc.

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fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Proposed Treasury regulations, the preamble to which states that taxpayers may rely upon until final regulations are issued, eliminate withholding on payments of gross proceeds. An intergovernmental agreement between the United States and your country of residence (or the country of residence of the non-U.S. person receiving payments on your behalf) may modify the requirements described above. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Underwriting

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.

Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exercisable or exchangeable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of Class A common stock or securities convertible into or exercisable for shares of Class A common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of Class A common stock or securities convertible into or exercisable or exchangeable for shares of Class A common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC (collectively with the Class A common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such

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persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members, stockholders or limited partners of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of Class A common stock (including “net” or “cashless” exercise), including for the payment of exercise price and/or tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exchange of Class B common stock and LLC Interests for Class A common stock in accordance with the Exchange Agreement; (c) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of Class A common stock or warrants to acquire shares of Class A common stock, provided that any Class A common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (e) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to list our Class A common stock on                under the symbol “NXTK.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing

Confidential Treatment Requested by Nextracker Inc.

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or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and

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other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

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(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”).

provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as

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“relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Monaco

The shares may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Company. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to

Confidential Treatment Requested by Nextracker Inc.

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investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in New Zealand

This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMC Act”). The shares may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;
•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;
•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;
•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or
•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the account or the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been and will not be registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) by the Monetary Authority of Singapore and the offer of the shares in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA;

(b)	to an accredited investor (as defined in Section 4A of the SFA) (an “Accredited Investor”) or other relevant person (as defined in Section 275(2) of the SFA) (a “Relevant Person”) pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the shares are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)	a corporation (which is not an Accredited Investor, the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the shares except:

(i)	to an Institutional Investor or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the People’s Republic of China (“PRC”) and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates

Confidential Treatment Requested by Nextracker Inc.

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(including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Bermuda

The shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the issuer. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in Bahamas

The shares may not be offered or sold in The Bahamas via a public offer. The shares may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a): the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorised financial service providers under South African law;

(v)	financial institutions recognised as such under South African law;

(vi)	a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

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Section 96 (1) (b): the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Chile

THESE SHARES ARE PRIVATELY OFFERED IN CHILE PURSUANT TO THE PROVISIONS OF LAW 18,045, THE SECURITIES MARKET LAW OF CHILE, AND NORMA DE CARÁCTER GENERAL NO. 336 (“RULE 336”), DATED JUNE 27, 2012, ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (“SVS”), THE SECURITIES REGULATOR OF CHILE, TO RESIDENT QUALIFIED INVESTORS THAT ARE LISTED IN RULE 336 AND FURTHER DEFINED IN RULE 216 OF JUNE 12, 2008 ISSUED BY THE SVS.

PURSUANT TO RULE 336 THE FOLLOWING INFORMATION IS PROVIDED IN CHILE TO PROSPECTIVE RESIDENT INVESTORS IN THE OFFERED SECURITIES:

1.	THE INITIATION OF THE OFFER IN CHILE IS , 2021.

2.	THE OFFER IS SUBJECT TO NCG 336 OF JUNE 27, 2012 ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (SUPERINTENDENCY OF SECURITIES AND INSURANCE OF CHILE).

3.	THE OFFER REFERS TO SECURITIES THAT ARE NOT REGISTERED IN THE REGISTRO DE VALORES (SECURITIES REGISTRY) OR THE REGISTRO DE VALORES EXTRANJEROS (FOREIGN SECURITIES REGISTRY) OF THE SVS AND THEREFORE:

a.	THE SECURITIES ARE NOT SUBJECT TO THE OVERSIGHT OF THE SVS; AND

b.	THERE ISSUER THEREOF IS NOT SUBJECT TO REPORTING OBLIGATION WITH RESPECT TO ITSELF OR THE OFFERED SECURITIES.

4.	THE SECURITIES MAY NOT BE PUBLICLY OFFERED IN CHILE UNLESS AND UNTIL THEY ARE REGISTERED IN THE SECURITIES REGISTRY OF THE SVS.

INFORMACIÓN A LOS INVERSIONISTAS RESIDENTES EN CHILE

LOS VALORES OBJETO DE ESTA OFERTA SE OFRECEN PRIVADAMENTE EN CHILE DE CONFORMIDAD CON LAS DISPOSICIONES DE LA LEY N° 18.045 DE MERCADO DE VALORES, Y LA NORMA DE CARÁCTER GENERAL N° 336 DE 27 DE JUNIO DE 2012 (“NCG 336”) EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE, A LOS “INVERSIONISTAS CALIFICADOS” QUE ENUMERA LA NCG 336 Y QUE SE DEFINEN EN LA NORMA DE CARÁCTER GENERAL N° 216 DE 12 DE JUNIO DE 2008 EMITIDA POR LA MISMA SUPERINTENDENCIA.

EN CUMPLIMIENTO DE LA NCG 336, LA SIGUIENTE INFORMACIÓN SE PROPORCIONA A LOS POTENCIALES INVERSIONISTAS RESIDENTES EN CHILE:

1.	LA OFERTA DE ESTOS VALORES EN CHILE COMIENZA EL DÍA DE 2021.

2.	LA OFERTA SE ENCUENTRA ACOGIDA A LA NCG 336 DE FECHA ECHA 27 DE JUNIO DE 2012 EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS.

3.	LA OFERTA VERSA SOBRE VALORES QUE NO SE ENCUENTRAN INSCRITOS EN EL REGISTRO DE VALORES NI EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA SUPERINTENDENCIA DE VALORES Y SEGUROS, POR LO QUE:

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

a.	LOS VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ESA SUPERINTENDENCIA; Y

b.	EL EMISOR DE LOS VALORES NO ESTÁ SUJETO A LA OBLIGACIÓN DE ENTREGAR INFORMACIÓN PÚBLICA SOBRE LOS VALORES OFRECIDOS NI SU EMISOR.

4.	LOS VALORES PRIVADAMENTE OFRECIDOS NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Legal matters

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Sidley Austin LLP, Palo Alto, California. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California is acting as counsel to the underwriters.

Experts

The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referenced are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at website of the SEC referred to above. We also maintain a website at www.nextracker.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER INC.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Flex Ltd., Singapore

Opinion on the financial statements

We have audited the accompanying combined balance sheets of NEXTracker as described in Note 1 (the “Company”) as of March 31, 2020 and 2019, the related combined statements of operations and comprehensive income (loss), parent company equity, and cash flows, for each of the two years in the period ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Jose, California

April 7, 2021

We have served as the Company’s auditor since 2021.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Combined balance sheets

	As of March 31,
(In thousands)	2020	2019

Assets

Current assets:
Cash	$2,950	$14,371
Accounts receivable, net of allowance for doubtful accounts (Note 2)	222,816	187,837
Inventories	61,185	25,449
Other current assets	15,851	5,175

Total current assets	302,802	232,832
Property and equipment, net	3,937	5,347
Goodwill	265,153	265,153
Other intangible assets, net	25,506	40,391
Other assets	21,762	13,716

Total assets	$619,160	$557,439

Liabilities and Parent Company Equity

Current liabilities:
Accounts payable	$175,474	$105,501
Accrued expenses	41,989	24,853
Deferred revenue	85,525	14,351
Due to related parties	41,446	27,803
Other current liabilities	18,425	6,983

Total current liabilities	362,859	179,491
Other liabilities	25,237	18,611
Commitments and contingencies (Note 8)

Parent company equity:
Accumulated net parent investment	231,064	359,337

Total parent company equity	231,064	359,337

Total liabilities and parent company equity	$619,160	$557,439

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Combined statements of operations and comprehensive income (loss)

	Fiscal year ended March 31,
(In thousands)	2020	2019
Revenue	$1,171,287	$660,741
Cost of sales	958,380	604,207

Gross profit	212,907	56,534
Selling, general and administrative expenses	55,361	46,805
Research and development	8,641	8,562

Operating income	148,905	1,167
Interest and other, net	(24)	407

Income before income taxes	148,929	760

Provision for income taxes	30,673	2,350

Net income (loss) and comprehensive income (loss)	$118,256	$(1,590)

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Combined statements of parent company equity

(In thousands)	Net parent investment
BALANCE AT APRIL 1, 2018	$341,407
Stock-based compensation expense	7,897
Net loss	(1,590)
Net transfers from Parent	11,623

BALANCE AT MARCH 31, 2019	359,337
Stock-based compensation expense	4,236
Net income	118,256
Net transfers to Parent	(250,765)

BALANCE AT MARCH 31, 2020	$231,064

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Combined statements of cash flows

	Fiscal year ended March 31,
(In thousands)	2020	2019

Cash flows from operating activities:
Net income (loss)	$118,256	$(1,590)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and other impairment charges	17,948	18,560
Provision for doubtful accounts (Note 2)	1,852	5,377
Non-cash other expense (income)	1,552	(177)
Stock-based compensation	4,236	7,897
Deferred income taxes	(5,813)	(8,283)
Changes in operating assets and liabilities:
Accounts receivable	(36,830)	(7,090)
Inventories	(35,736)	(1,844)
Other current and noncurrent assets	(11,102)	1,854
Accounts payable	69,947	(37,973)
Other current and noncurrent liabilities	28,741	5,500
Deferred revenue (current and noncurrent)	74,305	8,797
Due to related parties	13,643	(4,944)

Net cash provided by (used in) operating activities	240,999	(13,916)

Cash flows from investing activities:
Purchases of property and equipment	(1,655)	(2,524)
Proceeds from the disposition of property and equipment	—	396
Purchase of intangible assets	—	(2,000)

Net cash used in investing activities	(1,655)	(4,128)

Cash flows from financing activities:
Net transfers (to) from Parent	$(250,765)	$11,623

Net cash provided by (used in) financing activities	(250,765)	11,623

Net change in cash	(11,421)	(6,421)
Cash beginning of year	14,371	20,792

Cash end of year	$2,950	$14,371

Non-cash investing activities:
Unpaid purchases of property and equipment	$391	$365

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements

1. Organization of Nextracker

The accompanying combined financial statements include the operations that comprise the legacy solar tracker business of Flex Ltd. (“Flex” or the “Parent”), including NEXTracker Inc. and its subsidiaries, collectively called NEXTracker Inc. (“NEXTracker” or the “Company”). The combined financial statements have been derived from the consolidated financial statements and accounting records of Flex. See Note 2 for basis of presentation details.

NEXTracker was acquired by Flex in 2015. In 2016, Flex acquired BrightBox Technologies, Inc. (“BrightBox”) on behalf of NEXTracker to further its machine learning capabilities. Historically, NEXTracker operated as a portion of the Industrial and Emerging Industries reportable segment of Flex, and its results of operations have been reported in the Parent’s consolidated financial statements.

NEXTracker is the leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects around the world. NEXTracker’s products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. NEXTracker has led the solar industry based on gigawatts (“GW”) shipped globally in the last five consecutive years from 2015 to 2019 and in the United States in the last four consecutive years from 2016 to 2019. NEXTracker has operations in the United States, Mexico, Chile, Spain, India, Australia and Brazil.

Subsequent events

NEXTracker evaluated subsequent events through April 7, 2021, which is the date the combined financial statements were available to be issued. Based on this review, NEXTracker did not identify any subsequent events that would have required adjustment or disclosure in the combined financial statements, except as follows:

In the quarter ended March 31, 2021, Flex terminated the cash pooling arrangement and repaid approximately $467 million to NEXTracker. Subsequent to the repayment, NEXTracker issued a dividend of approximately $331 million to Flex.

2. Summary of accounting policies

Basis of presentation

Throughout the period covered by the combined financial statements, NEXTracker did not operate as a separate entity and stand-alone separate historical financial statements for NEXTracker have not been prepared. NEXTracker is primarily comprised of certain stand-alone legal entities for which discrete financial information is available. The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from the Parent’s consolidated financial statements and accounting records, using the Parent’s historical basis in NEXTracker’s assets and liabilities. These combined financial statements reflect NEXTracker’s financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America (“GAAP”). NEXTracker’s financial position, results of operations and cash flows may not be indicative of its condition had NEXTracker been a separate stand-alone entity during the periods presented. Further, the results stated herein may not be indicative of what its financial position, results of operations and cash flows might be if NEXTracker operates as a separate, stand-alone company in the future. The combined financial statements included herein do not reflect any changes that may occur in NEXTracker’s financing and operations as a result of an initial public offering.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

The combined financial statements include all revenues, expenses, assets and liabilities directly attributable to NEXTracker. Where it is possible to specifically attribute such expenses to activities of NEXTracker, these amounts have been charged or credited directly to NEXTracker without allocation or apportionment. The combined statements of operations also include allocations of certain costs from Flex incurred on NEXTracker’s behalf. Such corporate-level costs are allocated to NEXTracker using methods based on proportionate formulas such as revenue and headcount, among others. Such corporate-level costs include costs pertaining to accounting and finance, legal, human resources, information technology, insurance, tax services, and other costs. Such costs may not represent the amounts that would have been incurred had NEXTracker operated autonomously or independently from Flex. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these costs may not be indicative of what NEXTracker may incur in the future.

All intracompany transactions and accounts within NEXTracker have been eliminated. All significant transactions between NEXTracker and Flex that have not been historically cash settled have been included in the combined balance sheets within accumulated net parent investment and reflected in the combined statements of cash flows as a financing activity as these are deemed to be internal financing transactions.

In connection with the Parent’s acquisition of NEXTracker and BrightBox in 2015 and 2016, respectively, Flex applied pushdown accounting to separate financial statements of acquired entities in accordance with ASC 805. The application of pushdown accounting impacted goodwill and intangible assets (see Note 5).

Cash included in the combined balance sheets reflects cash that is controlled by NEXTracker. Flex’s debt has not been allocated to NEXTracker for any of the periods presented because the debt is not specifically identifiable to NEXTracker.

Flex maintains share-based compensation plans at a corporate level. NEXTracker employees participate in those plans and a portion of the cost of those plans is included in NEXTracker’s combined financial statements. See Note 6 for a further description of the accounting for share-based compensation.

Foreign currency translation

The reporting currency of NEXTracker is the United States dollar (“USD”). The functional currency of NEXTracker and its subsidiaries is USD. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in interest and other, net in the accompanying combined statements of operations and comprehensive income (loss) when realized and were not material for the fiscal years ended March 31, 2020 and 2019.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things, impairment of goodwill, impairment of long-lived assets, allowance for doubtful accounts, reserve for excess or obsolete inventories, valuation of deferred tax assets, warranty reserves, contingencies, operation accruals, and fair values of stock options and restricted share unit awards

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

granted under stock-based compensation plans. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the combined financial statements.

In December 2019, a novel strain of coronavirus, SARS-CoV-2, which causes coronavirus disease 2019, or COVID-19, surfaced in Wuhan, China. Since then, COVID-19 has spread across the globe, including the United States. The COVID-19 pandemic has resulted in a widespread public health crisis and numerous disease control measures being taken to limit its spread, including travel bans and restrictions, quarantines, shelter-in-place orders, shutdowns, and social distancing measures. These events and control measures have impacted and continue to impact NEXTracker’s operations, and the operations of its customers and its suppliers. While most of NEXTracker’s employees have been able to adequately perform their jobs from home, NEXTracker has nonetheless experienced certain disruptions due to illness and the effect of governmental mandates and recommendations, as well as the measures it has taken to mitigate the impact of COVID-19 at its offices around the world. The extent to which the COVID-19 pandemic will impact NEXTracker’s business and results of operations in the future will be dependent on ongoing developments such as the length and severity of the crisis, the potential resurgence of COVID-19 and its variants, future government actions in response to the crisis, the acceptance and effectiveness of the COVID-19 vaccines and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. NEXTracker has considered potential impacts arising from COVID-19 and is not presently aware of any events or circumstances that require updates to NEXTracker’s estimates or judgments or revisions to the carrying value of its assets or liabilities.

Revenue recognition

NEXTracker accounts for revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue From Contracts With Customers (“ASC 606”) for all periods presented. In applying ASC 606, NEXTracker recognizes revenue from the sale of solar tracker systems, parts, extended warranties on solar tracker systems components and software licenses along with associated maintenance and support. In determining the appropriate amount of revenue to recognize, NEXTracker applies the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) NEXTracker satisfies a performance obligation. In assessing the recognition of revenue, NEXTracker evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations. Further, NEXTracker assesses whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time.

NEXTracker’s contracts for specific solar tracker system projects with customers are predominantly accounted for as one performance obligation. NEXTracker’s performance creates and enhances an asset that the customer controls as the Company performs under the contract, which is principally as tracker system components are delivered to the designated project site. The customer obtains control of the tracker system components and therefore owns the subsequent work-in-process over the course of the project, resulting in the recognition of the performance obligation over time. The measure of progress is estimated using an input method based on costs incurred to date on the project as a percentage of total expected costs to be incurred. The costs of materials and hardware components are recognized as incurred, which is typically upon delivery to the

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

customer site or upon transfer of control while in transit. As such, the cost-based input measure is considered the best measure of progress in depicting NEXTracker’s performance in completing a tracker system.

Contracts with customers that result in multiple performance obligations include contracts for the sale of components, solar tracker system project contracts with an extended warranty, and contracts for the sale of software solutions.

For contracts related to sale of components, NEXTracker’s obligation to the customer is to deliver components that are used by the customer to create a tracker system and does not include engineering or other professional services. Each component is a distinct performance obligation, and often the components are delivered in batches at different points in time. NEXTracker estimates the standalone selling price (“SSP”) of each performance obligation based on a cost plus margin approach. Revenue allocated to a component is recognized at the point in time that control of the component transfers to the customer.

At times, a customer will purchase a service-type warranty with a tracker system project. NEXTracker uses a cost plus margin methodology to determine the SSP for both the tracker system project and the extended warranty. The revenue allocated to each performance obligation is recognized over time based on the period over which control transfers. The Company recognizes revenue allocated to the extended warranty on a straight-line basis over the contractual service period, which is generally 10 to 15 years. This period starts once the standard workmanship warranty expires, which is generally 5 to 10 years from the date control of the underlying tracker system components is transferred to the customer. To date, no revenues have been recognized related to extended warranty.

NEXTracker generates revenues from sales of software licenses of its TrueCapture and NX Navigator offerings, which are often sold separately from the tracker system. Software licenses are generally sold with maintenance services, which include ongoing security updates, upgrades, bug fixes and support. The software license and the maintenance services are separate performance obligations. NEXTracker estimates the SSP of the software license using an adjusted market approach and estimates the SSP of the maintenance service using a cost plus margin approach. Revenue allocated to the software license is recognized at a point in time upon transfer of control of the software license, and revenue allocated to the maintenance service is generally recognized over time on a straight-line basis during the maintenance term. Revenues related to sales of software licenses were immaterial for the years ended March 31, 2020 and 2019.

Contract estimates

Accounting for contracts for which revenue is recognized over time requires NEXTracker to estimate the expected margin that will be earned on the project. These estimates include assumptions on labor productivity and availability, the complexity of the work to be performed, and the cost and availability of materials including variable freight costs. NEXTracker reviews and updates its contract-related estimates each reporting period and recognizes changes in estimates on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, NEXTracker recognizes the total loss in the period it is identified.

Contract balances

The adoption of ASC 606 resulted in the establishment of unbilled receivables and contract liabilities on NEXTracker’s balance sheet. The timing of revenue recognition, billings and cash collections results in accounts

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

receivable (including unbilled receivables), and deferred revenue (contract liabilities) on the combined balance sheets. The majority of NEXTracker’s contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. When billing occurs subsequent to revenue recognition, an unbilled receivable results, as the right to consideration not yet invoiced is considered unconditional. Unbilled receivables of $105.1 million and $85.1 million as of March 31, 2020 and 2019, respectively, are included in accounts receivable, net of allowance for doubtful accounts on the combined balance sheets.

During the years ended March 31, 2020 and 2019, NEXTracker converted $14.4 million and $7.5 million deferred revenue to revenue, respectively, which represented 78% and 78%, respectively, of deferred revenue balance. Beginning balance of deferred revenue as of April 1, 2018 was $9.7 million. The remaining long-term unperformed obligation primarily relates to extended warranty for certain projects.

Remaining performance obligations

As of March 31, 2020, NEXTracker had $92.8 million of the transaction price allocated to the remaining performance obligations. The Company expects to recognize revenue on 92% of these performance obligations in the next 12 months. The $71.2 million increase in short-term deferred revenue balance from March 31, 2019 to March 31, 2020 was primarily driven by the expansion of NEXTracker’s operations and payments received in advance due to high demand from customers procuring system components under the safe harbor provisions of the U.S. Investment Tax Credit (“ITC”).

Practical expedients and exemptions

NEXTracker has elected to adopt certain practical expedients and exemptions as allowed under ASC 606, such as (i) recording sales commissions as incurred because the amortization period is less than one year, (ii) not adjusting for the effects of significant financing components when the contract term is less than one year, (iii) excluding collected sales tax amounts from the calculation of revenue and (iv) accounting for the costs of shipping and handling activities that are incurred after the customer obtains control of the product as fulfillment costs rather than a separate service provided to the customer for which consideration would need to be allocated.

Fair value

The fair values of NEXTracker’s cash, accounts receivable, and accounts payable approximate their carrying values due to their short maturities.

Concentration of credit risk

Financial instruments which potentially subject NEXTracker to concentrations of credit risk are primarily accounts receivable and cash.

Customer credit risk

NEXTracker has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. NEXTracker performs ongoing credit evaluations of its customers’ financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. NEXTracker evaluates the collectability of its accounts receivable based on specific customer circumstances, current

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

economic trends, historical experience with collections and the age of past due receivables. To the extent NEXTracker identifies exposures as a result of credit or customer evaluations, NEXTracker also reviews other customer related exposures, including but not limited to inventory and related contractual obligations.

The following table summarizes the activity in NEXTracker’s allowance for doubtful accounts during fiscal years 2020 and 2019:

(In thousands)	Balance at beginning of year	Charged to costs and expenses	Write-offs	Balance at end of year

Allowance for doubtful accounts:
Year ended March 31, 2019(1)	$2,140	$5,377	$(355)	$7,162
Year ended March 31, 2020(1)	$7,162	$1,852	$(7,800)	$1,214

(1)	Charges incurred during fiscal years 2020 and 2019 are primarily for costs and expenses related to various distressed customers.

One customer accounted for 12% and 16% of NEXTracker’s revenue in fiscal years 2020 and 2019, respectively. This customer accounted for approximately 23% and 12 % of NEXTracker’s total balance of accounts receivable, net of allowance for doubtful accounts as of March 31, 2020 and 2019, respectively. A separate customer accounted for 16% of NEXTracker’s revenue in fiscal year 2020. Another customer accounted for 14% of NEXTracker’s revenue in fiscal year 2019 and 12% of NEXTracker’s total balance of accounts receivable, net of allowance for doubtful accounts as of March 31, 2019. Lastly, a different customer accounted for 21% of NEXTracker’s total balance of accounts receivable, net of allowance for doubtful accounts as of March 31, 2019. No other customer accounted for greater than 10% of NEXTracker’s accounts receivable, net of allowance for doubtful accounts during the periods presented.

Accounts receivable, net

NEXTracker’s accounts receivable are due primarily from solar contractors across the United States and internationally. Credit is extended in the normal course of business based on evaluation of a customer’s financial condition and, generally, collateral is not required. Trade receivables consist of uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 90 days of the invoice date. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the allowance for doubtful accounts, NEXTracker makes judgments regarding the customers’ ability to make required payments, economic events and other factors. As the financial conditions of NEXTracker’s customers change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. When deemed uncollectible, the receivable is charged against the allowance.

Amounts retained by customers under contracts and included in accounts receivable at March 31, 2020 and 2019 were $56.2 million and $43.4 million, respectively. Such retention amounts represent unbilled receivables as funds withheld by NEXTracker customers until its products are installed by a third party, arranged by the customer, and the project is declared operational. Retention amounts and length of retention periods may vary. All retention amounts outstanding as of March 31, 2020 are scheduled for collection within the next 12 months.

Product warranty

NEXTracker offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from five to 10 years, depending on the component. For these assurance type

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on historical information on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates. These estimates are based on data from NEXTracker specific projects and overall industry statistics. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

The following table summarizes the activity related to the estimated accrued warranty reserve during fiscal years 2020 and 2019:

	Fiscal year ended March 31,
(In thousands)	2020	2019
Beginning Balance	$11,976	$8,696
Provision for warranties issued	4,922	5,134
Payments	(1,623)	(1,854)

Ending Balance	$15,275	$11,976

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. NEXTracker’s inventory primarily consists of finished goods to be used and to be sold to customers, including components procured to complete the tracker system projects.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are depreciated over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment is comprised of the following:

	Depreciable life (in years)	As of March 31,
(In thousands)		2020	2019
Machinery and equipment	3—5	$8,113	$7,191
Leasehold improvements	up to 5	778	708
Furniture, fixtures, computer equipment and software	3—7	4,044	2,545
Construction-in-progress	—	721	2,094

		13,656	12,538
Accumulated depreciation and amortization		(9,719)	(7,191)

Property and equipment, net		$3,937	$5,347

Total depreciation expense associated with property and equipment was approximately $2.8 million and $3.1 million in fiscal years 2020 and 2019, respectively.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

NEXTracker reviews property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is determined by comparing its carrying amount to the lowest level of identifiable projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of property and equipment exceeds its fair value. Management determined there was no impairment for the years ended March 31, 2020 and 2019.

Deferred income taxes

For purposes of these combined financial statements, NEXTracker taxes are calculated on a stand-alone basis as if NEXTracker completed separate tax returns apart from its Parent (“Separate-return Method”). Income taxes as presented herein allocate current and deferred income taxes of Flex to NEXTracker in a manner that NEXTracker believes is systematic, rational, and consistent with the asset and liability method prescribed by ASC 740. Accordingly, as stated in paragraph 30 of ASC 740, the sum of the amounts allocated to NEXTracker may not be indicative of NEXTracker’s condition had NEXTracker been a separate stand-alone entity during the periods presented. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. For domestic entities, the settlement of tax obligations is assumed in the period incurred and included in net parent investment, whereas the settlement of certain historical foreign tax obligations is reflected in taxes payable/receivable given that certain foreign entities have filed separately. Other foreign entities have not historically filed separately and therefore the settlement of their tax obligations is included in net parent investment. Any incremental foreign tax expense calculated on a stand-alone basis is recorded in net parent investment.

Goodwill and other intangible assets

In accordance with accounting standards related to business combinations, goodwill is not amortized; however, certain finite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Intangible assets with indefinite lives are not amortized. NEXTracker reviews identified intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. NEXTracker also tests intangible assets with indefinite lives and goodwill at least annually for impairment. Refer to Note 5 for additional information about goodwill and other intangible assets.

Other current assets

Other current assets include short-term deposits and advances of $12.0 million and $2.1 million as of March 31, 2020 and 2019, respectively, primarily related to advance payments to certain vendors for procurement of inventory.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

Accrued expenses

Accrued expenses include accruals primarily for freight and tariffs of $35.5 million and $21.8 million as of March 31, 2020 and 2019, respectively. In addition, it includes $6.4 million and $3.1 million accrued payroll as of March 31, 2020 and 2019, respectively.

Other liabilities

Other liabilities primarily include the long-term portion of standard product warranty liabilities of $12.9 million and $9.9 million, respectively, and the long-term portion of deferred revenue of $7.2 million and $4.1 million as of March 31, 2020 and 2019, respectively.

Net parent investments

The net parent investment in the combined balance sheet represents Flex’s net investment in NEXTracker and is presented in lieu of stockholders’ equity. The statements of combined parent company equity include net cash transfers between Flex and NEXTracker pursuant to the centralized cash management function historically performed by Flex. Net parent investment includes the settlement and net effect of transactions with Flex including allocation of costs incurred by Flex on behalf of NEXTracker, including but not limited to allocations of stock-based compensation expense. The net effect of other assets and liabilities and related income and expenses historically recorded at corporate level pushed down to NEXTracker are also included in net parent investment. Transactions reflected in net parent investment in the accompanying combined balance sheet have been considered as cash receipts and payments for purposes of the combined statement of cash flows and are reflected as financing activities.

Leases

NEXTracker is a lessee with several non-cancellable operating leases, primarily for warehouses, buildings, and other assets such as vehicles and equipment. NEXTracker determines if an arrangement is a lease at contract inception. A contract is a lease or contains a lease when (i) there is an identified asset, and (ii) the customer has the right to control the use of the identified asset. Beginning with the adoption of ASU No. 2016-02, “Leases”, and subsequent updates (collectively, referred to as “ASC 842”) on April 1, 2019, NEXTracker has elected to adopt the package of transition practical expedients and, therefore, has not reassessed (i) whether existing or expired contracts contain a lease, (ii) lease classification for existing or expired leases, or (iii) the accounting for initial direct costs that were previously capitalized. NEXTracker recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date for NEXTracker’s operating leases. For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. NEXTracker has elected the short-term lease recognition and measurement exemption for all classes of assets, which allows NEXTracker to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less and with no purchase option NEXTracker is reasonably certain of exercising. NEXTracker has also elected the practical expedient to account for the lease and non-lease components as a single lease component, for all classes of underlying assets. Therefore, the lease payments used to measure the lease liability include all of the fixed considerations in the contract. Lease payments included in the measurement of the lease liability comprise the following: fixed payments (including in-substance fixed payments) and variable payments that depend on an index or rate (initially measured using the index or rate at the lease commencement date). As NEXTracker cannot determine the interest rate implicit in the lease for NEXTracker’s leases, NEXTracker uses the estimated incremental borrowing rate for Flex as of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

the commencement date in determining the present value of lease payments. The Flex estimated incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The lease term for all of NEXTracker’s leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that NEXTracker is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

NEXTracker adopted ASC 842 using the optional transition method, by which companies may elect not to recast the comparative periods presented in financial statements in the period of adoption and recognize a cumulative effect adjustment in the period of adoption. The adoption of ASC 842 did not have a material impact to NEXTracker’s balance sheet, statement of operations and comprehensive income, or statement of cash flows. The most significant changes to the balance sheet relate to the recognition of $6.0 million of ROU assets and lease liabilities for operating leases, with no net impact on opening parent company equity.

As of March 31, 2020, current operating lease liabilities were $1.4 million which are included in other current liabilities on the combined balance sheets and long-term lease liabilities were $4.0 million which are included in other liabilities on the combined balance sheets. ROU assets are included in other assets on the combined balance sheets.

Recently adopted accounting pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-04 “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” to simplify the subsequent measurement of goodwill by eliminating step 2 from the goodwill impairment test. This guidance requires that the change be applied on a prospective basis, and it is effective for NEXTracker beginning in the first quarter of fiscal year 2021, with early application permitted. NEXTracker adopted the guidance during fiscal year 2019 without a material impact to its financial position as there were no identified impairments during the period.

In August 2016, FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force).” The ASU is intended to address specific cash flow issues with the objective of reducing the existing diversity in practice and provide guidance on how certain cash receipts and payments are presented and classified in the statement of cash flows. NEXTracker adopted the guidance during fiscal year 2019 without a material impact to its financial position.

In February 2016, FASB issued ASU 2016-02 “Leases (Topic 842).” ASC 842 requires a lessee to recognize a ROU asset and lease liability. Under the new standard, leases are classified as finance or operating, with classification affecting the recognition of expense and presentation in the income statement. Details of the impact of NEXTracker’s adoption of ASC 842 has been described in the Leases section above.

Recently issued accounting pronouncements

In December 2019, FASB issued ASU 2019-12 “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. The guidance is effective for NEXTracker beginning in the first quarter of fiscal year 2022 with early adoption permitted. NEXTracker expects the new guidance will have an immaterial

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

impact on its combined financial statements and intends to adopt the guidance when it becomes effective in the first quarter of fiscal year 2022.

In June 2016, FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” and also issued subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02, and ASU 2020-03, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance is effective for NEXTracker beginning in the first quarter of fiscal year 2021. NEXTracker is assessing the impacts and currently expects the new guidance will have an immaterial impact on its combined financial statements.

3. Leases

NEXTracker has several commitments under operating leases for warehouses, buildings, and equipment. Leases have initial lease terms ranging from one year to five years.

The components of lease cost recognized under ASC 842 were as follow (in thousands):

Lease cost

Fiscal year ended March 31, 2020
Operating lease cost	$1,502

Amounts reported in the combined balance sheet as of the period ended March 31, 2020 were (in thousands, except weighted average lease term and discount rate):

As of March 31, 2020

Operating Leases:
Operating lease right of use assets	$5,225
Operating lease liabilities	5,388

Weighted-average remaining lease term (In years)
Operating leases	3.9

Weighted-average discount rate
Operating leases	3.4%

Other information related to leases was as follow (in thousands):

Fiscal year ended March 31, 2020

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,305

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

Future lease payments under non-cancellable leases as of March 31, 2020 are as follows:

(In thousands)	Operating leases

Fiscal Year Ended March 31,
2021	$1,571
2022	1,554
2023	1,476
2024	1,033
2025	80
Thereafter	—

Total undiscounted lease payments	5,714
Less: imputed interest	326

Total lease liabilities	$5,388

Under the previous lease accounting standard ASC 840, the aggregate future non-cancellable minimum rental payments on the NEXTracker operating lease, as of March 31, 2019, are as follows:

(In thousands)	Operating leases

Fiscal Year Ending March 31,
2020	$1,263
2021	1,423
2022	1,432
2023	1,392
2024	910
Thereafter	—

Total minimum lease payments	$6,420

4. Revenue

Revenue recognition

Based on Topic 606 provisions, NEXTracker disaggregates its revenue from contracts with customers by those sales recorded over time and sales recorded at a point in time.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

Disaggregation of revenue

The following table presents NEXTracker’s revenue disaggregated based on timing of transfer—point in time and over time for the fiscal years ended March 31, 2020 and 2019:

	Fiscal year ended March 31,
(In thousands)	2020	2019

Timing of Transfer
Point in time(1)	$419,265	$1,961
Over time	752,022	658,780

Total revenue	$1,171,287	$660,741

(1)	During fiscal year 2020, NEXTracker experienced high demand from customers procuring system components under the safe harbor provisions of the ITC. The ITC’s safe harbor provision allows solar power plant investors to claim a tax credit incentive applicable to a specific calendar year (30% of the project’s eligible cost basis for projects commencing construction before the end of calendar year 2019) for projects placed into service up to four years after such date if a qualifying percentage of integral components are pre-purchased. For customers with this incentive, NEXTracker provided components that are used by the customer to create a tracker system. Each component was a distinct performance obligation, and often the components were delivered in batches at different points in time. A significant amount of revenue was recognized in these arrangements at the point in time in which control was transferred for each component.

5. Goodwill and intangible assets

Goodwill

Goodwill relates to the 2015 acquisition of NEXTracker and the 2016 acquisition of BrightBox by Flex. Goodwill included within these combined financial statements was tested for impairment as part of Flex’s consolidated goodwill impairment testing, which occurs on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill was measured by Flex at the reporting unit level by comparing each reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit, which typically is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. These approaches use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy and require management to make various judgmental assumptions about sales, operating margins, growth rates and discount rates which consider its budgets, business plans and economic projections, and are believed to reflect market participant views. Some of the inherent estimates and assumptions used in determining fair value of Flex’s reporting units are outside the control of management, including interest rates, cost of capital, tax rates, market EBITDA comparables and credit ratings. While Flex management believes it has made reasonable estimates and assumptions to calculate the fair value of its reporting units, it is possible a material change could occur. If the actual results are not consistent with management’s estimates and assumptions used to calculate fair value, it could result in material impairments of goodwill.

If the recorded value of the assets, including goodwill, and liabilities (“net book value”) of any reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of Flex as a whole is greater than its fair value in the aggregate, all, or a significant portion of its goodwill may be considered impaired.

Flex had four reporting units as of March 31, 2020, which correspond to its four reportable operating segments: High Reliability Solutions, Industrial and Emerging Industries (“IEI”), Communications & Enterprise Compute,

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

and Consumer Technologies Group. The NEXTracker business is included within Parent’s IEI segment. Flex concluded that there was no change to its reporting unit determination in fiscal year 2020 and performed its annual goodwill impairment assessment on January 1, 2020. Flex performed a quantitative assessment of its goodwill and determined that no impairment existed in the IEI segment as of the date of the impairment test because the fair value of its reporting unit exceeded its carrying value.

As part of preparing these combined financial statements, NEXTracker has not performed a standalone goodwill impairment test. For fiscal years 2020 and 2019 NEXTracker’s goodwill remained at $265.2 million.

Other intangible assets

NEXTracker amortizes identifiable intangible assets consisting of developed technology, customer relationships, and trade names because these assets have finite lives. NEXTracker’s intangible assets are amortized on a straight-line basis over the estimated useful lives. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. No residual value is estimated for any intangible assets. The fair value of NEXTracker’s intangible assets is determined based on management’s estimates of cash flow and recoverability.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. NEXTracker reviewed the carrying value of its intangible assets as of March 31, 2020 and 2019 and concluded that such amounts continued to be recoverable.

The components of identifiable intangible assets are as follows:

	Estimated useful life (in years)	As of March 31, 2020			As of March 31, 2019
(In thousands)		Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Intangible assets:
Developed technologies	6	$46,183	$(34,637)	$11,546	$46,183	$(26,884)	$19,299
Customer-related intangibles	6	30,100	(22,575)	7,525	30,100	(17,558)	12,542
Trade name and other intangibles	7	15,400	(8,965)	6,435	15,400	(6,850)	8,550

Total		$91,683	$(66,177)	$25,506	$91,683	$(51,292)	$40,391

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

Total intangible asset amortization expense recognized in operations during fiscal years 2020 and 2019 was $14.9 million and $15.4 million, respectively. In 2020, $6.9 million was selling, general, and administrative expense and $8.0 million was cost of sales. In 2019, $7.5 million was selling, general, and administrative expense and $7.9 million was cost of sales. The gross carrying amounts of intangible assets are removed when fully amortized. Estimated future annual amortization expense for the above amortizable intangible assets are as follows (in thousands):

(In thousands)	Amount

Fiscal Year Ending March 31,
2021	$14,884
2022	8,415
2023	1,157
2024	200
2025	200
Thereafter	650

Total amortization expense	$25,506

6. Stock-based compensation

Flex maintains several share-based incentive plans (collectively, the “Plans”) for the benefit of certain of its officers, directors and employees, including the employees of NEXTracker. The following disclosures represent NEXTracker’s portion of the Plans maintained by Flex in which NEXTracker’s employees participated. All awards granted under the Plans consist of Flex common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that NEXTracker would have experienced as a stand-alone company for the period presented.

The following table summarizes NEXTracker’s stock-based compensation expense related to Flex equity incentive plans:

	Fiscal year ended March 31,
(In thousands)	2020	2019
Cost of sales	$1,643	$4,100
Selling, general and administrative expenses	2,593	3,797

Total stock-based compensation expense	$4,236	$7,897

Stock-based compensation expense includes an allocation of Parent’s corporate and shared functional employee expense of immaterial amounts for the years ended March 31, 2020 and 2019, respectively. These charges were recorded within selling, general and administrative expenses.

The 2017 equity incentive plan

As of March 31, 2020, Flex had approximately 10.5 million shares available for grant under the 2017 Plan. Options issued to the executives, officers and employees of Flex under this plan generally vest over four years

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

and expire ten years from the date of grant. Options granted to non-employee directors generally expire five years from the date of grant. The exercise price of options granted to employees is determined by the Flex Board of Directors or Compensation Committee and may not be less than the closing price of the Parent’s ordinary shares on the date of grant. As of March 31, 2020, the total unrecognized compensation cost related to unvested share options granted to employees under the 2017 Plan was not material.

The executives, officers and employees of Flex, including NEXTracker, were also granted restricted share unit (“RSU”) awards under the 2017 Plan. RSU awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with Flex. RSU awards generally vest in installments over a three to four-year period and unvested RSU awards are forfeited upon termination of employment. Vesting for certain RSU awards is contingent upon both service and market conditions.

As of March 31, 2020, the total unrecognized compensation cost related to unvested RSU awards held by NEXTracker employees was approximately $1.0 million under the 2017 Plan. These costs will be amortized generally on a straight-line basis over a weighted-average period of approximately three years.

Determining fair value—options and RSU awards

Valuation and Amortization Method—Flex estimates the fair value of share options granted under the 2017 Plan using the Black-Scholes valuation method and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of RSU awards granted, other than those awards with a market condition, is the closing price of the Parent’s ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period.

Expected Term—Parent’s expected term used in the Black-Scholes valuation method represents the period that Parent’s share options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the share options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share options.

Expected Volatility—Parent’s expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flex ordinary shares and historical variability in Parent’s periodic share price.

Expected Dividend—Flex has never paid dividends on its ordinary shares and accordingly the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate—Flex bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

There were no options granted under the 2017 Plan during fiscal years 2020 and 2019.

Determining fair value—RSU awards with service and market conditions

Valuation and Amortization Method—Flex estimates the fair value of RSU awards granted under the 2017 Plan whereby vesting is contingent on meeting certain market conditions using Monte Carlo simulation. This fair value is then amortized on a straight-line basis over the vesting period, which is the service period.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

Expected volatility of Flex—Volatility used in a Monte Carlo simulation is derived from the historical volatility of Parent’s stock price over a period equal to the service period of the RSU awards granted. The service period is three years for those RSU awards granted in fiscal years 2020 and 2019.

Average peer volatility—Volatility used in a Monte Carlo simulation is derived from the historical volatilities of the Standard and Poor’s (“S&P”) 500 index for the RSU awards granted in fiscal years 2020 and 2019.

Average Peer Correlation—Correlation coefficients were used to model the movement of Parent’s stock price relative to the S&P 500 index for the RSU awards granted in fiscal years 2020 and 2019.

Expected Dividend and Risk-Free Interest Rate assumptions—Same methodology as discussed above.

Share-based awards activity

Option activity under the 2017 Plan is immaterial for all periods presented. The following table summarizes the RSU award activity for NEXTracker direct employees under the 2017 Plan (“Price” reflects the weighted-average grant-date fair value):

	Fiscal year ended March 31,
	2020		2019
	Shares	Price	Shares	Price
Unvested RSU awards outstanding, beginning of fiscal year	27,175	$12.90	19,609	$14.81
Granted	115,499	9.00	17,775	11.81
Vested	(8,142)	13.09	(5,200)	13.80
Forfeited	—	—	(5,009)	15.56

Unvested RSU awards outstanding, end of fiscal year	134,532	$9.54	27,175	$12.90

All unvested RSU awards granted in fiscal year 2020 are plain-vanilla unvested RSU awards with no performance or market conditions.

The Nextracker equity incentive plan

All shares previously granted under the NEXTracker Equity Incentive Plan (the “NEXTracker Plan”) are the result of the Parent’s conversion of all outstanding, unvested shares of NEXTracker into unvested shares of Flex, as part of the 2015 acquisition of NEXTracker by Flex. As such, this plan is restricted to NEXTracker employees. Therefore, no additional share options or share bonus awards were granted or authorized to be granted during fiscal year 2020 or 2019. Options issued to employees under the NEXTracker Plan generally have a vesting period of two to four years from vesting commencement date and expire ten years from the date of grant.

As of March 31, 2020, the total unrecognized compensation cost related to unvested share options granted to employees under the NEXTracker Plan was $0.6 million and will be amortized on a straight-line basis over a weighted-average period of approximately 0.25 years, adjusted for estimated forfeitures.

RSU awards issued to employees under the NEXTracker Plan vest in installments over a three to five-year period from vesting commencement date, and unvested RSU awards are forfeited upon termination of employment. Vesting for certain of these share bonus awards is contingent on meeting certain performance targets over a three-year period commencing September 29, 2017.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

As of March 31, 2020, the total unrecognized compensation cost related to unvested RSU awards granted to employees under the NEXTracker Plan was approximately $1.8 million and will be amortized generally on a straight-line basis over a weighted-average period of approximately one year, adjusted for estimated forfeitures.

Determining fair value

The fair value of Flex’s share options granted to employees under the NEXTracker Plan during fiscal year 2016 was estimated using the following weighted-average assumptions:

Fiscal year ended March 31, 2016
Expected term	2.9 years
Expected volatility	28.8%
Expected dividends	0.0%
Risk-free interest rate	0.9%
Weighted-average fair value	$7.76

NEXTracker determines the fair value of RSU awards granted to employees under the NEXTracker Plan, consistent with the approach described above for the 2017 Equity Incentive Plan.

Share-based awards activity

The following is a summary of option activity for the NEXTracker Plan “Price” reflects the weighted-average exercise price:

	Fiscal year ended March 31,
	2020			2019
	Shares	Price	Weighted average remaining contractual term (in years)	Shares	Price	Weighted average remaining contractual term (in years)
Options outstanding, beginning of fiscal year	868,729	$10.54	7	1,182,672	$10.11	7
Exercised	(327,314)	8.84	6	(242,892)	8.47	7
Forfeited	(71,541)	16.10		(71,051)	10.46

Options outstanding, end of fiscal year	469,874	10.88	6	868,729	10.54	7

Options exercisable, end of fiscal year	355,623	$9.15	6	541,838	$7.92	7

The aggregate intrinsic value of options exercised under the NEXTracker Plan (calculated as the difference between the exercise price of the underlying award and the price of Flex’s ordinary shares determined as of the time of option exercise for options exercised in-the-money) was $2.2 million and $2.4 million as of March 31, 2020 and 2019, respectively.

As of March 31, 2020 the aggregate intrinsic value for options outstanding, options vested and expected to vest, and options exercisable under the NEXTracker Plan, were $2.4 million, $0.9 million, and $1.5 million,

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of Flex’s ordinary shares as of March 31, 2020 for the approximately 470 thousand options under the NEXTracker Plan that were in-the-money at March 31, 2020.

The following table summarizes the RSU activity under the NEXTracker Plan (“Price” reflects the weighted-average grant date fair value):

	Fiscal year ended March 31,
	2020			2019
	Shares	Price	Weighted average remaining contractual term (in years)	Shares	Price	Weighted average remaining contractual term (in years)
Unvested RSU awards outstanding, beginning of fiscal year	620,694	$16.38	8	961,277	$15.88	8
Vested	(198,762)	16.36	7	(338,169)	10.27	7
Forfeited	(136,259)	16.73		(2,414)	10.27

Unvested RSU awards outstanding, end of fiscal year	285,673	$16.22	7	620,694	$16.38	8

The total intrinsic value of RSU awards vested under the NEXTracker Plan was $1.9 million and $4.4 million, during fiscal year 2020 and 2019, respectively, based on the closing price of Flex’s ordinary shares on the date vested.

7. Relationship with parent and related parties

The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Flex. NEXTracker has historically been managed and operated in the normal course of business by Flex. Accordingly, certain shared costs have been allocated to NEXTracker and reflected as expenses in these combined financial statements. NEXTracker’s management and the management of Flex consider the expenses included and the allocation methodologies used to be reasonable and appropriate reflections of the historical Flex expenses attributable to NEXTracker for purposes of the stand-alone financial statements; however, the expenses reflected in these combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if NEXTracker historically operated as a separate, stand-alone entity and would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. In addition, the expenses reflected in the combined financial statements may not be indicative of expenses that NEXTracker could incur in the future.

Allocation of corporate expenses

The combined financial statements include expense allocations for certain functions provided by Flex, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, and stock-based compensation. These expenses have been allocated to NEXTracker on the basis of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure. During the fiscal years ended March 31, 2020 and 2019, NEXTracker was allocated $14.4 million and $15.4 million, respectively, of general corporate expenses incurred by Flex. Of these expenses, $11.1 million and $10.3 million, respectively, are included within selling, general and administrative expenses and $3.3 million and $5.1 million, respectively, are included in cost of sales in the combined statements of operations.

Risk management

Flex carries insurance for property, casualty, product liability matters, auto liability, and workers’ compensation and maintain excess policies to provide additional limits. NEXTracker pays a premium to Flex in exchange for the coverage provided. In fiscal year 2020, the policies with significant premiums included the Marine Cargo/Goods in Transit and the multiple Errors and Omissions policies all through various insurance providers. Expenses related to coverage provided by Flex are reflected in the combined income statement in the amounts of $0.7 million and $0.3 million for the fiscal years ended March 31, 2020 and 2019, respectively.

Cash management and financing

NEXTracker participates in Flex’ centralized cash management programs. Disbursements are independently managed by NEXTracker.

All significant transactions between NEXTracker and Flex that have not been historically cash settled have been included in the combined balance sheets within accumulated net parent investment, and reflected in the combined statement of cash flows as net transfers (to) from parent as these are deemed to be internal financing transactions. All intra-company accounts, profits and transactions among the combined entities have been eliminated.

The cash balance reflected in the combined balance sheets consist of the cash managed and controlled by NEXTracker that does not participate in the Flex centralized cash management pool.

Due to related parties relates to balances resulting from transactions between NEXTracker and Flex subsidiaries that have historically been cash settled. NEXTracker purchased certain components and services from other Flex affiliates of $65.7 million and $32.1 million for fiscal years ended March 31, 2020 and 2019, respectively.

8. Commitments and contingencies

Litigation and other legal matters

From time to time, NEXTracker may be involved in litigation relating to claims arising out of NEXTracker operations and businesses that cover a wide range of matters, including, among others, intellectual property matters, contract and employment claims, personal injury claims, product liability claims, and warranty claims. NEXTracker establishes an accrued liability for legal matters when those matters present loss contingencies that are both probable and estimable. Currently, there are no claims or proceedings against NEXTracker that it believes will have a material impact on the NEXTracker business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, NEXTracker may incur significant costs and experience a diversion of management resources as a result of litigation.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

In connection with the matters described below, NEXTracker has accrued for loss contingencies where it believes that losses are probable and estimable. The amounts accrued are not material. Although it is reasonably possible that actual losses could be in excess of NEXTracker’s accrual, NEXTracker is unable to estimate a reasonably possible loss or range of loss in excess of its accrual, except as discussed below, due to various reasons, including, among others, that: (i) the proceedings are in early stages or no claims have been asserted, (ii) specific damages have not been sought in all of these matters, (iii) damages, if asserted, are considered unsupported and/or exaggerated, (iv) there is uncertainty as to the outcome of pending appeals, motions, or settlements, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues or unsettled legal theories presented. Any such excess loss could have a material adverse effect on NEXTracker’s results of operations or cash flows for a particular period or on NEXTracker’s financial condition.

In January 2017, Array Technologies, Inc. (“ATI”) initiated a lawsuit against NEXTracker, Flex, Daniel Shugar, and other current and former employees in U.S. Federal District Court for the District of New Mexico. The suit alleges that NEXTracker and Flex caused a former ATI employee to breach his non-compete agreement with ATI by joining NEXTracker and makes claims of, among other things, fraud, constructive fraud, trade secret misappropriation, breach of contract and related claims. The lawsuit seeks, among other things, monetary damages, injunctive relief, attorneys’ fees, costs and interest. The Court subsequently dismissed ATI’s claims of fraud and constructive fraud, for which the Court stated that there was no evidence to support such claims against the defendants. Additionally, the Court ruled to exclude the presentation of certain damages expert testimony in a future jury trial, which reduced the total number of solar projects on which ATI could seek damages. The Court also rejected ATI’s request for sanctions. Currently pending before the Court is a motion for summary judgment regarding disgorgement of the former employee’s salary. The other claims in the case are still pending, and trial has been scheduled for January 2022. NEXTracker intends to vigorously defend this lawsuit.

9. Income taxes

The domestic and foreign components of income before income taxes were comprised of the following:

	Fiscal year ended March 31,
(In thousands)	2020	2019
Domestic	$143,415	$(5,905)
Foreign	5,514	6,665

Total	$148,929	$760

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

The provision for (benefit from) income taxes consisted of the following:

	Fiscal year ended March 31,
(In thousands)	2020	2019

Current:
Domestic	$34,871	$3,865
Foreign	460	2,539

	35,331	6,404

Deferred:
Domestic	(5,236)	(4,455)
Foreign	578	401

	(4,658)	(4,054)

Provision for income taxes	$30,673	$2,350

The domestic statutory income tax rate was approximately 21.0% in fiscal years 2020 and 2019. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the combined statements of operations is as follows:

	Fiscal year ended March 31,
(In thousands)	2020	2019
Income taxes based on domestic statutory rates	$31,275	$159
Effect of tax rate differential	(4)	2,137
FDII Deduction	(3,198)	(602)
Stock-based compensation	257	481
State	2,377	(45)
Other	(34)	220

Provision for income taxes	$30,673	$2,350

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

The components of deferred income taxes are as follows:

	As of March 31,
(In thousands)	2020	2019

Deferred tax liabilities:
Fixed assets	$(446)	$(190)
Intangible assets	(5,757)	(9,145)
Others	(690)	(631)

Total deferred tax liabilities	(6,893)	(9,966)

Deferred tax assets:
Fixed assets	15	5
Stock-based compensation	194	532
Deferred revenue	2,797	1,605
Warranty reserve	3,485	2,807
Accrued professional fees	1,293	39
Provision for doubtful accounts	277	1,634
Net operating loss and other carryforwards	4,440	4,720
Others	1,601	21

Total deferred tax assets	14,102	11,363
Valuation allowances	(0)	—

Total deferred tax assets, net of valuation allowances	14,102	11,363

Net deferred tax asset	7,209	1,397

The net deferred tax asset is classified as follows:
Long-term asset	7,623	5,229
Long-term liability	(414)	(3,832)

Total	$7,209	$1,397

NEXTracker has recorded deferred tax assets of approximately $4.4 million related to tax losses and other carryforwards. These tax losses and other carryforwards will expire at various dates as follows:

Expiration dates of deferred tax assets related to operating losses and other carryforwards
(In thousands)
2021 - 2026	$16
2027 - 2032	—
2033 and post	—
Indefinite	4,424

$4,440

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management’s estimates.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

As of March 31, 2020, NEXTracker has provided for earnings in foreign subsidiaries that are not considered to be indefinitely reinvested and therefore subject to withholding taxes on $2.1 million of undistributed foreign earnings, recording a deferred tax liability of approximately $0.5 million thereon.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
(In thousands)	2020	2019
Balance, beginning of fiscal year	$501	$548
Impact from foreign exchange rates fluctuation	(91)	(47)

Provision for income tax	$410	$501

NEXTracker and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, NEXTracker is no longer subject to income tax examinations by tax authorities for years before 2015.

NEXTracker recognizes interest and penalties accrued related to unrecognized tax benefits within NEXTracker’s tax expense. During the fiscal years ended March 31, 2020 and 2019, NEXTracker accrued interest and penalties of approximately $0.24 million and $0.03 million, respectively. NEXTracker had approximately $0.24 million and $0.27 million accrued for the payment of interest and penalty as of the fiscal years ended March 31, 2019 and 2020, respectively.

10. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or a decision making group, in deciding how to allocate resources and in assessing performance. Resource allocation decisions and NEXTracker’s performance are assessed by its Chief Executive Officer, identified as the CODM.

NEXTracker has one operating and reportable segment as of March 31, 2020, as consistent with fiscal year 2019. The following table sets forth geographic information of revenue based on the locations to which the products are shipped:

	Fiscal year ended March 31,
(In thousands)	2020		2019

Revenues:
U.S.	$937,163	80%	$291,734	44%
Rest of the World	234,124	20%	369,007	56%

Total	$1,171,287		$660,741

The United States is the principal country of domicile.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to combined financial statements (Continued)

The following table summarizes the countries that accounted for more than 10% of revenue in fiscal year 2020 and 2019. Revenue is attributable to the countries to which the products are shipped.

	Fiscal year ended March 31,
(In thousands)	2020		2019

Revenues:
U.S.	$937,163	80%	$291,734	44%
Mexico	$55,924	5%	$194,790	29%
Australia	$51,956	4%	$100,539	15%

No other country accounted for more than 10% of revenue for the fiscal periods presented in the table above.

For the fiscal years ended March 31, 2020 and 2019, property and equipment, net was $3.6 million and $4.7 million, respectively in the United States, which accounted for 92% and 89%, respectively, of property and equipment, net. No other countries accounted for more than 10% of property and equipment, net for the fiscal years 2020 and 2019.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

                Shares

Class A Common Stock

PROSPECTUS

Joint Book-Running Managers

J.P. Morgan

BofA Securities

Citigroup

                , 2021

Through and including      , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total:	$	*

*	To be filed by amendment

Item 14. Indemnification of directors and officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Upon completion of this offering, our certificate of incorporation will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Upon the completion of this offering, our certificate of incorporation will provide that we will indemnify each person who was or is a party or is threatened to be made a party or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We plan to enter into indemnification agreements with each of our executive officers and directors. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of Class A common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the forgoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 15. Recent sales of unregistered securities.

On                , 2021, we issued 100 shares of common stock, par value $0.0001 per share, to FIUI in exchange for $0.01, which shares will be cancelled upon the filing of our amended and restated certificate of incorporation and the consummation of the Transactions. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and financial statement schedules.

(A)	Financial Statements. See Index to Financial Statements.

(B)	Exhibits.

Exhibit Number		Document

1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering

3.2	*	Form of Amended and Restated Bylaws, to be effective upon completion of this offering

4.1	*	Specimen Class A Common Stock Certificate

5.1	*	Opinion of Sidley Austin LLP regarding the validity of the shares of Class A common stock

10.1	*	Form of Limited Liability Company Agreement of Nextracker LLC

10.2	*	Form of Exchange Agreement

10.3	*	Form of Tax Receivable Agreement

10.4	*	Form of Separation Agreement

10.5	*	Form of Transition Services Agreement

10.6	*	Form of Employee Matters Agreement

10.7	*	Form of Registration Rights Agreement

10.8	*†	Form of 2021 Nextracker Inc. Equity Incentive Plan

10.9	*†	Form of Indemnification Agreement

22.1	*	Subsidiaries of the registrant

23.1	*	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	*	Consent of Sidley Austin LLP (included in Exhibit 5.1)

23.3	*	Consent to be named as a director nominee ( )

24.1	*	Power of Attorney (included in signature page)

*	To be filed by amendment.

†	Indicates a management contract or compensatory plan.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended Nextracker Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California on                  , 2021.

Nextracker Inc.

By:
Name:
Title: Chief Executive Officer

Power of attorney

Each officer and director of Nextracker Inc. whose signature appears below constitutes and appoints                     and                     , and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said each attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

	Chief Executive Officer (principal executive officer)	, 2021

	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2021

	Director	, 2021

	Director	, 2021

	Director	, 2021

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

	Director	, 2021

	Director	, 2021

	Director	, 2021

	Director	, 2021